

American International Group, Inc.
2024 Notice of Annual Meeting and Proxy Statement

Our Purpose is to discover new potential by reimagining what AIG can do for you.

Our Values and how we bring them to life:

- **TAKE OWNERSHIP**
  - We set clear **expectations**
  - We are **proactive**
  - We are **accountable**

- **SET THE STANDARD**
  - We **deliver quality**—always
  - We are **client-centric**
  - We **lead** the industry

- **WIN TOGETHER**
  - We are **stronger together**
  - We are **aligned**
  - We are **one team**

- **BE AN ALLY**
  - We strive for **inclusion**
  - We **listen** and **learn**
  - We **speak** with our **actions**

- **DO WHAT'S RIGHT**
  - We act with **integrity**
  - We **lead** by example
  - We **lift up** our **communities**

A Letter from our Chairman & Chief Executive Officer



Peter Zaffino
Chairman & Chief Executive Officer

Dear Fellow Shareholders:

I am very pleased with the progress AIG made in 2023 and will highlight our significant achievements throughout the year. Our sustained financial performance over the last several years has enabled us to continue to position AIG as a top-performing global insurer. Over the course of the year, we made significant strategic, operational and financial advancements, which created substantial value for AIG's colleagues, clients, and shareholders, and provided significant momentum as we enter 2024.

Our very strong financial results last year were led by excellent underwriting performance, expense discipline as we continued investing for the future, increased investment income, and execution of a balanced capital management strategy. In 2023, we delivered exceptional underwriting profitability that surpassed our 2022 results and delivered a second consecutive year of underwriting income in excess of $2 billion. To put this in context, AIG had significant underwriting losses from 2008-2018, making today's performance even more impressive. Now, we are well positioned with our breadth and depth of expertise and talent in underwriting, operational capabilities, and claims service to drive AIG's continued progress.

During 2023, we also reached several important milestones by simplifying our business, executing on several divestitures that further re-positioned our portfolio, and significantly reducing volatility. We made remarkable progress towards the separation of Corebridge, completing three secondary offerings that generated approximately $2.9 billion in proceeds. At year end, our ownership stake in Corebridge was approximately 52%, and we expect to continue reducing our ownership of Corebridge in 2024, subject to market conditions. When we are not the majority owner of Corebridge and no longer control its board, we will no longer consolidate our financial results, and this will enable us to be positioned as a leading global property and casualty insurer.

Our outstanding performance and strategic positioning in 2023 enabled the execution of our thoughtful and balanced capital management strategy. We increased financial flexibility while reducing debt by $1.4 billion and returning approximately $4 billion to AIG shareholders through $3 billion of common stock repurchases and $1 billion of common stock dividends, including a 12.5% increase in the second quarter of 2023. We finished 2023 with very strong parent liquidity of $7.6 billion, giving us ample capacity to continue executing on our capital management priorities going forward.

AIG entered 2024 with strong momentum and we have introduced AIG Next, our future-state business model that will create additional value by weaving a leaner, more unified company together. AIG Next will result in further expense reductions and will support our progress toward achieving our Adjusted Return on Common Equity target of 10% plus, while also creating a less complex company. We are able to deliver multiple high-quality outcomes while moving with pace thanks to the commitment and teamwork of our AIG colleagues around the world.

As you will hear from the Board's Lead Independent Director, John Rice, we enhanced our governance practices in 2023, anchored by active engagement with AIG's investors and continued refreshment of our Board of Directors. Since our last shareholder meeting in May 2023, the Board welcomed two highly accomplished and eminently qualified Directors, Jimmy Dunne and Chris Inglis.

The Board encourages you to read this Proxy Statement and the accompanying Annual Report, and we welcome you to join AIG's virtual Annual Meeting of Shareholders at www.virtualshareholdermeeting.com/AIG2024, on May 15, 2024, at 11:00 a.m. Eastern Time.

AIG is well positioned to help our clients and partners solve a vast array of risk issues while working closely with our stakeholders to navigate an increasingly complex global socioeconomic environment. All of our stakeholders have recognized that we are now setting the standards in the global insurance industry.

I thank you for your continued investment of capital and support, and I look forward to continuing to build on the progress we have made as we create the AIG of the future and provide exceptional value to our stakeholders.

Sincerely,

Peter Zaffino

Peter Zaffino
Chairman & CEO

A Letter from our Lead Independent Director



John G. Rice
Lead Independent Director

Dear Fellow Shareholders:

I joined AIG's Board in 2022 and have been honored to serve as Lead Independent Director since January 1, 2023.

AIG management and the Board communicate openly and candidly so that the Board can effectively perform its role. Our meeting agendas are established with the Chairman and CEO and designed to ensure we spend time on the most important matters including both opportunities and challenges. We have executive sessions as part of every meeting, and there is regular director interaction between meetings so questions can be posed, and ideas can be shared.

The Board makes an effort to engage consistently and productively with shareholders. This engagement was substantial again this year, with outreach to investors representing 68.9% of shares outstanding and resulting meetings with those representing 54.3% of shares outstanding. Following feedback from investors at these meetings, the Board completed a comprehensive review and update of AIG's Corporate Governance Guidelines, which led to broader duties for the Lead Independent Director.

We have added two new directors who will be standing for reelection, along with the rest of the Board, at this year's Annual Meeting. With the addition of Jimmy Dunne and Chris Inglis, the Board stands to benefit from these executives' business acumen, diverse experience in complex strategic initiatives, and deep commitment to the company. These individuals bring complementary skillsets while also understanding that the Board, as a whole, must be greater than the sum of its parts. Simply stated, our job is to work as a team to represent your interests and support the management team.

As Peter has shared, AIG's strategic, operational and financial momentum continues, thanks to the hard work of the leadership team and their colleagues around the world. In Peter Zaffino, we have an exceptional leader who is building the team, and the Company, for the future. Your Board will continue to evolve by regularly assessing our performance, seeking shareholder feedback, and working to ensure our efforts are commensurate with what our shareholders expect.

Thank you for your continued support of AIG. The Board encourages you to read this Proxy Statement and welcomes you to join AIG's virtual Annual Meeting of Shareholders at www.virtualshareholdermeeting.com/AIG2024 on Wednesday, May 15, 2024, at 11:00 a.m. Eastern Time.

Sincerely,

John G. Rice
Lead Independent Director

Notice of Annual Meeting of Shareholders

2024 Annual Meeting of Shareholders to be Held Virtually:

This year's meeting will be held in a virtual format only. Please visit www.virtualshareholdermeeting.com/AIG2024

Date and Time:
May 15, 2024
11:00 a.m. Eastern Time

April 2, 2024

Matters to be Voted On:

1. Election of the Ten Director Nominees Named in this Proxy Statement

2. Advisory Vote to Approve Named Executive Officer Compensation

3. Ratify Appointment of PricewaterhouseCoopers LLP (PwC) to Serve as Independent Auditor for 2024

4. Consideration of the Two Shareholder Proposals in this Proxy Statement, if Properly Presented at the Annual Meeting

5. Other business, if Properly Presented at the Annual Meeting

Your vote is very important. We encourage you to vote.

Who May Vote:

If you owned shares of American International Group, Inc. (AIG Parent) common stock at the close of business on March 18, 2024 (the record date), you are entitled to receive this Notice of the 2024 Annual Meeting and to vote at the 2024 Annual Meeting, either during the virtual meeting or by proxy.

How to Participate:

To participate in the 2024 Annual Meeting via the website (www.virtualshareholdermeeting.com/AIG2024), enter the 16-digit voting control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials, or email notification. You can find detailed instructions on page 99 of this Proxy Statement.

Please carefully review this Proxy Statement and vote in one of the four ways identified on this page under "How to Vote."

By Order of the AIG Board of Directors.



Chris Banthin

Senior Vice President and Corporate Secretary

How to Vote:

By Telephone	**By the Internet**	**By Mail**	**Online During the Meeting**
Call the telephone number on your proxy card or voting instruction form or in other communications	Go to www.proxyvote.com and follow the instructions	Sign, date and mail your proxy card or voting instruction form in the enclosed envelope	Attend the 2024 Annual Meeting online. See page 100 for instructions on how to attend and vote online
			

The Board of Directors (the Board) is soliciting proxies to be voted at our 2024 Annual Meeting of Shareholders on May 15, 2024, and at any postponed or reconvened meeting. We expect that the proxy materials and notice of internet availability will be mailed and made available to shareholders beginning on or about April 2, 2024.

Table of Contents

A Letter from our Chairman & Chief Executive Officer	1
A Letter from our Lead Independent Director	2
Notice of Annual Meeting of Shareholders	3
Proxy Statement Summary	5
Voting Matters and Vote Recommendation	5
What's New	5
About Us	6
2023 Highlights	7
Executive Compensation Highlights	8
Corporate Governance Highlights	8
Proposal 1—Election of Directors	12
Board Composition and Refreshment Process	12
Director Nominees	15
Corporate Governance	22
Our Continuing Commitment to Effective and Robust Corporate Governance Practices	22
Board Leadership Structure	23
Areas of Board Oversight	26
Board Committees	29
Director Compensation	32
Shareholder Engagement	34
Ownership of Certain Beneficial Owners	36
Proposal 2—Advisory Vote to Approve Named Executive Officer Compensation	38
Compensation Discussion and Analysis (see detailed table of contents on this page)	39

2023 Executive Compensation	71
2023 Summary Compensation Table	71
2023 Grants of Plan-Based Awards	74
Holdings of and Vesting of Previously Awarded Equity	75
Post-Employment Compensation	78
Potential Payments on Termination	80
Pay Ratio	85
Pay Versus Performance	85
Equity Compensation Plan Information	89
Compensation Glossary	90
Report of the Audit Committee	91
Proposal 3—Ratify Appointment of PwC to Serve as Independent Auditor for 2024	92
Proposal 4—Shareholder Proposal Requesting an Independent Board Chair Policy	94
Shareholder Proposal	94
AIG Statement in Opposition	95
Proposal 5—Shareholder Proposal Requesting a Director Resignation By-Law	97
Shareholder Proposal	97
AIG Statement in Opposition	98
Frequently Asked Questions About the Annual Meeting	99
Other Important Information	104
Appendix A - Non-GAAP Financial Measures	A-1

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held virtually on May 15, 2024. The Notice of the 2024 Annual Meeting of Shareholders and Proxy Statement, as well as our 2023 Annual Report, are available free of charge at www.proxyvote.com or at www.aig.com. References in either document to our website are for the convenience of readers, and information available at or through our website is not a part of, nor is it incorporated by reference in, the Proxy Statement or Annual Report.

Our principal executive offices are located at 1271 Avenue of the Americas, New York, New York, 10020-1304.

Note: In this Notice of the 2024 Annual Meeting of Shareholders and Proxy Statement, we use the terms the "Company," "AIG," "we," "us" and "our" to refer to AIG and its consolidated subsidiaries unless the context refers to AIG Parent only.

	2024 Annual Meeting of Shareholders to be Held Virtually:
	This year's meeting will be held in a virtual format only. Please visit www.virtualshareholdermeeting.com/AIG2024
	Date and Time: May 15, 2024 11:00 a.m. Eastern Time

Proxy Statement Summary

This summary highlights information contained in this Proxy Statement. It does not contain all of the information you should consider in making a voting decision, and you should read the entire Proxy Statement carefully before voting.

Voting Matters and Vote Recommendation

			Board's recommendation	More information
Management Proposals	**Item 1**	Election of the Ten Director Nominees Named in this Proxy Statement	**FOR each Director Nominee**	Page 12
	Item 2	Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	Page 38
	Item 3	Ratify Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2024	**FOR**	Page 92
Shareholder Proposals	**Item 4**	Proposal Requesting an Independent Board Chair Policy	**AGAINST**	Page 94
	Item 5	Proposal Requesting a Director Election Resignation By-Law	**AGAINST**	Page 97

What's New

- Corporate Governance Enhancements
  - Updates to Corporate Governance Guidelines – Completed a comprehensive review and update of our Corporate Governance Guidelines, including broadening the Lead Independent Director duties (see page 24)
  - Updates to Board committee charters – Completed a thorough review of each Board committee charter, which included benchmarking charters against certain companies in the Fortune 100 (see page 29)
- Enhanced Disclosure - In response to shareholder feedback, we have enhanced our disclosures on the items below
  - Topics discussed during shareholder engagement, such as executive compensation, including one-time awards and talent succession (see page 35)
  - CEO succession planning (see page 27)
  - Board self-evaluation process (see page 25)
  - Board continuing education (see page 25)

About Us

We are a leading global insurance organization. We provide insurance solutions that help businesses and individuals in approximately 190 countries and jurisdictions protect their assets and manage risks through our operations and network partners.

World-Class Insurance Franchises that are among the leaders in their geographies and segments, providing differentiated service and expertise.

Breadth of Loyal Customers including millions of clients and policyholders ranging from multi-national Fortune 500 companies to individuals throughout the world.

Broad and Long-Standing Distribution Relationships with brokers, agents, advisors, banks and other distributors strengthened through our dedication to quality.

Highly Engaged Global Workforce of more than 25,000 colleagues committed to excellence who are providing insurance solutions that help businesses and individuals in approximately 190 countries and jurisdictions protect their assets and manage risks through our operations and network partners.

Balance Sheet Strength and Financial Flexibility as demonstrated by approximately $45 billion in shareholders' equity and AIG Parent liquidity sources of $12.1 billion as of December 31, 2023.

2023 Highlights

We delivered an outstanding year in 2023, producing strategic, operational and financial achievements that demonstrate continued strength in executing multiple, complex initiatives simultaneously and with quality.

Execution of Multiple, Highly Complex Strategic Initiatives

- Repositioned our portfolio of businesses for sustainable, profitable growth with the divestitures of Validus Reinsurance, Ltd. (Validus Re) and Crop Risk Services, Inc. (CRS) and the transfer of Private Client Select to an independent Managing General Agent platform

- Closed sale of Validus Re, including AlphaCat Managers Ltd. and the Talbot Treaty reinsurance business, for $3.3 billion in cash including pre-closing dividend

- Closed sale of CRS for gross proceeds of $234 million

- United the General Insurance and parent company leadership teams and their organizations

- Debuted AIG Next, creating a leaner future-state business model and establishing enterprise-wide standards to drive better outcomes for all stakeholders

Continued Balanced Capital Management Supporting Financial Strength, Growth and Shareholder Return

- Repurchased $3.0 billion of our common stock and paid $1.0 billion of common and preferred stock dividends

- Reduced weighted average diluted shares outstanding by 8 percent, reaching 725.2 million shares

- Increased quarterly common stock dividend payments by 12.5 percent $0.36 per share during the second quarter of 2023

- Reduced general borrowings by $1.4 billion

Strong Performance Resulting from Significant Improvement in Underwriting Income

- General Insurance achieved $2.3 billion in underwriting income, up 15 percent year over year

- 2023 combined ratio of 90.6 compared to 91.9 in 2022, and sub-100 in every quarter of 2023

- 2023 accident year combined ratio, as adjusted* of 87.7 improved 1.0 point compared to 88.7 in 2022

Continued Progress Towards Deconsolidation and Separation of Corebridge Financial, Inc. (Corebridge)

- We sold 159.75 million shares of Corebridge common stock in secondary public offerings with gross proceeds of $2.9 billion

- Corebridge repurchased 17.2 million shares of its common stock from AIG for an aggregate purchase price of $315 million

- Corebridge distributed dividends on Corebridge common stock totaling $1.1 billion to AIG

- Our ownership of Corebridge reduced to 52.2 percent as of December 31, 2023

- Corebridge closed the sale of Laya Healthcare Limited for €691 million ($731 million) and announced the sale of AIG Life Limited for consideration of £460 million

---

* Accident year combined ratio, as adjusted is a non-GAAP financial measure. See Appendix A for a reconciliation showing how this metric is calculated from our audited financial statements.

Executive Compensation Highlights

The Compensation and Management Resources Committee (CMRC) oversees our compensation programs, which are designed to reward performance against our strategic priorities and align executive pay with performance.

Our 2023 short-term incentive and long-term incentive program metrics reflected key areas of focus for our Company for relevant periods, including driving underwriting and operational excellence to improve profitability and setting the stage for transformative transactions.

1. CEO incentive-based compensation for 2023 is 100 percent performance based in the form of Performance Share Units (PSUs) and stock options

2. Majority of our named executives' 2023 compensation is variable and at-risk

3. Majority of non-CEO named executives' 2023 long-term incentive compensation is performance-based in the form of PSUs and stock options

Our 2023 compensation programs, including the compensation decisions for each of the named executives, are detailed under "Compensation Discussion and Analysis" on page 39.

Corporate Governance Highlights

Balanced and Independent Board of Directors

We strive to maintain a balanced and independent Board that is committed to representing the long-term interests of our shareholders. We seek to have a Board that possesses the substantial and diverse skills, experience and attributes necessary to provide guidance on our strategy and oversee management's approach to addressing the challenges and risks facing the Company. The following table provides summary information about each of our ten director nominees. The Board recommends that our shareholders elect all ten director nominees listed below during the Annual Meeting. Each nominee is elected annually by a majority of votes cast.

Under our By-Laws, directors in an uncontested election must receive more votes "for" their election than "against." Under the Corporate Governance Guidelines, each nominee has submitted an irrevocable resignation that becomes effective upon (1) the nominee's failure to receive the required vote and (2) the Board's acceptance of the resignation. The Board will accept that resignation unless the NCGC recommends, and the Board determines, that the best interests of the Company and its shareholders would not be served by doing so.

All directors are independent, except for Mr. Zaffino.

Director Nominee	Age	Director Since	Occupation and Background	Current Committee Memberships*			
				Audit	CMR	NCG	Risk
Paola Bergamaschi	62	2022	Former Global Banking and Capital Markets Executive at State Street Corporation, Credit Suisse and Goldman Sachs	M			M
James Cole, Jr.	55	2021	Chairman & Chief Executive Officer of The Jasco Group, LLC; Former Delegated Deputy Secretary of Education and General Counsel of the U.S. Department of Education			C	M
James (Jimmy) Dunne III	67	2023	Vice Chairman and Senior Managing Principal, Piper Sandler				
John (Chris) Inglis	69	2024	Strategic Advisor at Paladin Capital Group; Former National Cyber Director				
Linda A. Mills	74	2015	Former Corporate Vice President of Operations, Northrop Grumman Corporation		C		M
Diana M. Murphy	67	2023	Managing Director, Rocksolid Holdings LLC		M	M	
Peter R. Porrino	67	2019	Former Executive Vice President & Chief Financial Officer, XL Group Ltd	C			C
John G. Rice Lead Independent Director	67	2022	Former Non-Executive Chairman, GE Gas Power; Former President & Chief Executive Officer, GE Global Growth Organization		M	M	
Vanessa A. Wittman	56	2023	Former Chief Financial Officer, Glossier, Inc.	M			M
Peter Zaffino	57	2020	Chairman & Chief Executive Officer, AIG				

KEY TO COMMITTEES

CMR Compensation and Management Resources **NCG** Nominating and Corporate Governance

C Chair M Member

*   Mr. Dunne and Mr. Inglis joined the Board in December 2023 and March 2024, respectively. They have not yet received any committee assignments.

We believe our nominees' diverse and complementary skills, experience and attributes promote a well-functioning, highly qualified Board. We have undertaken significant Board refreshment in recent years to ensure that the directors are positioned to provide strategic guidance and oversight as we continue to make meaningful progress on strategic priorities, such as the continued separation of Corebridge and the repositioning of our portfolio for sustainable, profitable growth.

Nominee Highlights



Tenure

1
>7 years

Average
2.6

3
3-7 years

6
0-2 years

Age

3
51-60

Average
64.1

7
61+

Gender

4
Women

Women
40%

6
Men

1 Nominee
Identifies as LGBTQ+

Race/Ethnicity

1 African
American
/Black

Racial/Ethnic
Diversity
10%

9

Board Meetings and Attendance in 2023



95%
Average attendance by directors at the Board meetings held during 2023

10
Board meetings

22
Committee meetings

96%
Average attendance by directors at committee meetings

In conjunction with each regularly scheduled Board and committee meeting, the independent directors meet in sessions without management. These sessions are led by the Lead Independent Director and committee chairs following Board and committee meetings, respectively.

Under the Corporate Governance Guidelines, directors are expected to attend the Annual Meeting. Each of the directors who stood for election at the 2023 Annual Meeting participated in that meeting.

Shareholder Engagement

During the spring and fall of 2023 as well as early 2024, we continued our efforts to engage consistently and productively with our shareholders. Our Lead Independent Director and CMRC Chair participated in some of these engagement meetings, joined by our General Counsel, Chief Human Resources and Diversity Officer, Corporate Secretary, Head of Executive Compensation, Head of Investor Relations and Chief Sustainability Officer, as appropriate.

By the Numbers: Engagement in 2023 and Early 2024

Reached out to
33 top shareholders,
representing
68.9%
of shares outstanding

Held
31 meetings with shareholders,
representing
54.3%
of shares outstanding

Met with
ISS and Glass Lewis
during Fall Engagement

Lead Independent Director and CMRC Chair participated in meetings with shareholders representing
25.0%
of shares outstanding

Shareholders Provided Feedback on the Key Topics Below

- Chairman & CEO performance, expressing high regard
- Executive compensation, including one-time awards
- Long-term incentive equity mix for CEO
- 2023 say-on-pay vote outcome
- Talent succession planning
- Recent corporate governance enhancements
- Board leadership structure



Proposal 1
Election of Directors

What am I voting on?

The Board is seeking your support for the election of the ten individuals nominated to serve on the Board until the 2025 Annual Meeting or until a successor is duly qualified and elected.

Our director nominees hold and have held senior positions as leaders of various large and complex global businesses. Our nominees have been chief executive officers and chief financial officers, senior executives with financial services, insurance, media, private equity and industrial firms, senior government officials and a military officer. Through these roles, our nominees have developed expertise in such areas as insurance, financial services, international business operations, risk management, corporate governance, M&A, technology, cybersecurity and human capital management. With this blend of skills and experience, our nominees bring fresh perspectives and a seasoned and practical approach to Board deliberations and oversight. Each director nominee is independent, except for our Chairman & Chief Executive Officer (CEO), Mr. Zaffino.

Detailed biographical information for each director nominee follows. We have included the key experiences, qualifications and skills, including other public company directorships, that our nominees bring to the Board. Each director nominee is currently a director on the Board and has consented to being named as a nominee in the proxy materials and to serve if elected.

Voting Recommendation

The Board unanimously recommends a vote **FOR** each of the nominees for election to the Board at the 2024 Annual Meeting.

Board Composition and Refreshment Process

We prioritize effective and aligned Board composition, supplemented by a thoughtful approach to refreshment. Over the past several years, the Board, with significant support from the Nominating and Corporate Governance Committee (NCGC), has undertaken a thorough evaluation of the size and composition of the Board and its committees, resulting in a diverse Board with near gender parity. The Board and the NCGC take into account the characteristics and qualifications of existing directors, potential director departures and our evolving strategic objectives and business environment when evaluating Board composition.

The NCGC identifies candidates in several ways: current and former directors and senior management may recommend suitable candidates; any shareholder may recommend a director candidate by writing to AIG's Corporate Secretary (see page 103 for contact information); and the NCGC may engage third-party search firms to ensure that there is a large and diverse pool of suitable candidates.

Criteria for Board Membership

The Board and the NCGC conduct a rigorous review, taking into consideration the criteria set forth in our Corporate Governance Guidelines. The Board considers the following attributes essential for all directors:

- High personal and professional ethics, values and integrity
- The ability to work as part of an effective, collegial group
- A commitment to representing the long-term interests of the Company and our shareholders
- The skills, expertise, background and experience with businesses and other organizations that the Board deems relevant
- The interplay of the candidate's experience with the experience of other Board members

- Diversity, including diversity of personal background and professional experience, skills and qualifications as well as race, gender, ethnicity, religion, nationality, disability, sexual orientation and cultural background
- The contribution of the candidate's skills and experience to ensuring that the Board has the necessary tools to perform its oversight function effectively
- The ability and willingness to devote the time necessary to fulfill a director's duties

Key Skills, Experience and Expertise

The NCGC regularly reviews with the Board the essential skills, experience and expertise that are most important in selecting candidates to serve as directors, considering our complex businesses, regulatory environment and the mix of capabilities and experience already represented on the Board. To this end, the Board and the NCGC have identified the following key skills and areas of expertise as essential for effective oversight in light of our businesses and strategy:

 **Insurance** Experience working in the insurance industry, particularly property and casualty

 **Financial Services** Experience in the non-insurance financial services industry, including banking and financial markets

 **Business Transformation** Experience leading or overseeing successful long-term business transformations and corporate restructurings at scale or significant acquisitions and integrations

 **Public Company Executive Leadership** Experience in a significant leadership position at a public company, such as a chief executive officer, chief financial officer or other senior leadership role

 **Risk Management** Experience with the identification, assessment and oversight of enterprise risk management programs and best practices, including those relating to operational risks and cyber risks

 **Regulatory/Government** Experience working in highly regulated industries and/or as a regulator or other government official

 **Financial Reporting/Accounting** Experience with financial reporting, accounting or auditing processes and standards

 **International Experience** Experience managing or overseeing businesses outside the U.S. and/or working or living in countries outside the U.S.

 **Technology/Cyber** Experience with oversight, development and adoption of technology and management of related issues and risks, including information security, cybersecurity and data management

 **Digital** Knowledge of or experience with digital transformations and digital workflows, as well as related issues and risks

 **ESG/Sustainability** Experience with environmental, sustainability and governance (ESG)-related issues

Diversity

We strive to maintain a diverse Board. While the Board has not adopted a specific policy on diversity, we believe that diversity — including with regard to race, gender, ethnicity, religion, nationality, disability, sexual orientation, veteran status and cultural background — is an important consideration in the director search and nomination process. Additionally, when considering Board composition and director refreshment, the Board and NCGC consider diversity in a broad sense, including work experience, skills and perspectives. The total mix of all these considerations contributes to more meaningful Board deliberations and oversight and is critical to our long-term success. Our director nominees include six men and four women, one nominee who is African American/Black, one nominee who is LGBTQ+ and one nominee who is a military veteran. Half of our four standing committees are chaired by a diverse director based on race or gender.

We have undertaken significant Board refreshment in recent years. We believe our nominees' diverse and complementary skills, experiences and attributes promote a well-functioning, highly-qualified Board to provide appropriate guidance and independent oversight. In the nominees' biographies beginning on page 16 — as well as the summary graphic below — we highlight each nominee's key skills, experience and areas of expertise.

		Skills, Experience and Expertise											Diversity		
Director Nominee and Title	Director Since	Regulatory/ Government	Business Transformation	Public Company Executive Leadership	Financial Reporting/ Accounting	Risk Management	Insurance	Financial Services	International Experience	Technology/Cyber	Digital	ESG / Sustainability	African American/ Black	Gender (M/F)	LGBTQ+
Paola Bergamaschi Former Global Banking and Capital Markets Executive at State Street Corporation, Credit Suisse and Goldman Sachs	2022	■			■	■		■	■	■				F	
James Cole, Jr. Chairman & Chief Executive Officer of The Jasco Group, LLC; Former Delegated Deputy Secretary of Education and General Counsel of the U.S. Department of Education	2021	■	■			■		■		■		■	■	M	■
James (Jimmy) Dunne III Vice Chairman and Senior Managing Principal, Piper Sandler	2023		■					■						M	
John (Chris) Inglis Strategic Advisor at Paladin Capital Group; Former National Cyber Director	2024	■	■			■			■	■	■	■		M	
Linda A. Mills Former Corporate Vice President of Operations, Northrop Grumman Corporation	2015	■		■	■				■	■	■	■		F	
Diana M. Murphy Managing Director, Rocksolid Holdings LLC	2023		■	■	■			■				■		F	
Peter R. Porrino Former Executive Vice President & Chief Financial Officer, XL Group Ltd	2019	■		■	■	■	■							M	
John G. Rice LEAD INDEPENDENT DIRECTOR Former Non-Executive Chairman, GE Gas Power; Former President & Chief Executive Officer, GE Global Growth Organization	2022	■	■	■	■			■	■	■				M	
Vanessa A. Wittman Former Chief Financial Officer, Glossier, Inc.	2023		■	■	■	■	■	■	■		■			F	
Peter Zaffino Chairman & Chief Executive Officer, AIG	2020	■	■	■	■	■	■	■	■	■	■			M	
Total Skills, Experience and Expertise and Diversity		**7**	**7**	**6**	**7**	**6**	**3**	**7**	**6**	**6**	**4**	**4**	**1**	**6M/4F**	**1**

Director Nominees

The Board, on the recommendation of the NCGC, has nominated for election to the Board the ten individuals presented in the Proxy Statement beginning on page 16. All are incumbent directors and were elected by the shareholders at the 2023 Annual Meeting, other than Mr. Dunne, who joined the Board in December 2023 and Mr. Inglis, who joined the Board in March 2024. An executive officer identified Mr. Dunne and a third-party executive recruitment firm that assisted with recruitment efforts identified Mr. Inglis. Both Mr. Dunne and Mr. Inglis were interviewed by our directors and were subject to the Board's customary due diligence and evaluation procedures.

Our Corporate Governance Guidelines and By-Laws do not impose term limits because, in certain circumstances, the Board believes that a director who serves for an extended period could be uniquely positioned to provide insight and perspective regarding the Company's operations and strategic direction. Our Corporate Governance Guidelines require that directors retire at the annual meeting after reaching age 75, unless, at the NCGC's recommendation, the Board waives this limitation for a period of one year if it is deemed to be in the best interests of the Company and its shareholders. The Board made such an exception for Mr. Cornwell in 2023, whose service on the Board will expire on the day of the 2024 Annual Meeting in accordance with the Corporate Governance Guidelines.

As previously disclosed, Therese M. Vaughan retired from the Board in January 2024. We thank Mr. Cornwell and Ms. Vaughan for their service and valuable contributions as directors.

In light of the recent retirements and Board refreshment efforts, the average tenure of the director nominees is 2.6 years.

Director Independence

All of our non-management directors are independent under the New York Stock Exchange (NYSE) listing standards and our independence standards, which are set forth in the Corporate Governance Guidelines available on our website (www.aig.com). To be considered independent, a director must have no disqualifying relationships, as defined by the NYSE, and the Board must affirmatively determine that he or she has no material relationships with the Company, either directly or as a partner, shareholder or officer of another organization that has a relationship with the Company.

> All director nominees are independent except for the Chairman & Chief Executive Officer

Before joining the Board, and annually thereafter, each director completes a questionnaire seeking information about relationships and transactions that may require disclosure, that may affect the director's independence determination or that may affect the heightened independence standards that apply to members of the CMRC and Audit Committee.

The NCGC's assessment of independence considers all known relevant facts and circumstances about the relationships bearing on the independence of a director or nominee. This assessment considers sales of Company insurance products and services, in the ordinary course of business and on the same terms made available to third parties, to companies or charitable organizations where a director (or immediate family members) may have relationships pertinent to the independence determination. The NCGC also considers fees paid to companies where directors are employed or affiliated that are less than 1% of such companies' total revenues. The NCGC reviews these relationships to assess their materiality and determines if any such relationship would impair the independence and judgment of the relevant director.

The Board, on the recommendation of the NCGC, has determined that, each director nominee other than Mr. Zaffino does not have a direct or indirect material relationship with the Company, or any direct or indirect material interest in any transactions involving the Company and, therefore, satisfies the independence criteria in the NYSE's listing standards and our Corporate Governance Guidelines.

Mr. Cornwell, who will not stand for re-election at the 2024 Annual Meeting, and Ms. Vaughan, who retired from the Board in January 2024, were each also determined by the Board, on the recommendation of the NCGC, to be independent under the NYSE listing standards and our Corporate Governance Guidelines during 2023.

With regard to the former directors who did not stand for re-election at the 2023 Annual Meeting — Douglas Steenland, William Jurgensen and Thomas Motamed — the Board, on the recommendation of the NCGC, determined that they were independent under the NYSE listing standards for the period during which they served on the Board in 2023.

Director Nominee Biographies

We strive to maintain a balanced and independent Board that is committed to representing the long-term interests of our shareholders. We seek to have a Board that possesses the diverse skills, experience and attributes necessary to provide guidance on our strategy and to oversee management's approach to addressing the challenges and risks facing the Company.

The following table provides summary information about each of our ten director nominees. The Board recommends that our shareholders elect all ten director nominees listed below at the Annual Meeting. Each nominee is elected annually by a majority of votes cast in uncontested elections.

Paola Bergamaschi



■ **Independent**

Age: 62
Director since: 2022

COMMITTEES

- **Audit (Financial Expert)**
- **Risk**

CAREER HIGHLIGHTS

- State Street Corporation (financial services company)
  - Senior Managing Director, Head of EMEA Asset Owners Sector Solutions, 2013 to 2014
  - Senior Managing Director, Head of Client Relationship Management, Global Markets, 2011 to 2013
  - Senior Managing Director, Global Head of Equity Distribution, 2008 to 2010
  - Various positions, 2003 to 2008
- Credit Suisse First Boston
  - Director, Equity Sales, 1998 to 2003
- Sanpaolo IMI S.p.A
  - Director, Head of Equities, 1995 to 1998
- Goldman Sachs
  - Executive Director, Equity Research, 1989 to 1995

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- None

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Board Advisor, Quantexa since 2021
- Director, Bank of New York Mellon International Limited, since 2017
- Director, Wells Fargo Securities International Limited, 2017 to 2023
- Director, ARCA Fondi SGR, since 2015

Key Experience and Qualifications: In light of Ms. Bergamaschi's experience as a financial services executive with deep international expertise in capital markets, global banking, financial reporting and risk and international regulatory oversight, the Board has concluded that Ms. Bergamaschi should be re-elected.

James Cole, Jr.



■ **Independent**

Age: 55
Director since: 2021

COMMITTEES

■ **Nominating and Corporate Governance (Chair)**
■ **Risk**

CAREER HIGHLIGHTS

■ The Jasco Group, LLC (investment management firm)
  — Chairman & Chief Executive Officer, since 2017
■ U.S. Department of Education
  — Delegated Deputy Secretary of Education & General Counsel, 2016 to 2017
  — General Counsel, 2014 to 2017
  — Senior Advisor to the Secretary, 2014
■ U.S. Department of Transportation
  — Deputy General Counsel, 2011 to 2014
■ Wachtell, Lipton, Rosen & Katz
  — Partner, 2004 to 2011
  — Associate, 1996 to 2004

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ None

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

■ National Board of Directors, Jumpstart for Young Children, since 2017
■ Senior Advisor, National Student Legal Defense Network, since 2021
■ Director, Entrepreneurs of Tomorrow, 2021 to 2023
■ Trustee, Prep for Prep, 2005 to 2011
■ Director, NAACP Legal Defense and Educational Fund, 2004 to 2011

Key Experience and Qualifications: In light of Mr. Cole's considerable public policy and government experience, as well as his professional experience as a corporate lawyer advising multinational corporations on their strategic transactions and corporate governance matters, the Board has concluded that Mr. Cole should be re-elected.

James (Jimmy) Dunne III



■ **Independent**

Age: 67
Director since: 2023

CAREER HIGHLIGHTS

■ Piper Sandler Co. (investment bank)
  — Vice Chairman and Senior Managing Principal, since 2020
■ Sandler O'Neill & Partners, L.P.
  — Founding Partner, 1988 to 2020

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ None

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

■ Director, PGA Tour Board, since 2023
■ Director, Chime Financial, Inc., since 2022
■ Trustee, University of Notre Dame, since 2010

Key Experience and Qualifications: In light of Mr. Dunne's expertise in investment banking, management and financial sector services and three decades of experience in business transformations, the Board has concluded that Mr. Dunne should be elected.

John (Chris) Inglis



■ **Independent**

Age: 69
Director since: 2024

CAREER HIGHLIGHTS

- Paladin Capital Group (cyber venture capital investment firm)
  — Senior Strategic Advisor, since 2023
- U.S. National Cyber Director, 2021 to 2023
- Commissioner, U.S. Cyberspace Solarium Commission, 2019 to 2020
- National Security Agency
  — Deputy Director and Chief Operating Officer, 2006 to 2014

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- Huntington Bancshares Inc., 2016 to 2021 and since 2023

FORMER PUBLIC COMPANY DIRECTORSHIPS

- FedEx Corporation, 2015 to 2021
- KEYW Holding Corp., 2016 to 2019

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Former Visiting Professor of Cyber Studies, U.S. Naval Academy
- Former Member, U. S. Department of Defense Science Board, the U.S. Director of National Intelligence's Strategic Advisory Group, the National Intelligence University's Board of Visitors

Key Experience and Qualifications: In light of Mr. Inglis's broad and considerable experience in technology, cybersecurity and information security, public policy and government, the Board has concluded that Mr. Inglis should be elected.

Linda A. Mills



■ **Independent**

Age: 74
Director since: 2015

COMMITTEES

- **Compensation and Management Resources (Chair)**
- **Risk**

CAREER HIGHLIGHTS

- Cadore Group, LLC (management and IT consulting)
  — President, 2015 to present
- Northrop Grumman Corporation
  — Corporate Vice President, Operations, 2013 to 2015
  — Corporate Vice President & President, Information Systems and Information Technology sectors, 2008 to 2012
  — President of the Civilian Agencies Group, 2006 to 2007
  — Vice President of Operations and Process, Information Technology Sector, 2003 to 2006
- TRW, Inc.
  — Various positions, 1979 to 2002, including Vice President of Information Systems and Processes

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- Navient Corporation (non-executive chair), since 2014

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Board Member Emeritus, Smithsonian National Air & Space Museum, since 2012
- Member, Board of Visitors, University of Illinois, College of Engineering, 2009 to 2019
- Senior Advisory Group and Board Member, Northern Virginia Technology Council, 1990 to 2020

Key Experience and Qualifications: In light of Ms. Mills' experience with large and complex international operations, risk and financial management, information technology and cybersecurity, and her prior management of a significant line of business, the Board has concluded that Ms. Mills should be re-elected.

Diana M. Murphy



■ **Independent**

Age: 67
Director since: 2023

COMMITTEES

■ **Compensation and Management Resources**
■ **Nominating and Corporate Governance**

CAREER HIGHLIGHTS

■ Rocksolid Holdings, LLC (private equity)
  — Managing Director, 2007 to present
■ United States Golf Association
  — President, 2016 to 2018
  — Vice President, 2014 to 2015
  — Treasurer, 2013 to 2014
■ Georgia Research Alliance Venture Fund
  — Managing Director, 2012 to 2015
■ Chartwell Capital Management Co., Inc.
  — Managing Director, 1997 to 2007
■ Tribune Media Company, 1979 to 1995
  — Chief Revenue Officer and Senior Vice President, Advertising and Marketing, The Baltimore Sun Company, 1992 to 1995
  — Various positions, 1979 to 1992

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ Atlanta Braves Holdings, Inc., since 2023
■ Synovus Financial Corp., since 2017
■ Landstar System, Inc. (non-executive chair), since 1998

FORMER PUBLIC COMPANY DIRECTORSHIPS

■ CTS Corporation, 2010 to 2020

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

■ Director, First Tee of Southeast Georgia, since 2018
■ Director and Member, Executive Committee of the College of Coastal Georgia Foundation, since 2015
■ Director, Boys and Girls Clubs of Southeast Georgia, since 2007

Key Experience and Qualifications: In light of Ms. Murphy's significant business acumen, including her expertise in management development and risk management and experience in leading complex companies through strategic and organizational change, her experience as a seasoned public company director, as well as her background in media, communications and marketing, the Board has concluded that Ms. Murphy should be re-elected.

Peter R. Porrino



■ **Independent**

Age: 67

Director since: 2019

COMMITTEES

■ **Audit (Chair)**
■ **Risk (Chair)**

CAREER HIGHLIGHTS

■ XL Group Ltd (insurance and reinsurance)
   — Senior Advisor to the Chief Executive Officer, 2017 to 2018
   — Executive Vice President & Chief Financial Officer, 2011 to 2017
■ Ernst & Young LLP
   — Global Insurance Industry Leader, 1999 through 2011
■ Consolidated International Group
   — President & Chief Executive Officer, 1998 to 1999
■ Zurich Insurance Group
   — Chief Financial Officer & Chief Operating Officer of Zurich Re Centre, 1993 to 1998
■ Ernst & Young LLP
   — Auditor, 1978 to 1993

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ None

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

■ Chair, National Multiple Sclerosis Society, since 2022

Key Experience and Qualifications: In light of Mr. Porrino's professional experience related to the global insurance industry, as well as his experience in finance, accounting and risk management, the Board has concluded that Mr. Porrino should be re-elected.

John G. Rice



■ **Lead Independent Director**

Age: 67

Director since: 2022

COMMITTEES

■ **Nominating and Corporate Governance**
■ **Compensation and Management Resources**

CAREER HIGHLIGHTS

■ General Electric Company (multinational conglomerate)
   — Non-Executive Chairman, GE Gas Power, 2018 to 2020
   — Vice Chairman, GE, 2005 to 2018
   — President & Chief Executive Officer, GE Global Growth Organization, 2010 to 2017
   — Various other senior positions, including:
      • President & Chief Executive Officer, GE Technology Infrastructure, 2005 to 2010
      • Vice Chairman, GE Industrial, 2005 to 2007
      • President and Chief Executive Officer, GE Energy, 2000 to 2005
      • Senior Vice President, GE Power Systems, 2000 to 2003
      • Vice President, GE Transportation Systems, 1997 to 1999

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ Baker Hughes Company, since 2017

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

■ Global Advisory Board Chair, Cambodian Children's Fund, since 2023
■ Director, Li & Fung Limited, 2018 to 2020
■ Director, CDC Foundation, 2010 to 2015
■ Trustee, Emory University, since 2006
■ Trustee, Hamilton College, since 2003

Key Experience and Qualifications: In light of Mr. Rice's leadership experience, including leading complex, global organizations and his experience in finance, operations, business transformation and technology, the Board has concluded that Mr. Rice should be re-elected.

Vanessa A. Wittman



■ **Independent**

Age: 56
Director since: 2023

COMMITTEES

■ **Audit (Financial Expert)**
■ **Risk**

CAREER HIGHLIGHTS

■ Glossier, Inc. (consumer products)
— Chief Financial Officer, 2019 to 2022
■ Oath Inc. (a subsidiary of Verizon Communications)
— Chief Financial Officer, 2018 to 2019
■ Dropbox, Inc.
— Chief Financial Officer, 2015 to 2016
■ Motorola Mobility Holdings, Inc. (a subsidiary of Google, Inc.)
— Chief Financial Officer, 2012 to 2014
■ Marsh & McLennan Companies
— Executive Vice President & Chief Financial Officer, 2008 to 2012

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ Oscar Health, Inc., since 2021
■ Booking Holdings Inc., since 2019

FORMER PUBLIC COMPANY DIRECTORSHIPS

■ Ulta Beauty, Inc., 2014 to 2019
■ Sirius XM Holdings, Inc. 2011 to 2018

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

■ Director, Impossible Foods, Inc., since 2019

Key Experience and Qualifications: In light of Ms. Wittman's experience as a seasoned public company director and senior financial executive in global organizations across a range of industries, including insurance, consumer products and technology, the Board has concluded that Ms. Wittman should be re-elected.

Peter Zaffino



■ **Chairman &
Chief Executive Officer**

Age: 57
Director since: 2020

CAREER HIGHLIGHTS

■ American International Group, Inc.
— Chairman, since 2022
— Chief Executive Officer, since 2021; President, since 2020
— Executive Vice President & Global Chief Operating Officer, 2017 to 2021
— Chief Executive Officer, General Insurance, 2017 to 2019
■ Marsh & McLennan Companies, Inc. (professional services)
— Various senior positions, including:
  • Chairman for the Risk and Insurance Services segment, 2015 to 2017
  • Chief Executive Officer of Marsh, LLC, 2011 to 2017
  • President & Chief Executive Officer of Guy Carpenter, 2008 to 2011
  • Guy Carpenter, 2001 to 2008
■ GE Capital, 1995 to 2001

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

■ Corebridge Financial, Inc. (chair), since 2021

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

■ Director, The Michael J. Fox Foundation for Parkinson's Research, since 2016
■ Director, New York Police and Fire Widows' and Children's Benefit Fund, since 2013

Key Experiences and Qualifications: In light of Mr. Zaffino's deep insurance expertise, leadership capabilities, financial and operational skills, and his continued exceptional performance as the CEO of AIG, the Board has concluded that Mr. Zaffino should be re-elected.

Corporate Governance

Our Continuing Commitment to Effective and Robust Corporate Governance Practices

The Board is committed to effective corporate governance practices that are designed to maintain high standards of oversight, accountability, integrity and ethics while promoting the long-term interests of our shareholders. The Board continuously reviews and considers these practices to enhance its effectiveness.

Our governance framework enables independent, experienced and accomplished directors to provide advice, insight and oversight that will advance the interests of the Company and our shareholders. We have long strived to maintain sound governance standards, as reflected in our By-Laws, Certificate of Incorporation, Director, Officer and Senior Financial Officer Code of Business Conduct and Ethics, Corporate Governance Guidelines, committee charters, our systematic approach to risk management and in our commitment to transparent financial reporting and strong internal controls. The Board regularly reviews our corporate governance documents and makes modifications from time to time to reflect recent developments and investor feedback to ensure their continued effectiveness.

In 2023, the Board completed a comprehensive review of the committee charters and Corporate Governance Guidelines to broaden the responsibilities of the Lead Independent Director and strengthen our corporate governance practices, as described below.

We encourage you to visit the Leadership and Governance page of our website (www.aig.com) where you can access information about our corporate governance.

Highlights of our governance framework follow.

The Board is Accountable and Committed to Shareholder Rights

- All directors are elected annually
- Majority voting for directors in uncontested elections
- Shareholders have proxy access
- Shareholders can act by written consent
- Shareholders holding 25 percent of voting stock can call special meetings
- Stringent share ownership requirements for directors and senior management
- No hedging, short sales or pledging of AIG securities
- Clawback policies that provide protections beyond those required by NYSE
- Annual advisory vote on executive compensation
- Active and ongoing shareholder engagement

- Shareholders have equal voting rights per share
- Certificate of Incorporation and By-Laws do not impose supermajority voting requirements
- Annual Board, committee and director evaluations
- Directors are subject to limitations on board service at other public companies
- Directors' equity awards are not paid until they retire from the Board
- No director attending less than 75 percent of regular Board and applicable committee meetings for two consecutive years will be re-nominated
- Directors generally may not stand for election after reaching age 75

The Board is Independent, Diverse and Qualified

- All director nominees are independent, except for our Chairman & CEO, Mr. Zaffino

- All standing committees are comprised entirely of independent directors

- Independent directors meet regularly without management in conjunction with regularly scheduled Board and committee meetings

- Lead Independent Director role with explicit responsibilities

- Of the ten director nominees, four are women, one is racially diverse, one is a military veteran and one identifies as LGBTQ+

- The NCGC continuously reviews the composition of our Board, taking into consideration the skills, experience and attributes of the existing directors, both individually and as a group

The Board and its Committees are Actively Engaged in Oversight

- The Board, through its committees, oversees our strategic, capital and financial plans as well as our enterprise risk management (ERM) practices, including cybersecurity and climate risks

- The Board, through the CMRC, annually evaluates CEO performance, oversees executive compensation and human capital management practices and programs, including retention, talent development, compensation and benefits and diversity, equity and inclusion

- The Board, through the NCGC, oversees succession planning for the Chairman & CEO and our policies, practices and reporting with respect to current and emerging public policy issues of significance to the Company, including issues relating to climate, sustainability, corporate social responsibility, government relations and lobbying

- The Board, through the Audit Committee, oversees financial risk exposures and our Internal Audit function

- The Board, through the Risk Committee, oversees our ERM and risk framework, and operational risks, including climate risk, concentration risk, cyber risk, and data and information security risk

Board Leadership Structure

Peter Zaffino Holds the Combined Role of Chairman and CEO

The Board elected Peter Zaffino to the additional position of Chairman of the Board, effective January 1, 2022. The Board does not have a policy about whether the roles of Chairman of the Board and CEO should be separate or combined. Rather, the Board believes that the present structure, which includes a Lead Independent Director with well-defined responsibilities, provides the Company and the Board with exemplary leadership, appropriate independent oversight of management, and continuity of experience that complements ongoing Board refreshment and aligns with the importance of maintaining a single voice in leadership communications to shareholders, the investor community, employees and other stakeholders.

Under the terms of our 2022 employment agreement with Mr. Zaffino, for the duration of the agreement's five-year term, Mr. Zaffino is being nominated to serve as a member of the Board, and, if elected by the shareholders, will serve as the Chairman.

The Lead Independent Director Has Well-Defined Responsibilities

As required by our By-Laws and Corporate Governance Guidelines, because our Chairman is not independent, the Board selected a non-management director, Mr. Rice, to serve as Lead Independent Director. The Board believes that a Lead Independent Director with well-defined responsibilities enhances the effectiveness of the independent directors, improves risk management and oversight, and provides a channel for independent directors to candidly raise issues or concerns for the Board's consideration. In 2023, the Lead Independent Director's responsibilities were further broadened to ensure the role has a strong voice.

Chairman and Lead Independent Director Responsibilities

Responsibility	Chairman	Lead Independent Director
Provide leadership to the Board in its oversight of management	■	
Chair meetings of the Board and the annual shareholder meeting	■	
Communicate with shareholders, government officials and other stakeholders	■	■
Set agendas for, and schedule meetings of, the Board	■	■
Review and approve agendas for each committee of the Board and coordinate with the committee chairs to schedule committee meetings	■	
Review the quality, quantity, appropriateness and timeliness of information provided to the Board	■	■
Confer regularly with the Lead Independent Director on matters of importance, including with respect to management, operational and other business developments that may require action or oversight by the Board	■	
Provide advice, guidance and assistance to the Chairman		■
Call and chair the executive sessions of the independent directors, in conjunction with each regularly scheduled meeting of the Board, and call and chair additional executive sessions and meetings of the independent directors, as needed		■
Coordinate with the chair of the NCGC with respect to identifying and evaluating candidates qualified to serve as directors on the Board	■	■
Coordinate with the chair of the NCGC with respect to the format and process for the performance evaluations of the Board and its committees	■	■
Chair meetings of the Board in the absence of the Chairman		■
Serve as a liaison and facilitate communication between the Chairman and the Independent Directors		■
Confer regularly with the Chairman on matters of importance that may require action or oversight by the Board		■
Carrying out such other duties as are requested by the independent directors, the Board, or any of its committees from time to time		■

We Generally Limit Service on Other Company Boards

The Board values the experience directors bring from other public company boards on which they serve, but acknowledges that such service may also present significant demands on a director's time and availability and may present other conflicts. In these circumstances, under our Corporate Governance Guidelines, a director must obtain the consent of the Chairman & CEO and chair of the NCGC before joining the board of another company. In addition, absent special circumstances, the Board generally imposes the following limits:

- A director may not serve on the boards of more than three other public companies (other than AIG or a company in which AIG has a significant equity interest) that requires substantial time commitments
- A director who is an executive officer of another public company may not serve on the board of more than one public company (other than AIG and the public company for which such director serves as an executive officer)
- A member of the Audit Committee may not serve on more than two audit committees of other public companies
- The AIG CEO may not serve on the board of more than one public company, other than a company in which AIG has a significant equity interest

All of our director nominees meet these guidelines.

Director Orientation and Continuing Education

Director education is vital to the ability of directors to fulfill their roles and supports Board members in their continuous learning. To that end, the Corporate Governance Guidelines encourage director education. All new directors participate in orientation and meet with key members of management, fellow directors and our independent auditor, and receive extensive written materials to help familiarize them with the Company's businesses and strategic priorities, the insurance industry, our accounting practices and the Company's culture, policies, practices and history. Management also provides a continuing education program for all directors regarding matters relevant to AIG, including with respect to its risks and other appropriate subjects.

Directors are encouraged to attend outside continuing education programs and are reimbursed by the Company for the cost of such programs and related expenses.

The Board's Self-Evaluation Process

The Board believes that a thorough and constructive self-evaluation process is an important element of good corporate governance to promote Board effectiveness and continuous improvement. In addition to regularly reviewing its leadership structure, the Board and its committees perform an annual formal self-evaluation process developed and administered by the NCGC. The Board, acting through the NCGC, oversees the performance evaluations of the Board and its committees. The format and process for the performance evaluations are determined by the NCGC in coordination with the Chairman & CEO and the Lead Independent Director and may be conducted with or without a third-party facilitator. The self-evaluation process is designed to facilitate ongoing, systematic examination of the Board's and committees' effectiveness and accountability, and to identify opportunities for improving operations and procedures.

How it Worked in 2023

- In 2023, the NCGC engaged a third-party facilitator to lead the self-evaluation process.
- The third-party facilitator, who specializes in corporate governance, interviewed each director to obtain anonymous feedback regarding Board performance and effectiveness, with the objective of identifying areas of strength and opportunities for improvement.
- The third-party facilitator presented his findings to the Board and facilitated a conversation with the directors wherein they reviewed and discussed the findings, including Board composition, structure, work processes, leadership and culture.

How Self-Evaluations Contribute to Board Performance

- The self-evaluations are intended to collect the perspectives of each director and assess various indicators of effective governance, including Board size and composition, communication among directors, Board dynamics and director onboarding.
- The self-evaluation process has in the past led to Board refreshment actions, further evolved the evaluation process, and streamlined Board and committee meeting materials and agendas.
- The recent self-evaluation led to increased succession planning at all management levels, the appointment of two new directors, improved timeliness of the distribution of meeting materials and a review and redesign of director onboarding and education opportunities.

Areas of Board Oversight

The Board fulfills its oversight role with respect to our strategic priorities through year-round discussions and presentations covering Company-wide and business unit-specific updates. The Board, through its committees, also oversees other key areas, including management's development and implementation of our strategic, capital and financial plans, as well as our enterprise risk management practices and risk framework and matters related to our aggregate risk profile and risk appetite, including cybersecurity and climate risks.

Board Oversight of Risk Management

We consider risk management an integral part of our business strategy and a key element of our approach to corporate governance. We have an integrated process for managing risks throughout our organization in accordance with our firm-wide risk appetite.

Management has the day-to-day responsibility for assessing and managing our risk exposure, and the Board and its committees provide oversight in connection with those efforts, with particular focus on reviewing our most significant existing and emerging risks.

Committee Risk Oversight Responsibilities

Audit Committee	▪ Discusses with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including risk assessment and risk management policies	
Risk Committee	▪ Assists the Board in overseeing and reviewing information regarding enterprise risk management and overall risk framework, risk appetite and management's identification, measurement, management, monitoring and reporting of key risks facing the Company, including climate risk, concentration risk, cyber risk and data and information security risk	The **Board** oversees the management of risk, including those related to market conditions, reserves, catastrophes, investments, liquidity, capital, climate and cybersecurity, through the complementary functioning of the committees
Compensation and Management Resources Committee	▪ Oversees the assessment of the risks related to our compensation programs and policies, including the administration of policies regarding the recoupment, repayment or forfeiture of compensation ▪ Receives periodic reports from our Chief Risk Officer on risk assessments of our compensation programs and policies	The **Board**, directly or through its committees, oversees the Company's risk management policies and practices, including the Company's risk appetite statement, and regularly discusses risk-related issues
Nominating and Corporate Governance Committee	▪ Oversees and reports to the Board on risks related to director independence and related party transactions, public policy and lobbying activities, and sustainability-related issues	

Board Oversight of Cybersecurity

Like other global companies, we continue to witness the increased sophistication and activities of unauthorized parties attempting cyber and other computer-related penetrations such as "denial of service" attacks, phishing, untargeted but sophisticated and automated attacks, and other disruptive software in an effort to compromise systems, networks and obtain sensitive information. Cybersecurity risks may also derive from unintentional human error or intentional malice on the part of employees or third parties who have authorized access to our systems or information. We require employees to complete periodic training on cyber education.

We also maintain a documented Information Security Program (the Program) that includes risk assessments regularly conducted by the Company and third-party experts to evaluate potential security threats that may have a negative impact on the organization, to detect potential vulnerabilities, and to mitigate any identified security risks. The Program is informed by industry standards and frameworks and is designed to protect the confidentiality, integrity, and availability of information assets and systems that store, process, or transmit information.

The Board oversees the Program and management of risks from cybersecurity threats and reviews and monitors business and technology strategy, including the policies, processes and practices that the Company's management implements to address risks from cybersecurity threats. The Board believes that all directors are responsible for oversight of these matters given the increasing importance of cybersecurity to our risk profile, as well as the significant role the Company's technology strategy plays in its strategic priorities. The Chief Information Officer, Chief Information Security Officer (CISO) and Chief Risk Officer provide updates to the Board as appropriate.

The Company has an established issue escalation protocol for technology incidents, including cyber related incidents. In the event of a material cybersecurity incident, the Board will receive prompt information and ongoing updates about the incident. At least once each year, the Board discusses the Company's approach to cybersecurity risk management with the Company's CISO. The CISO and regional/country information security officers also regularly present to the Company's regional and country leadership boards on material cyber risks and the Company's information security posture and strategy.

Board Oversight of Human Capital Management

We believe that our people are our greatest asset. To this end, we place significant focus on human capital management; namely, retaining, developing and attracting high caliber talent committed to our journey to becoming a top performing company and fostering an inclusive environment in which we actively seek and embrace diverse thinking.

The CMRC is responsible for overseeing human capital management practices and programs, including retention, talent development, compensation and benefits, and diversity, equity and inclusion (DEI). Management periodically reports to the CMRC on our various human capital management initiatives and metrics. We believe that we foster a constructive, inclusive and healthy work environment for our employees.

Management Succession Planning

The Board recognizes the importance of management succession planning. To this end, under our Corporate Governance Guidelines, our Chief Executive Officer periodically presents a management succession plan for our policy-making officers, which includes readiness assessments and career development opportunities, to the Board. Our recent review and update to our Board committee charters and Corporate Governance Guidelines included placing Chairman & CEO succession planning within the remit of the NCGC.

Our Board, together with management, has developed steps to address emergency CEO planning in extraordinary circumstances. Our emergency CEO succession planning is intended to enable our Company to respond to unexpected position vacancies, including those resulting from a major catastrophe, by continuing our Company's safe and sound operation and minimizing potential disruption or loss of continuity to our Company's business and operations.

We are focused on raising the profile of high performing employees and assisting our top leaders to develop skills, behaviors and leadership acumen to continue the successful transformation of the business.

Competitive Compensation and Benefits

The Company seeks to align compensation with individual and company performance and provide the appropriate market-competitive incentives to retain, attract and motivate employees to achieve outstanding results.

Management and the CMRC engage the services of third-party compensation consultants to help monitor the competitiveness of our incentive programs. We have a performance-driven compensation structure that consists of base salary and, for eligible employees, short- and long-term incentives. We also offer comprehensive benefits to support the health, wellness, work-life balance and retirement preparedness/savings needs of our employees, including subsidized health care plans, life and disability insurance, wellness and mental health benefits, legal assistance plan, paid time off, paid volunteer time off, 2:1 matching grants for eligible charitable donations, parental and bonding leave and both matching and Company 401(k) contributions for eligible employees.

Talent Development

Equipping our employees with the skills and capabilities to be successful and to contribute is another priority. We do this by giving our employees access to meaningful tools and resources to assist in their professional development, including through courses and training that help employees build a strong foundation of core skills such as communication, collaboration, change agility and problem solving. In addition, we believe managers and leaders are critical in developing talent for organizational success. To that end, we use distinct leadership assessment tools, including 360-degree feedback, which help to develop self-awareness and build personalized leadership development goals. We also place significant importance on promoting internal talent and succession planning. We use a globally consistent streamlined process to support succession planning, which helps identify a pipeline of talent for positions at all levels of the organization, and the actions needed to support their development. In 2023, 33 percent of all our open positions were filled with internal talent.

Health and Wellness

We prioritize the health and safety of our employees. For example, nearly every country in which we operate has an employee assistance program that provides employees with confidential counselling, mental health resources and information to help employees and their dependents through times of stress and anxiety. In addition, Our Compassionate Colleagues Fund has helped more than 1,600 employees overcome serious financial hardships and disasters through financial support funded by contributions by the Company and other employees.

Diversity, Equity and Inclusion

We strive to create an inclusive workplace that provides equal opportunities for all colleagues. We believe in building a culture where everyone is valued and celebrated for who they are and where all perspectives are welcome. Beginning with 2019 data, we have published our consolidated EEO-1 reports on our website to promote transparency about our diverse U.S. workforce.

Board Oversight of Sustainability Matters

We assess the potential impact from climate-related issues on our business, strategy and financial planning over short-, medium- and long-term time horizons. We consider abiding by and upholding sustainability principles as a part of our strategic priority to become a top performing company and promote value creation; to help protect businesses, families and individuals against the impacts of unexpected losses; to advance the discipline of reducing uncertainty in the world; and to further establish our leadership in insurance, investments and business.

We consider both direct physical impacts and indirect effects that may emerge through transition risks, particularly those driven by new legal and regulatory requirements. We also consider evolving investor, client and broker expectations.

Our four sustainability priorities (community resilience, financial security, sustainable operations and sustainable investing) align with our core strategic priorities and focus on future proofing communities.

AIG's Sustainability Priorities
- Community resilience
- Financial security
- Sustainable operations
- Sustainable investing

The NCGC oversees and reports to the Board as necessary with respect to sustainability, corporate social responsibility and lobbying and public policy matters.

Additional Information Available in ESG Reports

For more information on how we identify and address sustainability, DEI and governance topics, please see our 2022 ESG Report issued in July 2023, which can be found on our website at www.aig.com. This report showcases various ESG efforts across the Company and how we see them as strategically important building blocks to support a cleaner and healthier environment, to uphold our commitment to supporting the communities where we live and work and to make these efforts accountable, scalable and repeatable. We will release our 2023 report later this year.

Board Committees

The Board has four committees: Audit, Compensation and Management Resources, Nominating and Corporate Governance, and Risk. Each of these committees is composed exclusively of independent directors. Committee meetings are generally held in conjunction with scheduled Board meetings and additional meetings are held as needed, including meetings of the Audit Committee to review quarterly and year-end earnings reports.

Each committee operates under a written charter – all of which are available on our website (www.aig.com). Each charter is reviewed annually by the respective committee. Under those charters, each committee has the authority to retain independent advisors to assist in the performance of their respective responsibilities. Each committee reviews reports from senior management and reports its actions to, and discusses its recommendations with, the full Board.

In 2023, the Board undertook an in-depth review of each committee charter, which included a benchmarking exercise. Significant changes to the Board committee charters included (i) elevating oversight of capital, liquidity and other financing matters to the full Board, (ii) streamlining the duties of the Risk Committee, enabling it to give more attention to operational risks, including cybersecurity and climate risks, and (iii) moving succession planning for the Chairman & CEO to the Nominating and Corporate Governance Committee.

All committee chairs are appointed at least annually by the Board. The Corporate Governance Guidelines provide that a committee chair should generally serve for not less than three years and not more than five consecutive years.

The tables below reflect the current membership and the number of committee meetings held in 2023.

Audit Committee

MEMBERS



Peter R. Porrino, Chair
Paola Bergamaschi
W. Don Cornwell
Vanessa A. Wittman

7 MEETINGS HELD IN 2023

PRIMARY RESPONSIBILITIES

- Assists the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of our internal audit function

- Reviews and discusses with management major financial risk exposures and the steps management has taken to monitor and control such exposures, including risk assessment and risk management policies

- Assists the Board in its evaluation of the qualifications, performance and independence of the independent auditor, including responsibility for the appointment, compensation, retention and oversight of the firm's work

- Assists the Board in its oversight of the performance of our internal audit function, including responsibility for the appointment, replacement, reassignment or dismissal of, and being involved in the performance reviews of, our chief internal auditor

- Assists the Board in its oversight of compliance with regulatory requirements, including reviewing periodically with management any significant legal, compliance and regulatory matters that have arisen or that may have a material impact on our business, financial statements or compliance policies, relations with regulators and governmental agencies and any material reports or inquiries from regulators and government agencies

- Approves regular, periodic cash dividends on AIG Parent common stock and preferred stock consistent with Board-approved dividend policies

The Board has determined, on the recommendation of the NCGC, that each current Audit Committee member is: (i) financially literate in accordance with NYSE listing standards and (ii) an "audit committee financial expert" as that term is defined under Securities and Exchange Commission (SEC) rules and regulations.

Compensation and Management Resources Committee

MEMBERS



Linda A. Mills, Chair
Diana M. Murphy
John G. Rice

6 MEETINGS HELD IN 2023

PRIMARY RESPONSIBILITIES

- Oversees our executive compensation and benefits philosophy and policies generally, including reviewing and recommending to the Board the adoption, amendment and termination of any incentive compensation and equity-based programs that require Board approval

- Reviews and approves incentive award performance goals, objectives and metrics for Section 16 officers and evaluating their performance in light of those goals, objectives and metrics and, based on recommendations from the Chairman & CEO, approving the compensation of Section 16 officers, including salary, incentive or equity compensation, and any special benefits and executive perquisites; and any hiring and severance or similar termination payments proposed to be made to any prospective, current or former Section 16 officer

- Reviews and approves annual corporate goals, objectives and metrics relevant to the compensation of the Chairman & CEO and evaluates the Chairman & CEO's performance in light of those goals, objectives and metrics and determines and recommends that the Board approve the Chairman & CEO's compensation based on its evaluation

- Establishes and reviews compliance with stock ownership guidelines for Section 16 officers

- Oversees the assessment of the risks related to compensation programs and policies

- Oversees human capital management practices and programs, including retention, talent development, compensation and benefits and DEI initiatives

- Engages the services of an independent compensation consultant to advise on executive compensation matters

The CMRC may delegate its authority to one or more subcommittees consisting solely of one or more members of the CMRC when it deems it appropriate. The CMRC may delegate to the Chairman & CEO the authority to make grants to employees other than Section 16 officers under equity compensation plans as the CMRC deems appropriate and in accordance with the terms of such plans.

Compensation and Management Resources Committee Interlocks and Insider Participation

Ms. Mills, Ms. Murphy, Mr. Jurgensen and Ms. Vaughan served as CMRC members during 2023. No CMRC member is or ever was an officer or employee of the Company. None of our executive officers is, or was during 2023, a member of the board of directors or compensation committee of another company that has, or had during 2023, an executive officer serving as a member of the Board or the CMRC.

Nominating and Corporate Governance Committee

MEMBERS



James Cole, Jr., Chair
W. Don Cornwell
Diana M. Murphy
John G. Rice

5 MEETINGS HELD IN 2023

PRIMARY RESPONSIBILITIES

- In consultation with the Chairman & CEO and the Lead Independent Director, identifies and evaluates candidates qualified to serve as directors, consistent with criteria set forth in the Corporate Governance Guidelines and recommends these individuals to the Board for nomination, election or appointment as members of the Board and committees

- Makes recommendations to the Board regarding committee and committee chair assignments and makes recommendations to the Board as to determinations of director independence

- Reviews the appropriate size and composition of the Board and its committees and, where appropriate, recommends changes to the Board

- Oversees and reports to the Board on succession planning with respect to the Chairman & CEO

- Oversees the performance evaluation of the Board and its committees

- Reviews and makes recommendations to the Board regarding the form and amount of independent director compensation and the minimum stock ownership guidelines for independent directors

- Oversees our policies, practices and reporting with respect to current and emerging public policy issues of significance to the Company, including issues relating to climate, sustainability, corporate social responsibility and social and governance activities

Risk Committee

MEMBERS



Peter R. Porrino, Chair
Paola Bergamaschi
James Cole, Jr.
Linda A. Mills
Vanessa A. Wittman

4 MEETINGS HELD IN 2023

PRIMARY RESPONSIBILITIES

- Assists the Board in overseeing and reviewing information regarding our enterprise risk management and overall risk framework, risk appetite and management's identification, measurement, management, monitoring and reporting of key risks facing the Company, including climate risk, concentration risk, cyber risk and data and information security risk

- Receives reports from the Chief Risk Officer with respect to management's communication of risk management policies throughout the Company, the structure for the assignment of responsibility for risks and the management of our risks from the perspective of relevant constituencies, including rating agencies and regulators

- Coordinates with the chair of the CMRC to help ensure that our compensation arrangements are designed to provide incentives that are consistent with the interests of our stakeholders and do not encourage senior executives to take excessive risks

Director Compensation

Highlights of our Director Compensation Program	▪ No fees for Board meeting attendance
	▪ Emphasis on equity, aligning director interests with shareholders
	▪ Formulaic annual equity grants to support independence
	▪ Benchmarking against peers with advice from independent compensation consultant
	▪ No compensation is payable to non-independent directors for their service as directors
	▪ Stringent director stock ownership guidelines

We use a combination of cash and deferred stock-based awards to retain and attract qualified candidates to serve as independent directors. In setting director compensation, the NCGC considers the significant amount of time that members of the Board spend in fulfilling their duties, as well as the diverse and complementary skills, experience and attributes of our directors.

2023 Compensation Structure for Independent Directors

Base Annual Retainer	($)
Cash Retainer	125,000
Deferred Stock Units (DSUs) Award	185,000
Annual Lead Independent Director Cash Retainer	260,000
Annual Committee Chair Cash Retainers	
Audit Committee	40,000
Risk Committee	40,000
Compensation and Management Resources Committee	30,000
Nominating and Corporate Governance Committee	20,000

Annual Cash Retainers

The base annual cash retainer, Lead Independent Director retainer and committee chair retainers are payable in four equal installments on the first business day of each quarter in arrears of service for the preceding quarter. Each year, independent directors may elect to receive their base annual, Lead Independent Director and committee chair cash retainers, as applicable, in the form of DSUs. The number of DSUs granted is based on the closing sale price of AIG Parent common stock on the date the cash retainer would otherwise be payable.

DSU Award

The annual grant of $185,000 in the form of DSUs is made for prospective service and granted at the time of our Annual Meeting for the upcoming one-year term. A pro-rated DSU award is made for directors who join the Board between annual meetings. Each DSU includes dividend equivalent rights that entitle the independent director to a quarterly payment, in the form of additional DSUs, equal to the amount of any regular quarterly dividend that would have been paid by AIG Parent if the shares of AIG Parent common stock underlying the DSUs had been outstanding at that time. DSUs are settled in shares of AIG Parent common stock on a one-for-one basis.

Directors may elect to defer the payment date of the DSUs granted for a calendar year – including any DSUs that were accepted instead of cash. Deferred DSUs will be paid ratably over five years after service on the Board ends. Directors may also make subsequent deferral elections at least 12 months before any DSUs are due to be paid. Without a deferral election, the DSUs will be paid promptly after the last trading day of the month in which service on the Board ends.

Matching Grants Program

Independent directors are also eligible for the AIG Matching Grants Program, through which we provide a two-for-one match on charitable donations in an amount of up to $10,000 per director annually on the same terms and conditions that apply to employees.

Stock Ownership Guidelines

Under our director stock ownership guidelines, independent directors are required to retain any shares of AIG Parent common stock received as a result of the exercise, vesting or settlement of any stock option or DSU granted by us until such time as they own shares of AIG Parent common stock (including DSUs) with a value equal to at least five times the base annual retainer.

Prohibition on Hedging and Pledging

Our Insider Trading Policy prohibits directors from engaging in hedging transactions with respect to any AIG securities, including by trading in any derivative security relating to AIG's securities. In particular, other than pursuant to a Company compensation or benefit plan or dividend distribution, directors may not acquire, write or otherwise enter into an instrument that has a value determined by reference to AIG securities, whether or not the instrument is issued by AIG. Examples include put and call options, forward contracts, collars and equity swaps relating to AIG securities. In addition, the Insider Trading Policy prohibits directors from pledging AIG securities and none of the directors have pledged any AIG securities.

The following table contains information with respect to the compensation of the individuals who served as independent directors for all or part of 2023.

2023 Independent Director Compensation

Independent Directors During 2023	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)[4]	Total ($)
Paola Bergamaschi	$125,000	$184,977	$0	$309,977
James Cole, Jr.	$137,858	$184,977	$10,000	$332,835
W. Don Cornwell	$125,000	$184,977	$10,000	$319,977
James (Jimmy) Dunne III	$10,530	$84,639	$0	$95,169
William G. Jurgensen[5]	$59,383	$0	$0	$59,383
Linda A. Mills	$155,000	$184,977	$10,000	$349,977
Thomas F. Motamed[5]	$7,987	$0	$0	$7,987
Diana M. Murphy	$99,306	$213,334	$0	$312,640
Peter R. Porrino	$190,714	$184,977	$10,000	$385,691
John G. Rice	$392,198	$184,977	$10,000	$587,175
Douglas M. Steenland[5]	$44,987	$0	$0	$44,987
Therese M. Vaughan[5]	$125,000	$184,977	$0	$309,977
Vanessa A. Wittman	$99,306	$213,334	$0	$312,640

(1) This column represents annual retainer fees, Lead Independent Director retainer fees and committee chair retainer fees, as applicable. For Mr. Cole, the amount includes a prorated committee chair fee for his service as Chair of the NCGC, effective upon his appointment to such position on May 10, 2023. For Mr. Dunne, the amount includes a prorated Board retainer fee for his service as a director upon appointment to the Board, effective December 1, 2023. For Mr. Jurgensen, the amount includes prorated annual retainer fees for his service as director and as Chair of the Risk Committee until the date of the 2023 Annual Meeting, and does not include $1,824,272.73, which represents the value of shares of AIG Parent common stock delivered when he ceased to be a member of the Board as of the 2023 Annual Meeting in accordance with the terms of the DSUs previously granted. For Mr. Motamed, the amount includes a prorated Board retainer fee for his service as a director until his retirement from the Board, effective January 23, 2023, and does not include $1,015,186.76, which represents the value of shares of AIG Parent common stock delivered when he retired from the Board in accordance with the terms of the DSUs previously granted. For Mses. Murphy and Wittman, the amounts include a prorated Board retainer fee for their service as a director upon appointment to the Board, effective March 16, 2023. For Mr. Porrino, the amount includes a prorated committee chair fee for his service as Chair of the Risk Committee, effective upon his appointment to such position on May 10, 2023. For Mr. Rice, the amount includes a prorated committee chair fee for his service as Chair of the NCGC until the date of the 2023 Annual Meeting. For Mr. Steenland, the amount includes a prorated Board retainer fee for his service as a director until the date of the 2023 Annual Meeting.

(2) This column represents the grant date fair value of DSUs granted in 2023 to independent directors determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718, based on the closing sale price of AIG Parent common stock on the date of grant.

(3) At December 31, 2023, directors had outstanding stock awards as follows: (i) Paola Bergamaschi — 4,882; (ii) James Cole, Jr. — 11,353; (iii) W. Don Cornwell — 43,951; (iv) James (Jimmy) Dunne III — 1,283; (v) William G. Jurgensen — 34,531; (vi) Linda A. Mills — 35,837; (vii) Thomas F. Motamed — 29,542; (viii) Diana M. Murphy — 4,134; (ix) Peter R. Porrino — 38,146; (x) John G. Rice — 9,411; (xi) Douglas M. Steenland — 41,431; (xii)Therese M. Vaughan — 23,548; and (xiii) Vanessa A. Wittman — 4,134.

(4) This amount includes charitable contributions disbursed during 2023 under AIG's Matching Grants Program, through which we provide a two-for-one match on charitable donations in an amount of up to $10,000 annually per independent director.

(5) Messrs. Jurgensen and Steenland did not stand for election at the 2023 Annual Meeting. Mr. Motamed retired from the Board of Directors in January 2023 and Ms. Vaughan retired from the Board of Directors in January 2024.

Shareholder Engagement

We have developed a substantial engagement program that ensures an active, constructive and ongoing dialogue with shareholders and other stakeholders throughout the year. These meetings strengthen our relationship with our shareholders and reinforce our commitment to incorporate shareholder feedback into various decisions made by the Board and management.

Year Round Shareholder Engagement Program



Annual Meeting

Summer
- Analyze results of our annual meeting and review the key takeaways from proxy season engagement
- Identify developments in corporate governance, executive compensation, other matters and voting trends

Fall
- Management and Lead Independent Director conduct engagement meetings with shareholders
- Obtain feedback on governance, executive compensation, sustainability and other matters

Winter
- Review feedback with meetings with shareholders to inform the Board's continuous review of governance and executive compensation
- Implement appropriate governance and compensation practice changes

Spring
- File proxy statement, disclosing changes based on shareholder feedback
- Conduct follow-up conversations with shareholders to address important annual meeting matters, as needed

Our Board prioritizes fostering and sustaining long-term, positive relationships with our shareholders and maintaining their trust. Direct engagement with shareholders helps us gain useful feedback on a wide variety of topics, including corporate governance and Board practices, executive compensation, succession planning, business strategy and performance and related matters. Shareholder feedback also helps us better tailor our disclosure to address the interests and inquiries of shareholders.

In addition, our shareholder engagement efforts are complementary to outreach conducted by members of senior management through our Investor Relations department as they regularly meet with shareholders and participate in investor conferences in the U.S. and abroad.

2023 Shareholder Engagement

During the spring and fall of 2023 as well as 2024, we continued our efforts to engage consistently and productively with our shareholders. Our Lead Independent Director participated in some of these engagement meetings, alongside our General Counsel, Chief Human Resources & Diversity Officer, Head of Executive Compensation, Head of Investor Relations and Chief Sustainability Officer. These meetings were intended to strengthen our relationship with our shareholders and develop a regular cadence for sustained outreach that positions us to engage consistently and productively with shareholders.

Reached out to 33 investors representing **68.9%** of our shares outstanding	Held 31 meetings with investors owning more than **54.3%** of our shares outstanding	During 2023, we met with **each shareholder** who accepted our invitation	Lead Independent Director and CMRC Chair **participation**

In addition to engagement with respect to governance, executive compensation and sustainability topics, in 2023, our Investor Relations department led over 500 meetings with over 150 equity shareholders representing approximately 70 percent of our shares outstanding. Investor presentations are made available in the Investors—Webcasts and Presentations section of our website at www.aig.com.

Objectives

- Foster, promote and maintain positive relationships with shareholders
- Solicit feedback on topics that are of interest to our shareholders

Key Topics Discussed

- Corporate governance enhancements
- Role of Lead Independent Director and combined Chairman & CEO role
- Talent and succession planning
- Executive compensation, 2023 say-on-pay vote outcome
- Long-term incentive equity mix for Chairman & CEO
- Sustainability

Key Messages from Shareholders

- Expressed very high regard for Chairman & CEO performance
- Noted that negative 2023 say-on-pay vote reflected concerns with quantum and structure of one-time award to Chairman & CEO
- Responded positively to enhanced Lead Independent Director responsibilities and revised committee charters and governance guidelines
- Encouraged more disclosure regarding talent and succession planning
- Generally pleased with our compensation philosophy and program
- Generally supported our sustainability-related projects and commitments

Board Responsiveness

- Committed that special, one-time awards will not be used absent extraordinary circumstances, such as in connection with strategic transactions, contract extensions/renewals and for executive recruitment "make whole" awards, sign on bonuses and promotions
- Enhanced disclosure regarding talent and succession planning

Shareholder feedback is communicated directly to our Board which, in turn informs the Board's discussions on a variety of topics. The Company and the Board remain committed to consistent and substantive shareholder engagement and to incorporating shareholder perspectives in our governance and compensation decisions.

Ownership of Certain Beneficial Owners

The following table contains information regarding the only persons who, to our knowledge, beneficially own more than five percent of AIG Parent common stock at January 31, 2024.

Shares of AIG Parent Common Stock Beneficially Owned

Name and Address	Number of Shares	%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	62,640,753[1]	9.2%
Capital Research Global Investors 333 South Hope Street, 55th Fl Los Angeles, CA 90071	41,770,175[2]	6.1%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	71,962,174[3]	10.5%

(1)   All information provided with respect to this entity is based solely on information disclosed in a Schedule 13G/A filed with the SEC on January 25, 2024, by BlackRock, Inc. (BlackRock) reporting beneficial ownership as of December 31, 2023. Item 4 to this Schedule 13G/A provides details as to the voting and investment power of BlackRock as well as the right to acquire AIG Parent common stock within 60 days.

(2)   All information provided with respect to this entity is based solely on information disclosed in a Schedule 13G filed with the SEC on February 9, 2024, by Capital Research Global Investors reporting beneficial ownership as of December 31, 2023. Item 4 to this Schedule 13G provides details as to the voting and investment power of Capital Research Global Investors as well as the right to acquire AIG Parent common stock within 60 days.

(3)   All information provided with respect to this entity is based solely on information disclosed in a Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group reporting beneficial ownership as of December 31, 2023. Item 4 to this Schedule 13G/A provides details as to the voting and investment power of The Vanguard Group as well as the right to acquire AIG Parent common stock within 60 days.

From time to time, we engage in ordinary course, arm's-length transactions with entities or affiliates of entities that are the beneficial owners of more than five percent of our outstanding common stock.

The following table summarizes the ownership of AIG Parent common stock by (1) each of our current directors, (2) each of our named executive officers included in the 2023 Summary Compensation Table in "2023 Executive Compensation—2023 Summary Compensation Table" and (3) our current directors and executive officers as a group. The directors, named executive officers, and executive officers, have sole voting and investment power with respect to the shares of common stock listed.

AIG Parent Common Stock Owned Beneficially as of January 31, 2024	Amount and Nature of Beneficial Ownership[1]	% of Class
Paola Bergamaschi	4,907	*
James Cole, Jr.	11,411	*
W. Don Cornwell	44,181	*
James (Jimmy) Dunne III	1,289	*
Lucy Fato[2]	627,809	*
Shane Fitzsimons[3]	366,159	*
Kevin T. Hogan	718,128	*
John (Chris) Inglis	—	*
Mark D. Lyons[4]	—	*
David McElroy	535,876	*
Linda A. Mills	36,020	*
Diana M. Murphy	4,155	*
Peter R. Porrino	39,089	*
Sabra R. Purtill	77,112	*
John G. Rice	19,461	*
Claude Wade	32,050	*
Vanessa A. Wittman	4,155	*
Peter Zaffino	1,935,013	*
All current directors and current executive officers as a group (24 individuals)	4,144,313	*

*   None of the directors, the named executive officers or the directors and executive officers together as a group owned more than one percent of our common stock as of January 31, 2024.

(1)   Amount of equity securities shown includes (i) shares of AIG Parent common stock subject to options which may be exercised within 60 days as follows: Fato— 445,473 shares; Fitzsimons —209,928 shares; Hogan—450,697 shares; McElroy—359,180 shares; Purtill—68,794 shares; Wade—23,496 shares and Zaffino—1,429,593 shares and all current directors and current executive officers as a group—2,782,730 shares; and (ii) DSUs granted to each independent director with delivery of the underlying AIG Parent common stock deferred until such director ceases to be a member of the Board, as follows: Bergamaschi —4,907 shares; Cole—11,411 shares; Cornwell—44,181 shares; Dunne —1,289 shares; Mills—36,020 shares; Murphy—4,155 shares; Porrino—39,089 shares; Rice—9,461 shares and Wittman— 4,155 shares.

(2)   Ms. Fato ceased being an executive officer of AIG on September 30, 2023.

(3)   Mr. Fitzsimons left the Company for medical reasons, effective July 1, 2023. The amount of equity securities shown are based on his holdings as of such date, as adjusted to reflect the subsequent settlement of certain outstanding equity awards under our LTI plan.

(4)   Mr. Lyons' employment terminated on January 24, 2023.

Corebridge Common Stock Owned Beneficially as of January 31, 2024	Amount and Nature of Beneficial Ownership[1]	% of Class
Kevin T. Hogan	184,206	*
Sabra R. Purtill	87,707	*
All current directors and current executive officers as a group (2 individuals)	271,913	*

*   Neither of the named executive officers or the two executive officers together owned more than one percent of Corebridge's common stock as of January 31, 2024.

(1)   Amount of equity securities shown includes shares of Corebridge common stock subject to options which may be exercised within 60 days as follows: Hogan—54,024 shares.

Proposal 2
Advisory Vote to Approve Named Executive Officer Compensation

What am I voting on?

We are asking shareholders to approve, on an advisory basis, the 2023 compensation of our named executive officers as disclosed in this Proxy Statement.

Voting Recommendation ✔

The Board unanimously recommends a vote **FOR** the 2023 compensation of our named executives.

This advisory vote to approve executive compensation is commonly referred to as the "say-on-pay" vote and is being requested in accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 (the Exchange Act) and the related rules of the SEC. This advisory vote is not binding on the Board or the Company. However, the CMRC will consider the outcome of the vote when considering future executive compensation arrangements. We currently hold our say-on-pay votes on an annual basis, which is consistent with the results of the most recent vote at the 2019 Annual Meeting on the frequency of our say-on-pay vote. This practice will continue at least until the next vote on the frequency of future say-on-pay votes, which will occur at the 2025 Annual Meeting.

The Board and the CMRC believe that our executive compensation program has effectively aligned pay with performance, while facilitating the retention of highly talented executives who are critical to our long-term success. Accordingly, the Board recommends that shareholders vote **FOR** the following resolution:

RESOLVED: that the shareholders of the common stock of AIG Parent approve, on an advisory basis, the compensation of AIG Parent's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables and in the related narrative disclosures contained in this Proxy Statement.

Compensation Discussion and Analysis

At a Glance

Executive Summary **40**

  2023 Executive Compensation At-a-Glance **41**

  2023 Performance and Pay Alignment Highlights ... **43**

  Overview of 2023 Executive Compensation Decisions ... **44**

Compensation Design **44**

  Our Philosophy 44

  Compensation Best Practices 46

  Balanced Compensation Framework 46

  Use of Market Data 47

  Engagement with Shareholders on Executive Compensation Topics ... 48

Compensation Governance **49**

  Role of the CMRC 49

  Decision-Making Process 49

2023 Compensation Decisions and Outcomes ... **50**

  2023 Base Salary 50

  2023 Short-Term Incentive Awards 51

  2023 Long-Term Incentive Awards 62

  Assessment of 2021 Performance Share Units ... 65

  Indirect Elements of Compensation 67

2024 Compensation Program Design and Decisions ... **67**

  2024 Short-Term Incentive Program Structure ... 67

  2024 Long-Term Incentive Program Structure ... 68

Managing Compensation Risk **68**

  Compensation Risk Review 68

  Clawback Policies 69

  Stock Ownership Guidelines 70

  Anti-Hedging and Anti-Pledging Policies 70

Additional Information **70**

  Use of Non-GAAP Financial Metrics 70

  Tax and Accounting Considerations 70

Compensation and Management Resources Committee Report ... **70**

Named Executives in 2023[1]



Peter Zaffino
Chairman & Chief Executive Officer



Sabra R. Purtill
Executive Vice President & Chief Financial Officer



Kevin T. Hogan[2]
President & Chief Executive Officer, Corebridge Financial, Inc.



David McElroy
Executive Vice President & Chief Executive Officer, General Insurance



Claude Wade
Executive Vice President, Chief Digital Officer and Global Head of Business Operations

---

(1) Our former executive officers who are 2023 named executives are Shane Fitzsimons and Mark D. Lyons, our former Chief Financial Officer and Interim Chief Financial Officer, respectively, and Lucy Fato, our former Vice Chair.

(2) Mr. Hogan continues to be an executive officer because Corebridge is the holding company for our Life and Retirement business and Life and Retirement remains a principal business unit and consolidated segment. Mr. Hogan reports to Mr. Zaffino.

Executive Summary

Our Named Executive Officers

Current Named Executives

Peter Zaffino, Chairman and Chief Executive Officer

Sabra R. Purtill, Executive Vice President and Chief Financial Officer

Kevin T. Hogan, President and Chief Executive Officer, Corebridge Financial, Inc.

David McElroy, Executive Vice President & Chief Executive Officer, General Insurance

Claude Wade, Executive Vice President, Chief Digital Officer and Global Head of Business Operations

Former Executive Officers

Shane Fitzsimons, Former Executive Vice President and Chief Financial Officer

Mark Lyons, Former Interim Chief Financial Officer and Executive Vice President, Global Chief Actuary and Head of Portfolio Management

Lucy Fato, Former Vice Chair

Chief Financial Officer Transitions

During 2023, three individuals held the role of Principal Financial Officer at AIG Parent, as described below.

- On January 1, 2023, Mr. Fitzsimons was serving as Executive Vice President and Chief Financial Officer. In January 2023, Mr. Fitzsimons began a temporary medical leave of absence. Effective July 1, 2023, Mr. Fitzsimons left the Company for medical reasons. Mr. Fitzsimons passed away on October 27, 2023.

- Mr. Lyons was appointed Interim Chief Financial Officer effective January 10, 2023, in addition to his role as Executive Vice President, Global Chief Actuary and Head of Portfolio Management. On January 24, 2023, we terminated Mr. Lyons' employment after we became aware that he violated his confidentiality/non-disclosure obligations to the Company. These violations were unrelated to our financial statements, financial reporting generally and related disclosure controls and procedures, or reserves.

- Ms. Purtill was appointed Interim Chief Financial Officer effective January 25, 2023. When Mr. Fitzsimons stepped down from his position due to medical reasons, Ms. Purtill was appointed Executive Vice President and Chief Financial Officer on a permanent basis, effective July 1, 2023.

2023 Executive Compensation At-a-Glance



Chairman & CEO Annual Target Direct Compensation as of December 31, 2023

At Risk Pay, Subject to Clawback **92.5%**

7.5%
22.5%
70%

Base Salary

Short-Term Cash Incentive

Long-Term Equity Incentive

Average Annual Target Direct Compensation of Other Current Named Executives as of December 31, 2023

17.5%
48%
34.5%

At Risk Pay, Subject to Clawback **82.5%**

2023 Short-Term Incentive (STI) Program

| Target Short-Term Incentive Award ($) | × | Business Performance Score (0-150%) | × | Individual Performance Score (0-150%) | = | Actual Short-Term Incentive Award ($) (up to 200%) |

Business Performance Scorecards

General Insurance	Corebridge	Corporate
■ Accident Year Combined Ratio (AYCR), as adjusted*	■ Corebridge Normalized Adjusted Return on Average Equity (RoAE)*	■ Weighted average of GI and Corebridge Performance
■ Calendar Year Combined Ratio	■ Corebridge General Operating Expenses (GOE)*	■ Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*
■ Diluted Normalized Adjusted After-tax Income (AATI) Attributable to AIG Common Shareholders Per Share*	■ Corebridge Normalized Reported Adjusted After-tax Operating Income (AATOI) Attributable to Corebridge Common Shareholders Per Share*	■ Adjusted Return on Common Equity (ROCE)*
		■ AIG Parent General Operating Expenses (GOE)

Individual Performance Scorecards: Four Core Areas

1. Financial
2. Strategic
3. Operational
4. Organizational

All awards are subject to an overall cap of 200% of target

---

*   Items in this Compensation Discussion and Analysis that are marked with an asterisk are non-GAAP financial measures which are used as performance measures in our incentive compensation programs. We make adjustments to U.S. GAAP financial measures for purposes of these metrics. See Appendix A for an explanation and/or a reconciliation of how these metrics are calculated from our audited financial statements.

2023 Annual Long-Term Incentive (LTI) Award Allocation[1][2]



Performance Based 100%

Chairman & CEO

25%

75%

Stock Options
Align with shareholder interests by rewarding stock price appreciation and shareholder value creation

Other Current NEOs

25%

25%   50%

Performance Based 75%

Restricted Stock Units (RSUs)
Further align the financial interests of our executive leadership team with our shareholders while supporting retention

Performance Stock Units (PSUs)
Align with shareholder expectations and reward the achievement of sustained improvement in key industry indicators of overall profitability

Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*	＋	AYCR, as adjusted*	＋	AIG Parent General Operating Expenses	＋	Relative TSR
Cumulative improvement over three-year period **30%**		Annual improvement over three-year period **25%**		Annual improvement over three year period **25%**		AIG TSR relative to a General Insurance peer group over three-years **20%**

(1)   Reflects LTI award allocations to current named executives.

(2)   In 2023, Mr. Hogan's awards consisted of 50 percent Performance Share Units (PSUs) granted by AIG Parent, and 25 percent each of stock options and RSUs granted by Corebridge.

2023 Performance and Pay Alignment Highlights

We continued to execute on key strategic initiatives in 2023 while continuing to deliver exceptional operational and financial results.

Three-year Total Shareholder Return (TSR) of 92.1% ranking in the top quartile relative to peers and outperforming the S&P 500

Execution of Multiple, Highly Complex Strategic Initiatives	**Strong Performance in General Insurance resulting from Significant Improvement in Underwriting Income**	**Continued Balanced Capital Management Supporting Financial Strength, Growth and Shareholder Return**	**Continued Progress Towards Deconsolidation and Separation of Corebridge**
We repositioned our portfolio of businesses for sustainable, profitable growth with the divestitures of Validus Re. for total cash consideration of $3.3 billion and CRS for gross proceeds of $234 million as well as the transfer of Private Client Select to an independent Managing General Agent platform. Collectively these transactions streamline our business models, simplify our portfolios and reduce our volatility.	Our continued discipline and commitment to underwriting excellence yielded outstanding results. Our 2023 combined ratio of 90.6 improved as compared to 91.9 in 2022; AYCR, as adjusted* of 87.7 improved 1.0 point compared to 88.7 in 2022; General Insurance achieved $2.3 billion in underwriting income, up 15 percent year over year.	In 2023, we repurchased $3.0 billion of AIG Parent common stock and paid $1.0 billion in dividends. We also increased our quarterly cash dividend by 12.5 percent to $0.36 per share in the second quarter. We reduced general borrowings by $1.4 billion.	We completed three secondary offerings of Corebridge common stock in 2023, resulting in gross proceeds of $2.9 billion. Also in 2023, Corebridge made $315 million of common stock share repurchases from AIG. Our ownership of Corebridge was reduced to 52.2 percent as of December 31, 2023.

Our incentive plans reflect measures of success directly aligned to our strategic priorities and alignment with the experience of our shareholders. These achievements, combined with individual performance, contributed to short-term incentives being earned at an average of 170 percent of target for our current named executives and 2021 PSUs being earned at 200 percent of target.

Overview of 2023 Executive Compensation Decisions

Annual target compensation for current named executives, informed by market practices in our peer group

2023 Annual Compensation Component	Zaffino	Purtill[1]	Hogan [2]	McElroy	Wade
Base Salary	$1,500,000	$1,000,000	$1,250,000	$1,000,000	$1,000,000
Target STI	$4,500,000	$1,700,000	$2,250,000	$2,500,000	$2,000,000
Target LTI	$14,000,000	$1,600,000	$4,000,000	$4,000,000	$1,500,000
Target Direct Compensation	$20,000,000	$4,300,000	$7,500,000	$7,500,000	$4,500,000

Annual compensation decisions, informed by target compensation, business performance and individual performance

	Zaffino	Purtill[1]	Hogan [2]	McElroy	Wade
2023 Actual STI Payment	$9,000,000	$2,850,000	$3,250,000	$4,250,000	$3,350,000
2023 STI Percent of Target Earned (Business Performance Score x Individual Performance Score)[3]	200%	168%	144%	170%	168%
2023 Actual LTI Grant	$14,000,000	$2,400,000	$4,000,000	$4,000,000	$1,500,000

(1) In connection with her appointment to the role of Chief Financial Officer, Ms. Purtill's base salary was increased from $950,000 to $1.0 million as of July 1, 2023, her 2023 target STI amount was set at $1.7 million applicable to the full 2023 performance year and her 2024 target LTI amount was set at $2.9 million. Ms. Purtill's 2023 LTI award was granted while she was serving as Interim Chief Financial Officer based on an LTI target of $1.6 million. The amounts do not reflect an additional 2023 RSU award granted to Ms. Purtill in connection with her appointment as permanent Chief Financial Officer. See "—2023 Compensation Decisions and Outcomes—2023 Long-Term Incentive Awards" for details on these special awards.

(2) In 2023, Mr. Hogan's long-term incentive award consisted of 50 percent PSUs granted by AIG, and 25 percent each of stock options and RSUs granted by Corebridge. Amounts above reflect the combined total value.

(3) See "—2023 Compensation Decisions and Outcomes—2023 Short-Term Incentive Awards" for a detailed explanation of the underlying performance considered in assessing the Business and Individual Performance Scores. All awards are capped at a maximum of 200 percent.

Compensation Design

Our Philosophy

Our compensation philosophy is based on a set of foundational principles that guide how we structure our compensation programs for our global workforce and how we reach decisions. Our philosophy is long-term oriented and risk-balanced, enabling us to attract and retain the best talent to address our varied business needs.

The CMRC evaluates and adjusts our programs annually, balancing strategic priorities, talent needs, stakeholder feedback and market considerations to ensure the programs continue to promote desired outcomes.

- Long-term oriented
- Strategically aligned
- Risk-balanced
- Talent attracting

Principle	Component	How We Apply It to our Named Executives
We retain and attract the best talent	Offer **market-competitive** compensation to retain and attract the best employees and leaders	■ Compensation levels set with reference to market data in the insurance and financial services industries where we compete for talent ■ Special awards used to reward exceptional performance, aid in talent attraction and promote retention in extraordinary circumstances, with terms that align with the underlying objectives of such awards
We pay for performance	Create a **pay for performance** culture by offering STI and LTI compensation opportunities that reward employees for individual contributions and business performance Provide a market-competitive, performance-driven compensation structure through a **four-part program** that consists of base salary, STI, LTI and benefits	■ Majority of all compensation is variable and at risk ■ Incentives are tied to business performance and individual contributions ■ Clearly defined objective performance measures and goals are used ■ Outcomes provide for significant upside for superior performance, as well as significant downside in the event of under-performance
We align interests with our shareholders	Motivate employees to deliver **long-term, sustainable and profitable growth**, while balancing risk to create **long-term, sustainable value for shareholders** Align the long-term economic interests of key employees with those of our shareholders by ensuring that a **meaningful component** of compensation is provided in equity **Avoid** incentives that encourage employees to take **unnecessary or excessive risks** that could threaten the value or reputation of AIG by rewarding both annual and long-term performance Maintain strong compensation **best practices** by meeting evolving standards of compensation governance and complying with regulations applicable to employee compensation	■ Majority of compensation is typically equity-based ■ Majority of annual equity-based compensation is performance-based, in the form of PSUs and stock options; beginning in 2023, annual equity-based compensation of our Chairman & CEO is comprised solely of PSUs and stock options ■ Risk management policies apply, including a Financial Restatement Clawback Policy and an additional Clawback Policy that provides protections beyond those required by NYSE, share ownership requirements both during and for a period following employment and anti-hedging and pledging policies ■ Performance goals are set with rigorous standards commensurate with both the opportunity and our risk guidelines ■ Annual risk assessments evaluate compensation plans to ensure they appropriately balance risk and reward ■ Evolving compensation best-practices are identified through engagement with outside consultants and peer groups

Compensation Best Practices

We are committed to embracing the highest standards of corporate governance. We design our programs to pay for performance in alignment with the expectations of our shareholders and to minimize risk.

 **What We Do:**

- Pay for performance
- Deliver majority of executive compensation in the form of at-risk, performance-based pay
- Align performance objectives with our short-term and long-term strategies
- Engage with our shareholders on matters including executive compensation and governance
- Require meaningful share ownership and retention during employment and for six months following departure
- Prohibit pledging and hedging of AIG securities
- Cap payout opportunities under incentive plans applicable to our named executives
- Maintain robust clawback policies with protections both in compliance with and beyond those required by the NYSE
- Maintain double-trigger change-in-control benefits
- Conduct annual risk review of incentive plans
- Engage an independent compensation consultant and consult outside legal advisors

 **What We Avoid:**

- No tax gross-ups other than for tax equalization and relocation benefits
- No excessive perquisites, benefits or pension payments
- No reloading or repricing of stock options
- No equity grants below 100 percent of fair market value
- No dividends or dividend equivalents vest unless and until corresponding LTI awards vest

Balanced Compensation Framework

Our annual compensation program is designed to give appropriate weighting to fixed and variable pay, short-term and long-term performance and business unit and enterprise-wide contributions. We provide three elements of annual target direct compensation: base salary, an STI award and an LTI award. Our annual target direct compensation and mix of components are set with reference to market data for comparable positions at our business and talent competitors. We also provide market-based perquisites and benefits. In extraordinary circumstances, we provide special awards in connection with executive recruitment, contract extensions/renewals and strategic transactions.

At Risk

At least 77.8 percent of each current named executive's annual target direct compensation is at risk based on performance and subject to our clawback policies.

Long-Term Oriented and Performance-Based

With respect to 2023 compensation, at least one-third of each current named executive's annual target direct compensation is delivered in LTI, of which at least 75 percent is in the form of performance-based awards (PSUs and stock options) that reward for long-term value creation and performance achievements, and stock price appreciation relative to our trading price per grant. Long-term incentive awards for our Chairman & CEO are in the form of PSUs and stock options only.

Risk Balanced

Our ERM group reviews all incentive plans to ensure the appropriate balance of risk and reward, without encouraging excessive risk-taking.

Use of Market Data

The CMRC uses data for relevant peer groups to support the key principles of our compensation philosophy, including retaining and attracting the best talent and paying for performance.

- **2023 Compensation Program:** Two peer groups were used for the 2023 executive compensation program: one to inform compensation levels and design, and one for measuring relative TSR performance in our LTI program. Each serves a distinct purpose to enhance the relevance of the data being considered. The CMRC periodically reviews our peer groups to ensure continuing relevance.

- **2021 LTI Program:** In addition, two peer groups were used to measure Relative TSR and Relative Tangible BVPS over the three-year performance period applicable to PSUs granted in 2021. For further detail, see "—2023 Compensation Decisions and Outcomes— Assessment of 2021 Performance Share Units."

- Two peer groups used for 2023 programs
- Two peer groups used for 2021 LTI program
- Peer groups reflect competitors for talent and business
- Peer groups align with intended purpose

2023 Compensation Program

Compensation Peer Group	■ Provides perspective and data reflecting compensation levels and insight into pay practices
	■ Comprises companies of a similar size and business model that draw from the same pool of talent as AIG
	■ Takes into account business model, company size, competitive relevance (e.g., for talent and investors) and data reliability
AIG Relative TSR Peer Group	■ Provides a means to assess long-term shareholder relative value creation
	■ Applies to PSU awards granted in 2023

2021 LTI Program

Relative Tangible Book Value Per Share Peer Group	■ Provides a means to assess business unit performance of General Insurance and Life and Retirement relative to directly comparable peers under our LTI program
AIG Relative TSR Peer Group	■ Provides a means to assess long-term shareholder relative value creation

Compensation Peer Group for 2023 Program

1. The Allstate Corporation (NYSE:ALL)
2. American Express Company (NYSE:AXP)
3. Bank of America Corporation (NYSE:BAC)
4. BlackRock, Inc. (NYSE:BLK)
5. Capital One Financial Corp. (NYSE:COF)
6. Chubb Limited (NYSE:CB)
7. The Cigna Group (NYSE:CI)
8. Citigroup Inc. (NYSE:C)
9. JPMorgan Chase & Co. (NYSE:JPM)
10. Manulife Financial Corporation (NYSE:MFC)
11. Marsh & McLennan Companies, Inc. (NYSE:MMC)
12. MetLife, Inc. (NYSE:MET)
13. The Progressive Corporation (NYSE:PGR)
14. Prudential Financial, Inc. (NYSE:PRU)
15. The Travelers Companies, Inc. (NYSE:TRV)
16. U.S. Bancorp (NYSE:USB)
17. Wells Fargo & Company (NYSE:WFC)

Relative TSR Peer Group for 2023 LTI Program

1. AXA S.A. (CS:PA)*
2. Chubb Limited (NYSE:CB)
3. CNA Financial Corporation (NYSE:CNA)
4. The Hartford Financial Services Group, Inc. (NYSE:HIG)
5. Markel Corporation (NYSE:MKL)
6. Tokio Marine Holdings, Inc. (TKS:8766)
7. The Travelers Companies, Inc (NYS:TRV)
8. W. R. Berkley Corporation (NYS:WRB)

* Added in 2023.

Engagement with Shareholders on Executive Compensation Topics

In the spring and fall of 2023 as well as early 2024, we continued to engage in productive discussions with our shareholders on executive compensation topics. Given the result of our 2023 say-on-pay vote, a key focus of our ongoing engagement in 2023 was to further understand the views of our shareholders with respect to our executive compensation programs. Our Lead Independent Director, Chief Human Resources and Diversity Officer, General Counsel, Corporate Secretary, Head of Executive Compensation and Head of Investors Relations participated in these meetings.

By the Numbers: Engagement in 2023 and Early 2024

Reached out to
33 top shareholders,
representing

| 68.9% |

of shares outstanding

Held
31 meetings with shareholders,
representing

| 54.3% |

of shares outstanding

Met with
ISS and Glass Lewis
during Fall Engagement

Lead Independent Director and CMRC Chair participated in meetings with shareholders representing

| 25.0% |

of shares outstanding

What We Heard

Shareholders expressed high regard and support for our Chairman & CEO's performance and responded positively to his 2023 long-term incentive award being fully performance based. Shareholders also indicated that they were generally pleased with our compensation philosophy and program.

Shareholders also noted that the negative 2023 say-on-pay vote reflected concerns with the quantum and structure of the one-time award made to our Chairman & CEO in November of 2022.

Our Response to Shareholder Feedback on Executive Compensation

In response to feedback received during our engagement meetings, the CMRC committed not to use special, one-time awards absent extraordinary circumstances, such as strategic transactions, contract extensions/renewals and for executive recruitment "make whole" awards, sign on bonuses and promotions.

See "Corporate Governance—Shareholder Engagement" for more information on our shareholder engagement efforts in 2023.

Compensation Governance

Role of the CMRC

The CMRC is chaired by Ms. Mills and is comprised of three independent directors. The CMRC held six meetings in 2023.

During 2023, the CMRC reviewed its charter and recommended clarifying and simplifying updates which the Board approved. Most notably, these reflected the expansion of the CMRC's purpose to oversee both human capital management and the administration of our clawback policies. The role of the CMRC and its interplay with management and the Board as a whole are set forth below.

Management

- Our Chairman & CEO makes recommendations to the CMRC on compensation for the executive team, including the named executives (other than himself)
- As appropriate, senior management attends meetings to assist the CMRC with its decision making

Compensation and Management Resources Committee

- Reviews and approves the goals, evaluates performance and reviews and recommends compensation of the Chairman & CEO
- Approves compensation for other senior executives, including all named executives
- Oversees compensation and benefit programs
- Oversees management development and succession planning programs for executive management
- Oversees the assessment of risks related to compensation programs
- Oversees human capital management practices and programs, including retention, talent development, compensation and benefits, and diversity, equity and inclusion initiatives
- Approves this Compensation Discussion and Analysis report on executive compensation
- Engages an independent consultant
- Oversees compliance with stock ownership guidelines
- Oversees the administration of and, as appropriate, the enforcement of clawback policies and any recoupment-related activity

Board of Directors

- Approves the compensation of the Chairman & CEO
- Reviews and approves CMRC recommendations on incentive plans where shareholder approval is required
- Approves this Compensation Discussion & Analysis

In reaching decisions, the CMRC may solicit the opinions of members of the management team, the Company's outside counsel and the CMRC's independent compensation consultant. See "Corporate Governance—Board Committees" for more information on the structure, role and activities of the CMRC.

Decision-Making Process

The CMRC has an established process for executive compensation decision-making and in a typical year, during the first quarter, it:

- Assesses short-term incentive plan performance against business goals as well as individual performance of each named executive for the prior year and approves payouts
- Assesses long-term incentive plan performance against three-year goals and approves payouts
- Reviews annual base salaries and target compensation levels of each named executive and grants annual LTI awards against a backdrop of the prior year performance and compensation relative to peers with relevant experience and skillsets in the insurance and financial services industries where we compete
- Reviews and recommends to the Board approval of compensation decisions for the Chairman & CEO
- Reviews and approves the forward-looking performance metrics and goals that will apply to STI awards (including the Chairman & CEO's individual metrics and goals) and PSU grants

Throughout the year, the CMRC receives updates on performance relative to expectations, providing an opportunity to assess potential payouts. In addition, each year, the CMRC reviews or receives an update on various topics, including risk of incentive compensation plans and payments, regulatory compliance with respect to compensation matters, human capital programs, shareholder engagement, pension, savings and employee benefit plans and succession planning for officers other than the Chairman & CEO.

Qualitative Assessment

A central part of the CMRC's role involves applying its judgment in making final compensation decisions to ensure outcomes balance appropriately rewarding for performance delivered both on a year-on-year basis and over the long-term, equity across the businesses and forward-looking implications. Beyond the business scorecard objectives that were achieved, the individual performance scorecards provide an opportunity to balance financial and operational achievements with judgments regarding how performance was achieved. This use of judgment ensures appropriate and balanced outcomes once all the facts are known at year-end.

Input from Independent Compensation Consultants

The CMRC continued to engage the services of Pay Governance LLC (Pay Governance) as its independent executive compensation consultant since October 2021. The independent advisor attends CMRC meetings and:

- Provides views on:
  — How compensation program and proposals for senior executives compare to market practices in the insurance industry, financial services and more broadly
  — "Best practices" and how they apply to the Company
  — The design and implementation of current and proposed executive compensation programs and policies
- Responds to questions raised by CMRC members during the executive compensation process
- Participates in discussions pertaining to compensation and risk, assessing our process and conclusions
- Participates in discussions on performance goals that are proposed by management for the CMRC's approval

The CMRC reviews advisor independence annually to understand any relationships with the Company, including CMRC members and the Company's executive officers. The CMRC assessed Pay Governance's independence relative to the NYSE listing standards and determined that it remained independent and that its work has not raised any conflicts of interest.

During 2023, the Company engaged Johnson Associates to prepare reports presenting market comparisons of total compensation levels for existing employees, new hires and promotions for positions within the CMRC's purview. In its capacity as the CMRC's independent advisor, Pay Governance reviewed these reports before they were considered by the CMRC. This review, coupled with the CMRC's review of Johnson Associates' services, appropriately addressed any potential conflicts of interest raised by Johnson Associates' work or business relationship with the Company.

During 2023, the Company also engaged Davis Polk and Wardwell LLP to provide legal counsel related to our executive compensation program.

2023 Compensation Decisions and Outcomes

2023 Base Salary

At a Glance:
- Fixed cash compensation
- Represents 7.5 to 22.2 percent of a current named executive's annual target direct compensation
- Reviewed annually or upon a change in role, when appropriate
- No salary adjustments for those named executives who were also named executives in 2022
- Ms. Purtill's salary increased mid-year by 5.3 percent in connection with her appointment as Chief Financial Officer of AIG

Base salary is intended to fairly compensate named executives for the responsibilities of their respective positions and achieve an appropriate balance of fixed and variable pay. The CMRC undertakes an annual review of named executive salaries to determine whether they should be adjusted. In making this determination, the CMRC considers a broad range of factors including, scope of role, experience, skillsets and salaries for comparable positions within the Compensation Peer Group, as well as internal parity among executive officers.

Current Named Executives	2022 Year-End Base Salary	2023 Year-End Base Salary	Percent Change
Peter Zaffino	$1,500,000	$1,500,000	—%
Sabra R. Purtill[1]	$—	$1,000,000	—%
Kevin T. Hogan	$1,250,000	$1,250,000	—%
David McElroy	$1,000,000	$1,000,000	—%
Claude Wade[2]	$—	$1,000,000	—%

(1) Ms. Purtill was not a named executive in 2022. In connection with Ms. Purtill's appointment as Chief Financial Officer, her salary increased from $950,000 to $1,000,000 on July 1, 2023.

(2) Mr. Wade was not a named executive in 2022.

2023 Short-Term Incentive Awards

At a Glance:

- Payouts are based on a combination of quantitative business and individual performance
- Unless specifically approved by the CMRC, earned awards equal the applicable Business Performance Score (0 percent to 150 percent), multiplied by the Individual Performance Score (0 percent to 150 percent), and payout is subject to an overall cap of 200 percent of target
- Individual assessments are based on performance in four core areas (Financial, Strategic, Operational and Organizational)
- Awards are subject to clawback policies (as applicable)
- 2023 payouts ranged from 144 percent to 200 percent of target, reflecting consistently strong financial results in General Insurance, Corebridge and AIG Corporate

Changes for 2023:

- Updated performance metrics and weightings to align with 2023 business priorities
- Added Calendar Year Combined Ratio metric to the General Insurance scorecard with scorecard weightings rebalanced
- Replaced Investments performance metric with Corebridge Normalized Reported AATOI Attributable to Corebridge Common Shareholders per Share* metric in the Corebridge scorecard
- Replaced AIG 200 metric with Adjusted ROCE* and AIG Parent GOE metrics in the Corporate scorecard, with weightings rebalanced

STI awards are designed to drive business objectives and strategies and to reward performance delivered during the year. STI awards consist of an annual cash target, subject to results achieved against quantitative business unit and corporate metrics and an individual performance scorecard. This combination of business and individual performance is consistent with our desire for performance differentiated pay outcomes.



Target Short-Term Incentive Award ($) × Business Performance Score **(0-150%)** × Individual Performance Score **(0-150%)** = Actual Short-Term Incentive Award ($) (up to 200%)

Business Performance Scorecards

General Insurance

- AYCR, as adjusted*
- Calendar Year Combined Ratio
- Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*

Corebridge

- Corebridge Normalized Adjusted RoAE*
- Corebridge GOE*
- Corebridge Normalized Reporting AATOI Attributable to Corebridge Common Shareholders Per Share*

Corporate

- Weighted average of GI and Corebridge Performance
- Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*
- Adjusted ROCE*
- AIG Parent GOE

Individual Performance Scorecards: Four Core Areas

1. Financial
2. Strategic
3. Operational
4. Organizational

All awards are subject to an overall cap of 200% of target

Business Performance Scorecards

The 2023 metrics and goals reflect a continuing commitment to sustaining and rewarding a high-performance culture that supports our business strategies. The CMRC seeks to establish goals and metrics that are quantitative, appropriately rigorous, balanced across the different business units and compatible with effective risk management so as not to incentivize excessive risk taking.

Each metric has a threshold, target, stretch and maximum performance goal associated with it and a corresponding level of payout with interpolation for achievements between goals:

Performance	Below Threshold	Threshold	Target	Stretch	Maximum or Above
Payout (% of target)	0%	50%	100%	125%	150%

The 2023 quantitative performance results for each of the business scorecards are set forth below.

Corporate

Performance Metric	Threshold (50%)	Target (100%)	Stretch (125%)	Maximum (150%)	Actual[3]	% Achieved	Weighting	% Achieved (Weighted)
Weighted Business Unit Performance[1]	Total weighted performance for General Insurance (80%) and Corebridge (20%); see scorecards below				N/A	147%	40%	59%
Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*[2]	$4.87	$5.00	$5.50	$6.00	$6.49	150%	25%	37.5%
Adjusted Return on Common Equity*	6.5%	7.0%	7.5%	8.2%	8.9%	150%	25%	37.5%
AIG Parent GOE	$850M	$800M	$750M	$700M	$738M	131%	10%	13%
Corporate Quantitative Performance Score:								**147%**

(1)   Actual performance represents the weighted average of quantitative performance scores for each business unit as follows: (80 percent x 150 percent) + (20 percent x 139 percent) = 147 percent. Detailed business unit scorecards are set forth below.

(2)   Normalized for (better) / worse than 7.5 percent expected Private Equity/Real Estate returns, (better) / worse than 6.0 percent expected Hedge Fund returns, (better) / worse than 4.0 percent expected fair value changes on fixed maturity securities, (better) / worse than expected CAT losses (net of reinsurance), (favorable) / unfavorable annual actuarial update, (favorable) / unfavorable COVID-19 mortality, (favorable) / unfavorable prior year development (PYD) net of reinsurance and premium adjustments, (better) / worse than expected return on business transactions.

(3)   Net of incremental STI funding incurred for achieving performance metrics.

General Insurance

Performance Metric	Threshold (50%)	Target (100%)	Stretch (125%)	Maximum (150%)	Actual[2]	% Achieved	Weighting	% Achieved (Weighted)
Accident Year Combined Ratio, as adjusted*	89.9%	89.1%	88.5%	87.9%	87.8%	150%	40%	60%
Calendar Year Combined Ratio	93.9%	93.3%	92.9%	92.5%	90.7%	150%	30%	45%
Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*[1]	$4.87	$5.00	$5.50	$6.00	$6.51	150%	30%	45%
General Insurance Quantitative Performance Score:								**150%**

(1)   Normalized for (better) / worse than 7.5 percent expected Private Equity/Real Estate returns, (better) / worse than 6.0 percent expected Hedge Fund returns, (better) / worse than 4.0 percent expected fair value changes on fixed maturity securities, (better) / worse than expected CAT losses (net of reinsurance), (favorable) / unfavorable annual actuarial update, (favorable) / unfavorable COVID-19 mortality, (favorable) / unfavorable PYD net insurance and premium adjustments, (better) / worse than expected return on business transactions and over/under budget performance attributable to Corebridge's impact on AIG's earnings per share.

(2)   Net of incremental STI funding incurred for achieving performance metrics.

Corebridge

Performance Metric	Threshold (50%)	Target (100%)	Stretch (125%)	Maximum (150%)	Actual[2]	% Achieved	Weighting	% Achieved (Weighted)
Corebridge Normalized Adjusted RoAE*[1]	8%	10%	11%	12%	12.0%	149%	40%	59.6%
Corebridge GOE*	$1.82B	$1.77B	$1.72B	$1.67B	$1.74B	116%	30%	34.8%
Corebridge Normalized Reported AATOI Attributable to Corebridge Common Shareholders Per Share*[1]	$2.75	$3.50	$4.00	$4.25	$4.41	150%	30%	45%
Corebridge Quantitative Performance Score:								**139%**

(1) Normalized for (better) / worse than 7.5 percent expected Private Equity/Real Estate returns, (better) / worse than 6.0 percent expected Hedge Fund returns, (better) / worse than 4.0 percent expected fair value changes on fixed maturity securities, removed impact of annual actuarial update and litigation matters, adjusted for impact of macroeconomic environment on non-operating items (Foreign Exchange gains (losses), embedded derivative gains (losses) and changes in fair value for market risk benefits), (better) / worse than expected return on business transactions.

(2) Net of incremental STI funding incurred for achieving performance metrics.

Individual Performance Scorecards

Given the importance of our named executives in making and operationalizing decisions that continue to set us up for future success, the CMRC also assesses an individual performance scorecard for each named executive. Objectives are structured to reward actions under four core areas: Financial, Strategic, Operational and Organizational.

Individual performance objectives for each of our named executives include a combination of detailed quantitative and qualitative components and take into consideration each named executive's business objectives and responsibilities. Our named executives distinguished themselves in 2023 by taking on ambitious objectives and executing on multiple, highly complex strategic initiatives under challenging conditions, including ongoing complexity in the insurance industry, volatile market conditions and general economic uncertainty. For a summary of the goals and related achievements the CMRC considered when determining each named executive's individual performance score for 2023, see page 54.

Summary of 2023 STI Awards

In summary, 2023 performance resulted in the following STI awards for our named executives:

Current Named Executives	2023 Target Short-Term Incentive ($)	Business Performance Scorecard Result	Individual Performance Scorecard Result	Actual Percent of STI Target	2023 Actual Short-Term Incentive Award ($)
Peter Zaffino[1]	4,500,000	147%	150%	200%	9,000,000
Sabra R. Purtill	1,700,000	147%	114%	168%	2,850,000
Kevin T. Hogan	2,250,000	139%	104%	144%	3,250,000
David McElroy	2,500,000	150%	113%	170%	4,250,000
Claude Wade	2,000,000	147%	114%	168%	3,350,000
Former Executive Officers[2]					
Shane Fitzsimons[3]	900,000	147%	136%	200%	1,800,000
Lucy Fato[4]	1,900,000	147%	100%	147%	2,800,000

(1) Mr. Zaffino's business performance score together with his individual performance score resulted in a combined score of 221 percent of target. Pursuant to our STI plan, Mr. Zaffino's STI award is capped at 200 percent of target.

(2) Mr. Lyons was not eligible for a 2023 STI award.

(3) Mr. Fitzsimons' STI award was pro-rated to reflect six months of credited service in 2023.

(4) Pursuant to Ms. Fato's Transition Agreement, dated as of September 1, 2023, Ms. Fato is entitled to receive an annual STI award based on her target STI opportunity in effect for 2023, without proration, based on achievement of performance objectives. For a description of Ms. Fato's Transition Agreement and any additional payments she is entitled to receive thereunder, see "2023 Executive Compensation—Potential Payments on Termination—Fato Transition Agreement."

Peter Zaffino

Chairman & Chief Executive Officer

Pillar and Goal Overview	Achievements

Financial

- Deliver on AIG's financial objectives
- Execute on AIG's 2023 Capital Plan

- Delivered strong 2023 financial results driven by continued significant improvement and profitable growth in General Insurance
  - Improved General Insurance year-over-year Calendar Year Combined Ratio by 130 basis points to 90.6 percent; improved General Insurance AYCR, as adjusted* by 100 basis points to 87.7 percent
  - Increased General Insurance Net Premiums Written (NPW) 5 percent year-over-year, or 7 percent year-over-year on a comparable basis[1], driven by profitable growth in the Commercial businesses
  - Marked the third consecutive year of underwriting profit improvement, with 2023 underwriting income improving $301 million to $2.3 billion
- While 2023 full-year Net income attributable to AIG common shareholders was $3.6 billion, or $4.98 per diluted common share, AATI attributable to AIG common shareholders* improved to $4.9 billion, or $6.79 per diluted common share, an increase of 33 percent year-over-year or $1.67; increased Book value per common share by 18 percent year-over-year to $65.14
- Delivered successfully against AIG's 2023 Capital Plan, returning over $4 billion to shareholders through $3 billion of share repurchases and $1 billion in common and preferred stock dividends, including a 12.5 percent increase to the Company's quarterly cash dividend on its common stock, the first increase since 2016; and reducing $1.4 billion of general borrowings through tender offers
- Drove (i) three secondary offerings of Corebridge common stock, (ii) two direct share repurchases by Corebridge of its common stock, and (iii) two special dividends to Corebridge shareholders, resulting in an aggregate of $3.9 billion in net proceeds to AIG

Strategic

- Separation of Corebridge:
  - Operational separation
  - Deconsolidation
  - Corebridge board composition
- GI underwriting excellence, reinsurance and portfolio optimization and risk capital prioritization
- AIG board composition
- Relationships with key external stakeholders

- Separation of Corebridge
  - Successfully advanced to the final stages of operational separation of Corebridge
  - Reduced AIG's ownership of Corebridge from 77.7 percent at year-end 2022 to 52.2 percent at year-end 2023
  - Worked closely with the Corebridge independent directors on identifying new board candidates with the appropriate skills and capabilities
- Executed on multiple strategic divestitures to streamline portfolio:
  - Designed and negotiated the formation of Private Client select as a Managing General Agent in July 2023
  - Structured and negotiated the sale of Crop Risk Services to American Financial Group for approximately $240 million, which closed in July 2023
  - Designed and executed the sale of Validus Re to RenaissanceRe for total consideration of $3.3 billion in cash and approximately $275 million in common stock of Renaissance Re, which closed in October 2023
  - Oversaw Corebridge's sale of Laya Healthcare to AXA for €650 million, which closed in October 2023
  - Oversaw Corebridge's entry into a definitive agreement to sell its UK Life business, for consideration of £460 million, which is expected to close in the first half of 2024
- Designed and executed the strategic placement of AIG's 2024 reinsurance program despite a complex and challenging renewal season in the face of volatile market conditions and general economic uncertainty, and improved our ceding commission levels across a range of classes while maintaining the balance with our reinsurance partners to ensure the long-term sustainability of our programs
- Led efforts to broaden and diversify the skills and experience of the AIG Board of Directors through successful recruitment of three new independent directors: Diana Murphy, Vanessa Wittman and Jimmy Dunne
- Enhanced AIG's relationships and reputation with key external partners, including brokers, distributors and clients, as well as regulators, policymakers and investment community through proactive engagement and participation in key industry conferences

Pillar and Goal Overview	Achievements
Operational ■ Operational excellence ■ Future state target operating model	■ Drove improvement of key components of Adjusted ROCE*, including improved AIG Parent GOE, to help further strategic target of 10% or greater Adjusted ROCE* ■ Designed and launched AIG Next, our initiative focused on creating a company that's leaner, less complex and more effective with the appropriate infrastructure and capabilities for the size of the business we will be post-deconsolidation of Corebridge ■ Launched AIG's first-ever generative artificial intelligence (AI), focused on driving growth and reducing cost; established internal AI advisory council to govern AI usage within AIG, creating critical oversight and ensuring ethical practices ■ Completed the IT Modernization Program by retiring our data centers, standardizing employee tools and migrating to cloud-based solutions ■ Oversaw the launch of refreshed AIG.com website and reimagined myAIG Broker Portal, each representing significant milestones in AIG's ongoing digital transformation
Organizational ■ Advance AIG's workplace of the future ■ Talent development	■ Emphasized commitment of the leadership team to a culture of inclusion and integrity in line with AIG's Purpose & Values to promote alignment, collaboration, transparency and improved decision-making through robust engagement with global AIG employees ■ Continued development of key personnel to ensure robust succession plans for critical roles and invested in building a cohesive, collaborative and high performing group of our most impactful leaders ■ Through internal promotions and external hires, built the AIG Executive Leadership Team for the next era of AIG's future ■ Extended AIG's partnership with The R&A, such that AIG will remain the Title Sponsor of the AIG Women's Open through 2030, and increased the 2023 prize fund by over 20 percent to $9 million ■ Continued to improve AIG's industry recognition in diversity and sense of community; received multiple recognitions, including #35 on DiversityInc.'s Top 50 list

(1)   Net Premiums Written on a comparable basis reflects year-over-year comparison on a constant dollar basis adjusted for the International lag elimination, the sale of Crop Risk Services, inc. and the sale of Validus Re.

Peter Zaffino Individual Performance Score: 150%

Based on these accomplishments, the CMRC determined that Mr. Zaffino significantly exceeded his expected contributions to AIG in 2023. As a result, the CMRC recommended, and the Board approved, an Individual Performance Score for Mr. Zaffino of 150 percent, which, when combined with the Corporate quantitative Business Performance Score, resulted in 221 percent of target. His earned STI award was capped at 200 percent of target pursuant to our STI plan. As such, Mr. Zaffino received an STI payout of $9,000,000.

Target Short-Term Incentive Award **$4,500,000**		Business Performance Score *Corporate* **147%**		Individual Performance Score **150%**		Actual Short-Term Incentive Award **(200% of target) $9,000,000**

Sabra R. Purtill

Executive Vice President & Chief Financial Officer

Pillar and Goal Overview	Achievements

Financial

- Improve Adjusted ROCE* components on our path to achieving 10%+ Adjusted ROCE*
- Execute AIG's short and long-term capital management and liquidity strategy
- Optimize the balance sheet through cash management efficiencies

- Oversaw execution against AIG's 2023 Capital Plan returning over $4 billion to shareholders through $3 billion of share repurchases and $1 billion in common and preferred stock dividends, including a 12.5 percent increase to the Company's quarterly cash dividend, the first increase since 2016
- Improved AIG Parent company liquidity, finishing the year with $7.6 billion in liquidity, and reduced AIG's Total debt to capital ratio to 27.8 percent at December 31, 2023, a 500 basis point improvement over the prior year
- Continued to strengthen capitalization of insurance company subsidiaries
- Supported two special dividends to Corebridge shareholders and creation of Corebridge's first share repurchase program
- Executed on the strategy to improve Adjusted ROCE* through disciplined management of parent company expenses and improved net investment income yields

Strategic

- Progress on deconsolidation of Corebridge
- Promote best-in-class capabilities

- Progressed financial and operational separation of Corebridge to final stages
  — Supported the completion of (i) three secondary offerings in June, November and December of 2023, and (ii) two direct share repurchases by Corebridge, reducing AIG's ownership of Corebridge from 77.7 percent at year end 2022 to 52.2 percent at year end 2023
  — Drove continued transformation of Investments function with the (i) transfer to BlackRock of $135 billion of the investment portfolio, including $76 billion of Corebridge assets as of December 31, 2023, (ii) establishment of oversight and monitoring processes for third party investment managers, and (iii) advancement of the implementation of BlackRock's Aladdin platform
  — Supported achievement of Corebridge expense savings through continued execution of outsourcing activities
- Supported multiple strategic transactions, including the formation of Private Client Select as Managing General Agent, the sale of Crop Risk Services, Inc., the sale of Validus Re to RenaissanceRe and Corebridge's sale of Laya Healthcare to AXA for €650 million
- Promoted investment community confidence by engaging directly with shareholders and participating in numerous industry conferences
- Led engagement with rating agencies, resulting in positive rating actions from all four nationally recognized statistical rating agencies

Operational

- Progress operational excellence

- Successfully implemented operational improvements within Finance, Internal Audit, Treasury, Tax, Investments and Actuarial teams
- Eliminated International GI financial reporting lag for year-end 2022 financial reporting for U.S. GAAP and for first quarter 2023 for U.S. statutory accounting
- Successfully achieved financial close acceleration program through the implementation and integration of the global data warehouse, financial sub-ledger and reinsurance management platform
- Completed implementation of new Treasury management system, which resulted in greater streamlining of cash management processes
- Advanced Corebridge accounting, financial, and operational separation and supported multi-year project for new LDTI accounting principle

Pillar and Goal Overview	Achievements
Organizational ■ Enhance leadership development & communication ■ Attract and retain best-in-class workforce ■ Promote risk awareness and risk-management	■ Successfully integrated Investments and Internal Audit functions within the Finance organization ■ Conducted talent reviews and succession planning exercises focused on identifying emerging diverse talent for critical roles ■ Strengthened internal talent pipelines through movement of internal employees across existing and new roles ■ Continued focus on building risk culture across global Finance, in partnership with Risk Management, Internal Audit and Financial Controls ■ Participated in apprenticeship programs that lead to an increase in diverse hires

Sabra R. Purtill Individual Performance Score: 114%

Based on these accomplishments, the CMRC determined that Ms. Purtill's contributions to AIG in 2023 exceeded expectations. As a result, the CMRC approved an Individual Performance Score of 114 percent, which, when combined with the Corporate quantitative Business Performance Score, resulted in an STI payment of $2,850,000, representing 168 percent of target.

Target Short-Term Incentive Award **$1,700,000**		Business Performance Score *Corporate* **147%**		Individual Performance Score **114%**	=	Actual Short-Term Incentive Award **(168% of target) $2,850,000**

Kevin T. Hogan

President & Chief Executive Officer, Corebridge Financial, Inc.

Pillar and Goal Overview	Achievements

Financial

- Achieve Corebridge's 2023 financial performance goals
- Maintain strong balance sheet and capital management discipline

- Delivered strong 2023 financial results for Corebridge
  — Pre-Tax Income was $940 million; Adjusted Pre-Tax Operating Income* was $3.2 billion, an increase of $339 million year-over-year
  — Delivered RoAE of 10.7 percent; Improved Adjusted RoAE* by 90 basis points year-over-year
  — Achieved Operating Earnings* of $4.10 per share, exceeding consensus and target
- Oversaw proactive balance sheet management supportive of significant growth and capital management objectives
- Returned over $2.2 billion to Corebridge shareholders through $589 million in regular dividends, $1.1 billion in special dividends and $498 million of share repurchases
- Opportunistically paid off $1.25 billion of Corebridge's remaining outstanding $1.5 billion Delayed Draw Term Facility balance using proceeds from Corebridge senior note issuances, reducing interest expense
- Maintained strong Corebridge parent company liquidity, ending the year with $1.6 billion

Strategic

- Fully integrate best-in-class partnerships and third-party asset management capabilities

- Successfully completed outsourcing strategies, representing approximately $86 million in expense savings
- Completed integration of third-party asset managers (BlackRock and Blackstone Inc.) into Corebridge's Investments data environment
- Established relationships with key stakeholders, including investors, analysts, rating agencies and regulators

Operational

- Simplify Corebridge's operating model
- Deliver on Corebridge Forward, Corebridge's expense savings and modernization initiative

- Facilitated simplification of Corebridge's operating model via completed sale of Laya in October 2023 and entry into a definitive agreement to sell Corebridge's UK Life business
- Reorganized Corebridge operations, including Legal, Compliance and Regulatory and Enterprise Risk Management functions
- Oversaw substantial operational and physical separation from AIG and further implemented standalone infrastructure
- Executed or contracted for over 85 percent of targeted savings via Corebridge Forward
- Substantially progressed implementation of BlackRock's Aladdin platform within Investments

Organizational

- Promote culture of integrity and risk management
- Retain and attract leading and diverse talent

- Engaged employees through various internal events, including Corebridge's second annual Diversity, Equity, Inclusion and Belonging Month
- Recruited diverse, industry leading talent to executive and senior leadership roles throughout Corebridge
- Initiated company-wide, multi-year governance and controls projects with respect to financial controls, risk management and compliance functions

Kevin T. Hogan Individual Performance Score: 104%

Based on these accomplishments, the CMRC determined that Mr. Hogan delivered consistent high-quality performance in 2023. As a result, the CMRC approved an Individual Performance of 104 percent, which, when combined with the Corebridge quantitative Business Performance Score, resulted in an STI payment of $3,250,000, representing 144 percent of target.

Target Short-Term Incentive Award $2,250,000		Business Performance Score *Corebridge* 139%		Individual Performance Score 104%		Actual Short-Term Incentive Award (144% of target) $3,250,000

David McElroy

Executive Vice President & Chief Executive Officer, General Insurance

Pillar and Goal Overview	Achievements

Financial

- Achieve General Insurance's financial objectives

- Delivered strong financial results for General Insurance:
  — Improved General Insurance year-over-year Calendar Year Combined Ratio by 130 basis points to 90.6 percent; improved General Insurance AYCR, as adjusted* by 100 basis points to 87.7 percent
  — Global Commercial had a combined ratio of 87.1 percent, a 250 basis point improvement year-over-year; Global Commercial AYCR, as adjusted* was 83.3 percent, a 120 basis point improvement over 2022
  — Marked the third consecutive year of underwriting profit improvement, with $301 million improvement in 2023

Strategic

- Advance underwriting excellence
- Drive profitable growth
- Support AIG's net zero underwriting commitments

- Increased General Insurance NPW 5 percent year-over-year, or 7 percent year-over-year on a comparable basis[1], led by 5.4 percent growth in Global Commercial
- Drove margin expansion through prioritizing underwriting excellence and growth in high margin lines
- Drove growth within key business lines, including Lexington, Global Specialty, Retail Property, Programs and Glatfelter, with a continued focus on volatility management
- Developed guidelines and transition plans to further the Company's sustainability commitments in underwriting

Operational

- Support the implementation of AIG's Target Operating Model and simplification efforts
- Support the operational separation of Corebridge

- Progressed North America and Europe Standard Commercial Underwriting Platform programs
- Achieved significant milestones in AIG's ongoing digital transformation, including launch of myAIG Broker Portal, and data management initiatives globally
- Deployed target operating model for North America and International underwriting operations
- Served as senior leader on AIG's Joint Technology and Operations Steering Committee and liaison to key partners

Organizational

- Promote a culture rooted in AIG's Purpose and Values
- Advance AIG's inclusive workplace of the future

- Served as interim Chief Underwriting Officer, providing leadership across General Insurance and emphasizing a culture of underwriting excellence
- Enhanced investment in talent through focused succession planning and strengthening of internal talent pipelines for leadership positions
- Expanded training courses for underwriting professionals and increased the breadth of executive leadership development programs
- Increased representation of diverse hires across the business and enhanced support and direct sponsorship of Employee Resource Groups

(1) Net Premiums Written on a comparable basis reflects year-over-year comparison on a constant dollar basis adjusted for the International lag elimination, the sale of Crop Risk Services and the sale of Validus Re.

David McElroy Individual Performance Score: 113%

Based on these accomplishments, the CMRC determined that Mr. McElroy's contributions to AIG in 2023 exceeded expectations. As a result, the CMRC approved an Individual Performance Score of 113 percent, which, when combined with the General Insurance quantitative Business Performance Score, resulted in an STI payment of $4,250,000, representing 170 percent of target.

Target Short-Term Incentive Award **$2,500,000**  Business Performance Score *General Insurance* **150%**  Individual Performance Score **113%**  Actual Short-Term Incentive Award **(170% of target) $4,250,000**

Claude Wade

Executive Vice President, Chief Digital Officer and Global Head of Business Operations

Pillar and Goal Overview	Achievements
Financial ■ Achieve financial goals	■ Successfully completed Global Business Operations and IT target operating model during 2023, identifying $72 million of exit run-rate savings through organizational optimization efforts ■ Oversaw the reinvestment of savings capacity generated by target operating model into foundational digital capabilities, including the reimagined myAIG Broker Portal
Strategic ■ Promote best-in-class underwriting capabilities ■ Support separation and risk management activities	■ Developed cross-functional key performance indicators for underwriting operations ■ Launched foundational digital capabilities to enable streamlined underwriting and claims operations ■ Established internal advisory group for the governance and oversight of artificial intelligence within AIG ■ Launched first-ever generative AI initiative in AIG, the Underwriter Assist Pilot in North America Financial Lines, focused on driving growth and reducing cost ■ Completed all exit activities from North America data centers and oversaw related operational separation from Corebridge
Operational ■ Deliver operational excellence	■ Launched redesigned myAIG digital broker portal in North America enabling single sign-on and multi-factor authentication for users, creating a single front door for broker digital interactions ■ Supported modernization of operations in Japan ■ Delivered contractual productivity savings in connection with AIG's outsourcing partnerships ■ Delivered fully integrated global data warehouse in support of financial close acceleration program
Organizational ■ Promotes AIG's Purpose and Values ■ Attract and retain top talent ■ Advance AIG's inclusive workplace of the future	■ Implemented the Global Business Ops & IT Target Operating Model, focused on aligning the organization to be leaner and more effective ■ Established the Global Business Operations and IT engagement committee, focusing on communications, networking, volunteer opportunities and health and wellness within the team ■ Launched U.S. apprenticeship program within Underwriting, targeting community colleges to enhance workforce diversity ■ Focused on promoting inclusive representation across the organization by actively promoting opportunities and developing a robust pipeline of diverse talent

Claude Wade Individual Performance Score: 114%

Based on these accomplishments, the CMRC determined that Mr. Wade's contributions to AIG in 2023 exceeded expectations. As a result, the CMRC approved an Individual Performance Score of 114 percent, which, when combined with the Corporate quantitative Business Performance Score, resulted in an STI payment of $3,350,000, representing 168 percent of target.

Target Short-Term Incentive Award **$2,000,000**		Business Performance Score *Corporate* **147%**		Individual Performance Score **114%**	=	Actual Short-Term Incentive Award **(168% of target) $3,350,000**

Former Executive Officers

Shane Fitzsimons, Former Executive Vice President and Chief Financial Officer

The CMRC determined that Mr. Fitzsimons' critical contributions to several strategic initiatives in 2023 including the design of our target operating model and commencement of the implementation of BlackRock's Aladdin platform, exceeded expectations. As a result, the CMRC approved an Individual Performance Score of 136 percent, which, when combined with the Corporate quantitative Business Performance Score, resulted in an STI payment of $1,800,000, representing 200 percent of his pro-rated target.

Lucy Fato, Former Vice Chair

The CMRC determined that Ms. Fato's contributions in 2023 met expectations. As a result, the CMRC approved an Individual Performance Score of 100 percent, which, when combined with the Corporate quantitative Business Performance Score, resulted in an STI payment of $2,800,000, representing 147 percent of target.

2023 Long-Term Incentive Awards

At a Glance:

- Chairman & CEO's awards are 100 percent performance-based, consisting of PSUs (75 percent) and stock options (25 percent)
- Other named executives' awards are 75 percent performance-based, consisting of PSUs (50 percent) and stock options (25 percent), and 25 percent time-based in the form of RSUs
- Target annual award value is established annually and informed by market data
- PSU payouts are capped at 200 percent of target
- Awards are subject to AIG clawback policies (as applicable)

Changes for 2023:

- Chairman & CEO's awards are 100 percent performance-based
- AIG General Operating Expenses metric was added and metric weightings rebalanced
- Relative TSR weighting increased from 10 percent to 20 percent, and AXA S.A. added to the peer group
- Mr. Hogan's awards were granted in a combination of AIG and Corebridge stock-based awards

Annual LTI awards typically represent the largest percentage of a named executive’s annual target compensation opportunity and are granted in equity-based compensation (i.e., PSUs, stock options and RSUs) that reward long-term value creation, performance achievements and stock price appreciation. In considering awards to named executives, there are several design principles that the CMRC considers, including:

- **Providing a risk-balanced portfolio of incentive vehicles**
- **Aligning performance with AIG’s strategic direction and trajectory that are within management control**
- **Maintaining simplicity**

2023 Annual Long-Term Incentive Award Allocation(1)(2)


Performance Based
100%
25%
Chairman & CEO
75%
Stock Options
Align with shareholder interests by rewarding stock price appreciation and shareholder value creation
25%
Other Current NEOs
25%
50%
Performance Based
75%
Restricted Stock Units (RSUs)
Further align the financial interests of our executive leadership team with our shareholders while supporting retention
Performance Stock Units (PSUs)
Align with shareholder expectations and reward the achievement of sustained improvement in key industry indicators of overall profitability

Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*	+ AYCR, as adjusted*	+ AIG Parent General Operating Expenses	+ Relative TSR
Cumulative improvement over three-year period	Annual improvement over three-year period	Annual improvement over three year period	AIG TSR relative to a General Insurance peer group over three-years
30%	25%	25%	20%

(1) Reflects LTI award allocations to current named executives.

(2) In 2023, Mr. Hogan's awards consisted of 50 percent PSUs granted by AIG, and 25 percent each of stock options and RSUs granted by Corebridge.

We believe that this mix of PSUs, stock options and RSUs supports a high-performance culture and helps retain and attract key talent through competitive compensation opportunities that are consistent with market practice.

Summary of 2023 LTI Awards

Named Executive	2023 Target LTI Value	2023 Individual Modifier	2023 Target LTI Grant Value
Peter Zaffino	$14,000,000	100%	$14,000,000
Sabra R. Purtill[1]	$1,600,000	150%	$2,400,000
Kevin T. Hogan[2]	$4,000,000	100%	$4,000,000
David McElroy	$4,000,000	100%	$4,000,000
Claude Wade	$1,500,000	100%	$1,500,000
Former Executive Officers[3]			
Shane Fitzsimons	$3,400,000	100%	$3,400,000
Lucy Fato	$3,300,000	100%	$3,300,000

(1) Ms. Purtill's 2023 target LTI value reflects her role as Interim Chief Financial Officer. In recognition of her appointment as Interim Chief Financial Officer, the CMRC approved an LTI award modifier of 150 percent for Ms. Purtill. Following her appointment as Chief Financial Officer, the CMRC approved an additional award of RSUs with a value equal to $1.25 million and increased her target LTI award opportunity for 2024 to $2,900,000. See "—Executive Summary—Our Named Executives—Chief Financial Officer Transitions" for further details.

(2) Mr. Hogan's LTI awards consisted of 50 percent PSUs granted by AIG Parent and 25 percent each of stock options and RSUs granted by Corebridge.

(3) Mr. Lyons was not eligible to receive a 2023 LTI award.

In making the LTI awards, the CMRC approved target dollar amounts that are converted into PSUs, RSUs and stock options. The number of PSUs and RSUs constituting an annual grant is based on the average closing price of AIG Parent common stock (or Corebridge common stock for Mr. Hogan's RSUs) over the five trading days preceding the grant date, rounded down to the nearest whole unit. The number of stock options is based on the grant date fair value of a stock option to purchase a share of AIG Parent common stock (or Corebridge common stock in the case of Mr. Hogan).

2023 Annual Performance Awards

Performance Share Units

The 2023 PSU awards can be earned based on achievement of performance over a period of three years from January 1, 2023 through December 31, 2025. The Chairman and CEO and Mr. Fitzsimons each received 75 percent of their LTI awards in the form of PSUs. Other current named executives received 50 percent of their LTI awards in the form of PSUs. The performance metrics that apply to 2023 PSU awards incentivize delivering long-term profitable growth for our shareholders through a culture of underwriting and operational excellence.



Cumulative Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share* **30%**	**+**	AIG Parent General Operating Expenses **25%**	**+**	Accident Year Combined Ratio, as adjusted* **25%**	**+**	Relative Total Shareholder Return **20%**

Metric	Target	Why It Matters to AIG
Cumulative Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*	Achievement of three-year Cumulative Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*, adjusted for the following: ■ Relative to baseline expectations: — Alternative investment returns — Fair value changes on fixed maturity securities — CAT losses, net of reinsurance — Return on business transactions ■ Annual actuarial assumption update for Life and Retirement ■ COVID-19 mortality impact for Life and Retirement ■ Prior year loss reserve development, net of reinsurance and premium adjustments	**Measures our success in creating long-term profitable growth for shareholders**
AIG Parent General Operating Expenses	Goals assess continued progress in expense rationalization, with consecutive annual improvement to incentivize continued improvement over the three-year performance period	**Measures our success in rationalizing our expense base as part of an effective Corebridge separation and organizational simplification**
Accident Year Combined Ratio, as adjusted*	Goals assess maintaining sub-90 percent AYCR, as adjusted*, with consecutive average annual improvement to incentivize continued improvement over the three-year performance period	**Measures our underwriting excellence related to our underlying risk selection, expense discipline and profitability**
Relative TSR	Cumulative TSR delivered during the three-year performance period ending December 31, 2025 relative to a group of AIG Property & Casualty peers**	**Measures our relative success in delivering market competitive returns to shareholders**

**   TSR calculated in local currency based on (i) the average stock prices for the month preceding the performance period; and (ii) the average stock prices for the final month of the performance period. Relative TSR peers comprised of AXA, Chubb, CNA Financial, The Hartford, Markel, Tokio Marine, Travelers and W. R. Berkley.

Actual performance relative to the goals approved by the CMRC in 2023 will be disclosed in 2026, following the CMRC's assessment of performance metrics attainment. PSUs accrue dividend equivalent rights in the form of cash, which are calculated based on the number of PSUs that performance vest and are paid when the underlying PSUs vest.

Stock Options

Named executives' 2023 stock option awards become exercisable in equal installments on the first, second and third anniversaries of the date of grant, subject to continued service through each vesting date. All stock options are granted with an exercise price equal to the closing price of the underlying shares on the grant date and are subject to a ten-year term. We view stock options as performance-based compensation since stock options will only result in a gain to the executive if the stock price appreciates after the grant date.

Mr. Hogan's 2023 options were granted with respect to shares of Corebridge.

Restricted Stock Units

The Chairman & CEO no longer receives any of his annual LTI award in the form of RSUs. Other current named executives continue to receive 25 percent of their LTI award in the form of RSUs which will vest in equal installments on the first, second and third anniversaries of the date of grant, subject to continued service through each vesting date. RSU awards to named executives other than Mr. Hogan will be settled in AIG Parent common stock. Mr. Hogan's RSU award will be settled in shares of Corebridge common stock. RSUs accrue dividend equivalent rights in the form of cash that is paid if and when the underlying RSUs vest.

In connection with her appointment as Chief Financial Officer, Ms. Purtill received an additional award of RSUs with a value equal to $1.25 million, which will vest in three equal tranches on the first, second and third anniversaries of the grant date.

Assessment of 2021 Performance Share Units

The three-year performance period for the 2021 PSUs ended on December 31, 2023. These awards were subject to three performance metrics, including a relative TSR modifier:

Relative Tangible Book Value Per Common Share (TBVPS)* 67%		Separation of Life and Retirement 33%

Relative TSR (Modifier) (+/- 25%)

Relative Tangible Book Value Per Common Share* - Payout vs Rank



- ■ Relative Tangible Book Value Per Common Share* measured against separate General Insurance and Life and Retirement peer groups, with each group assessed over three one-year periods and a combined three-year performance period
  - — Results are based on a weighted average of 60 percent for the General Insurance peer group and 40 percent for the Life and Retirement peer group

Relative TBVPS* Peer Groups

General Insurance	Life and Retirement	Composite Insurers
1. Chubb Limited	1. Brighthouse Financial, Inc.	1. Allianz SE
2. CNA Financial Corporation	2. Lincoln National Corporation	2. AXA S.A.
3. The Hartford Financial Services Group, Inc.	3. MetLife, Inc.	3. Munich Re Group
4. Markel Corporation	4. Principal Financial Group, Inc.	4. Swiss Re Ltd
5. Tokio Marine Holdings, Inc.	5. Prudential Financial, Inc.	5. Zurich Insurance Group Ltd.
6. The Travelers Companies, Inc.	6. Prudential plc	
7. W.R. Berkley Corporation	7. Voya Financial, Inc.	

Relative TSR Peer Group

  - — Final score reflects three-year performance, but not less than the average annual performance scores
  - — If three-year growth is ranked below threshold (7th place) for both business units, final payout is capped at 75 percent
- ■ Separation of Life & Retirement
  - — Quantitative goals related to the disposition of defined ownership stakes in Life and Retirement combined with considerations related to AIG's financial leverage ratio
- ■ Total Shareholder Return relative to a single peer group comprising 19 companies from the date of grant through December 31, 2023
  - — A modifier is applied if AIG ranks in the top quartile (+25 percent) or in the bottom quartile (-25 percent)

In the first quarter of 2024, the CMRC assessed performance over the three-year performance period and certified the results as set forth below in the following table. In addition, the CMRC determined that our Relative TSR over the performance period ranked in the top quartile of our peers, resulting in a +25 percent performance adjustment.

Relative Tangible BVPS* (67%)

Performance Goal (% Payout)				Actual Performance			Earned Performance (% Payout)			
Threshold (50%)	Target (100%)	Stretch (150%)	Maximum (200%)	FY'21A	FY'22A	FY'23A	FY'21A	FY'22A	FY'23A	**Payout (Weighted)**
7th place	4th or 5th place	3rd place	1st place	General Insurance: 5th place (100%) L&R: 2nd place (175%)	General Insurance: 2nd place (175%) L&R: 3rd place (150%)	General Insurance: 2nd place (175%) L&R: 2nd place (175%)	130%	165%	175%	**168%**

Separation of Life and Retirement (33%)

Performance Goals (% Payout)	Actual Performance
Threshold (50%): Completion of all requirements leading up to a disposition of up to 19.9% of Life and Retirement other than regulatory filings. Implementation of Life & Retirement's standalone capital structure	✓ All necessary steps to execute a disposal complete ✓ By December 31, 2023, AIG had disposed of 47.8% of Life and Retirement generating gross proceeds of $3.2 billion for AIG shareholders in 2023
Target (100%): Same as Threshold plus completion of up to a 19.9% sale of Life & Retirement and restructuring of AIG's financial debt to achieve post-separation target financial leverage	✓ AIG's financial debt successfully restructured with financial leverage on December 31, 2023 of 27.8 percent which is in line with post-separation target
Stretch (150%): Same as Target plus substantially completed operational separation plan	✓ Advanced to the final stages of operational separation
Maximum (200%): Disposition of greater than 50% of Life & Retirement with the business being fully operational on a standalone basis	× Not achieved by December 31, 2023
Earned Performance (% Payout): 150%	

Relative Total Shareholder Return (+/- 25 percent modifier)

AIG achieved TSR of 85.8 percent over the three-year period[(1)], ranking in the top quartile relative to peers. This results in a positive 25 percent modifier applied to the earned payout.



Relative TBVPS* (Weighted 67%) **168%** + **Separation of Life & Retirement** (Weighted 33%) **150%** = **Outcome of 2021 Performance Metrics 162%**

Three-Year Relative TSR Modifier

x 25% modifier applied to the outcome of the 2021 performance metrics based on AIG's TSR top quartile rank among the TSR peer group = **x 25%**

=

Final PSU Performance Payout[(2)] **200%**

(1) As reported share prices are adjusted for regular and special dividends paid over the performance period as well as any stock splits and spin-offs. Beginning dividend-adjusted share prices are measured using the average of December 2020 closing prices. Ending dividend adjusted share prices are measured using the average of December 2023 closing prices.

(2) PSU payout capped at 200 percent of target.

Indirect Elements of Compensation

We provide named executives with a limited number of benefits and perquisites. These programs are generally aligned with those available to our other employees.

Welfare and Insurance Benefits

Named executives generally participate in the same broad-based health, life and disability benefit programs as other employees.

Retirement Benefits

We provide retirement benefits to eligible employees. The only plan in which named executives actively participate is a tax-qualified 401(k) plan. All participants, including named executives, receive Company contributions in the form of a match equal to 100 percent of the first six percent of their eligible compensation up to the Internal Revenue Code (IRC) compensation limit, which in 2023 was $330,000. In accordance with this limit, each named executive received matching contributions of up to $19,800 in 2023. We also provide a contribution of three percent of eligible compensation to all employees eligible to participate in the 401(k) plan, in addition to the six percent matching contribution, subject to IRC limits.

Perquisites

We provide limited perquisites to employees, including named executives, to facilitate the performance of their management responsibilities. These perquisites include the use of Company pool cars and drivers for commuting purposes and legal and financial planning services. In addition, starting in 2023, the Chairman & CEO receives an annual executive medical assessment.

We maintain certain security measures for the Chairman & CEO pursuant to our corporate security policy. Under the policy, the CMRC requires the use of corporate aircraft and other Company-provided transportation by our Chairman & CEO for business and personal travel, with an allowance of up to $195,000 per year for personal flights taken on the corporate aircraft. Any use for personal travel beyond the allowance must be reimbursed to the Company. We do not provide any excise tax payments, reimbursements or "gross ups" in connection with the Chairman & CEO's personal use of corporate aircraft. Use of the corporate aircraft by other senior executives for personal travel is generally prohibited, however, exceptions may be made in certain circumstances, such as medical emergencies.

Termination Practices and Policies

In line with market practice among our peers, we maintain the Executive Severance Plan (ESP) for the benefit of named executives to offer competitive total compensation packages, help ensure retention and enable us to obtain a release of employment-related claims. In addition, we have entered into an employment agreement with the Chairman & CEO which provides for severance payments and benefits payable to him upon a qualifying termination of employment. Mr. Zaffino is not a participant in the ESP.

See "2023 Executive Compensation—Potential Payments on Termination" for more information on our termination benefits and policies, including a description of the potential severance payments and benefits payable to Mr. Zaffino under his employment agreement.

2024 Compensation Program Design and Decisions

The CMRC approved our 2024 STI and LTI programs during the first quarter of 2024.

2024 Short-Term Incentive Program Structure

The design of the 2024 STI program is simplified to reflect a single consolidated Company Performance scorecard that will be applied to all current named executives in 2024, replacing the business unit specific scorecards assigned to current named executives in 2023. Other features of the STI program design remain the same as 2023. STI awards for our named executives in 2024 will continue to be based on a combination of the empirical and quantitative business results and individual performance.

The Company Performance Score will be based on four equally weighted metrics (25 percent each):

- AYCR, as adjusted*
- Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*
- Adjusted ROCE*
- Achievement of AIG Parent Exit Run-Rate General Operating Expenses* targets.

2024 Long-Term Incentive Program Structure

The 2024 LTI award granted to Mr. Zaffino is comprised of 75 percent PSUs and 25 percent stock options. The LTI grants for our other current named executives are comprised of a mix of 50 percent PSUs, 25 percent RSUs and 25 percent stock options. Mr. Hogan's LTI grant is comprised of Corebridge equity in the form of 50 percent RSUs and 50 percent stock options.

The stock options and RSUs issued to our named executives in connection with our 2024 LTI program will vest ratably in thirds on the first, second and third anniversaries of the grant date, subject to each named executive's continued service through each vesting date.

The PSUs issued to our named executives in connection with our 2024 LTI program continue to be subject to a three-year time horizon, with cliff vesting on January 1, 2027, and will be earned based on performance on four equally weighted metrics (25 percent each) over the three-year performance period:

- AYCR, as adjusted* measured annually against goals that represent sustained combined ratio strength year-over-year during the three-year plan period while driving profitable growth

- Achievement of AIG Parent Exit Run-Rate General Operating Expenses* targets

- Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share* growth calculated as a consecutive annual improvement each year in the performance period

- TSR over the three-year performance period relative to a General Insurance peer group.

All of these metrics include clearly defined goals associated with the achievement of "threshold," "target," "stretch," and "maximum" and are aligned to our strategic objectives.

Managing Compensation Risk

We remain committed to continually evaluating and enhancing our risk management control environment, risk management processes and ERM functions. our compensation practices are essential parts of our approach to risk management and the CMRC regularly monitors our compensation programs to ensure they align with sound risk management principles.

- **Annual risk review**
- **Clawback policies**
- **Stock ownership requirements**
- **Anti-hedging and pledging policy**

Compensation Risk Review

In September 2023, the CMRC considered the annual risk review findings with the Chief Risk Officer to ensure compensation plans appropriately balance risk and reward. As recommended by the Chief Risk Officer, the CMRC continued to focus its review on incentive-based compensation plans, which totaled 83 active non-salary plans for performance year 2022.

All incentive plans with payouts to active employees rated as low residual risk

ERM conducts an annual risk assessment of our incentive plans and assigns a rating of low, medium or high risk to each plan that considers certain objectives and criteria, including:

- Whether the design of the plan may encourage excessive or unnecessary risk-taking

- Whether the plan has appropriate safeguards in place to discourage fraudulent behavior

- Whether the plan incorporates appropriate risk mitigants, including deferrals, clawback conditions and capped payouts to reduce risk

- Whether incentive awards are based on pre-established performance goals, including risk-adjusted metrics

ERM's 2023 assessment included all active incentive sales plans across General Insurance and Corebridge and concluded that the plans were balanced and did not promote excessive risk-taking. All plans with payouts to active employees were rated as "low" risk.

Clawback Policies

During 2023, the CMRC approved a new Financial Restatement Clawback Policy that is fully compliant with SEC and NYSE requirements and resolved that it remained appropriate to also maintain the existing Clawback Policy, which affords protections beyond those required by the SEC, with minor amendments as indicated in the table below.

The intent of these policies is to encourage sound risk management and individual accountability with respect to potentially risky behavior or misconduct, in accordance with our compensation principles of paying for performance and aligning the interests of our executives and employees with those of our shareholders.

Financial Restatement Clawback Policy (approved in 2023)

Covered Employees	▪ Current and former Section 16 officers
Covered Compensation	▪ Incentive-based compensation awarded on the basis of financial reporting measures, including stock price and TSR, received during the three fiscal years preceding that AIG determined (or reasonably should have determined) that a restatement is necessary
Triggering Events	▪ Any financial restatement defined within the policy as "Big R" or "little r"
CMRC Authority	▪ Administering the policy ▪ Approving the amounts to be recovered

A full copy of the Financial Restatement Clawback Policy is included in our Annual Report on Form 10-K for the year ended December 31, 2023. No clawback-related actions pursuant to the Financial Restatement Clawback Policy were required in 2023.

Clawback Policy (amended in 2023)

Covered Employees	▪ Current and former executive officers (clarified to include former officers in 2023) ▪ All LTI recipients ▪ Any other employee at Grade 27 and above, as determined by the CMRC
Covered Compensation	▪ Generally, includes any bonus, equity or equity-based award, or any other incentive compensation granted since 2013, including time-based awards ▪ Compensation paid, and awards granted, while a covered employee
Triggering Events	▪ Material financial restatement ▪ Award or receipt of covered compensation based on materially inaccurate financial statements or performance metrics that are materially inaccurately determined ▪ Failure of risk management, including a supervisory role or material violation of AIG's risk policies ▪ An action or omission that results in material financial or reputational harm to AIG ▪ Material failure to abide by any restrictive covenant agreement
CMRC Authority	▪ Determining whether a triggering event has occurred ▪ Determining whether recovery would cause a tax-qualified retirement plan to fail to meet requirements of the Internal Revenue Code, noting that in such instances recovery will be limited ▪ Ability to require forfeiture or repayment of all or any portion of any unpaid covered compensation or covered compensation paid in the 12 months preceding the triggering event — The 12-month time horizon will be extended to a longer period if required by any applicable statute or regulation

No clawback-related actions pursuant to the Clawback Policy were required in 2023 based on a review of material risk events as part of the annual risk review process.

Stock Ownership Guidelines

The CMRC oversees the implementation of stock ownership guidelines that apply to the Chief Executive Officer and other executive officers, to further align their interests with those of shareholders and to provide a meaningful personal interest in sustainable value creation.

Ownership Threshold	■ Chief Executive Officer: five times base salary ■ Other Executive Officers: three times base salary
Counted Equity Interests	■ Stock owned outright by the officer or the officer's spouse ■ Stock-based awards that have vested but have not been delivered
Until Ownership Threshold is Reached	■ Retention of 50 percent of the shares of AIG Parent common stock received upon the exercise, vesting or payment of equity-based awards granted by AIG until ownership threshold level achieved
Post-Employment Requirement	■ Executive officers must continue to comply with the stock ownership guidelines, including the applicable retention requirements for six months after they cease to be an executive officer

All named executives are in compliance with our stock ownership guidelines.

Anti-Hedging and Anti-Pledging Policies

Our Code of Conduct and Insider Trading Policy prohibit all employees, including the named executives, from engaging in hedging transactions with respect to any AIG securities, including by trading in any derivative security relating to AIG's securities. In particular, other than pursuant to a Company compensation or benefit plan or dividend distribution, no employee may acquire, write or otherwise enter into an instrument that has a value determined by reference to AIG securities, whether or not the instrument is issued by AIG. Examples include put and call options, forward contracts, collars and equity swaps relating to AIG securities. In addition, our Insider Trading Policy prohibits executive officers and directors from pledging AIG securities. None of our executive officers or directors have pledged any AIG securities.

Additional Information

Use of Non-GAAP Financial Metrics

Certain performance metrics and their associated goals used in incentive plans in which our named executives participate are "non-GAAP financial measures" under SEC rules. Appendix A explains how these measures are calculated from our audited financial statements.

Tax and Accounting Considerations

The CMRC sets named executive compensation in accordance with our compensation philosophy and continues to believe that retaining, attracting and motivating our employees with a compensation program that supports long-term value creation is in the best interests of our shareholders. In reaching decisions on executive compensation, the CMRC considers the tax and accounting consequences, including that compensation in excess of $1 million paid to covered executive officers in calendar year 2023 generally will not be deductible for federal income tax purposes under Section 162(m) of the Internal Revenue Code of 1986.

Compensation and Management Resources Committee Report

The CMRC has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on that review and discussion, the CMRC recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Form 10-K.

Compensation and Management Resources Committee

Linda A. Mills, Chair
Diana M. Murphy
John G. Rice

2023 Executive Compensation

2023 Summary Compensation Table

Name and Principal Position as of December 31, 2023	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value ($)[3]	All Other Compensation ($)[4]	Total ($)
Peter Zaffino Chairman & Chief Executive Officer	2023	1,500,000	—	10,359,302	3,499,989	9,000,000	—	258,645	24,617,936
	2022	1,571,923	—	62,422,889	3,224,990	7,830,000	—	264,397	75,314,199
	2021	1,482,693	—	9,379,956	2,874,994	8,000,000	—	167,577	21,905,220
Sabra R. Purtill[5] Executive Vice President & Chief Financial Officer	2023	975,000	125,000 [6]	3,063,217	599,990	2,850,000	—	45,367	7,658,574
Kevin T. Hogan Chief Executive Officer, Corebridge Financial, Inc.	2023	1,250,000	—	2,927,993	999,997	3,250,000	131,915	72,192	8,632,097
	2022	1,250,000	—	5,141,177	—	2,400,000	—	90,420	8,881,597
	2021	1,250,000	—	3,262,558	999,999	2,407,500	—	85,188	8,005,245
David McElroy Executive Vice President & Chairman, General Insurance	2023	1,000,000	—	2,941,641	999,999	4,250,000	—	33,213	9,224,853
	2022	1,000,000	875,000	3,106,507	999,996	3,250,000	—	68,619	9,300,122
	2021	1,000,000	875,000	3,568,446	1,093,739	4,750,000	—	62,717	11,349,902
Claude Wade[5] Executive Vice President & Chief Digital Officer and Global Head of Business Operations	2023	1,000,000	1,793,000 [6]	1,103,095	374,994	3,350,000	—	86,772	7,707,861
Former Executive Officers									
Shane Fitzsimons[7] Former Executive Vice President & Chief Financial Officer	2023	500,000	—	2,515,801	849,986	1,800,000	—	5,464,476	11,130,263
	2022	1,000,000	500,000	2,174,514	699,997	3,000,000	—	189,106	7,563,617
Mark D. Lyons Former Executive Vice President & Interim Chief Financial Officer	2023	96,154	—	—	—	—	—	3,794,573	3,890,727
	2022	1,000,000	—	5,614,780	824,984	—	—	62,723	7,502,487
	2021	1,000,000	—	3,364,565	1,031,250	3,300,000	—	61,373	8,757,188
Lucy Fato Former Vice Chair	2023	1,000,000	—	2,426,863	2,158,165	2,800,000	—	46,371	8,431,399
	2022	1,000,000	—	5,614,780	824,984	3,100,000	—	63,536	10,603,300
	2021	1,000,000	—	3,364,565	1,031,250	3,300,000	—	66,089	8,761,904

Footnotes to 2023 Summary Compensation Table

(1) *2023 Stock and Option Awards*. These columns represent the grant date fair values of (i) the 2023 PSUs based on target performance, which was the probable outcome of the performance conditions; (ii) the 2023 RSUs granted to certain named executives, including 2023 promotion RSUs granted to Ms. Purtill in connection with her appointment as permanent Chief Financial Officer; and (iii) the 2023 stock options, each as further described under "Compensation Discussion and Analysis—2023 Compensation Decisions and Outcomes—2023 Long-Term Incentive Awards" and determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718, excluding the effect of estimated forfeitures. Ms. Fato's 2023 stock options also include the incremental fair value remeasurement of outstanding options modified to provide an extension to the exercise period from three years to the remaining original contractual term of such options, pursuant to her Transition Agreement. The amount shown for the awards granted by AIG in 2023 was calculated using the assumptions described in Note 19 to the Consolidated Financial Statements included in AIG's Annual Report on Form 10-K for the year ended December 31, 2023. The following table presents the grant date fair value of the 2023 PSUs at target and maximum levels of performance:

Name	2023 PSUs Target ($)	2023 PSUs Maximum ($)
Peter Zaffino	10,359,302	20,718,605
Sabra Purtill	1,183,895	2,367,790
Kevin T. Hogan	1,973,162	3,946,307
David McElroy	1,973,162	3,946,307
Claude Wade	739,937	1,479,858
Former Executive Officers		
Shane Fitzsimons	2,515,801	5,031,586
Mark D. Lyons	—	—
Lucy Fato	1,627,869	3,255,722

All awards represented in the "Stock Awards" and "Option Awards" columns are subject to clawback under AIG's clawback policies.

(2) *2023 Non-Equity Incentive Plan Compensation*. The amounts in this column represent the awards earned under the STI plan for 2023 performance as determined by the CMRC in the first quarter of 2024. See "Compensation Discussion and Analysis—2023 Compensation Decisions and Outcomes—2023 Short-Term Incentive Awards" for further information.

All awards represented in the "Non-Equity Incentive Plan Compensation" column are subject to AIG's clawback policies.

(3) The amounts in this column represent the total change of the actuarial present value of the accumulated benefit, including any payments made during the year, under AIG's defined benefit (pension) plans, including the Qualified Retirement Plan and the Non-Qualified Retirement Plan, as applicable. Negative changes in pension value are indicated as zero. These plans are described in "—Post-Employment Compensation—Pension Benefits."

(4) (a) *Perquisites*. This column includes the aggregate incremental costs of perquisites and benefits. The following table details the aggregate incremental cost to the Company of perquisites received by each named executive in 2023.

Perquisites

Name	Personal Use of Company Pool Cars ($)[i]	Personal Use of Aircraft ($)[ii]	Financial Planning Services ($)[iii]	Other ($)[iv]	Total ($)
Peter Zaffino	6,432	79,182	15,500	127,530	228,644
Sabra R. Purtill	3,410	—	5,223	—	8,633
Kevin T. Hogan	14,634	—	—	27,585	42,219
David McElroy	3,213	—	—	—	3,213
Claude Wade	41,484	—	15,288	—	56,772
Former Executive Officers					
Shane Fitzsimons	—	21,856	15,500	35,489	72,845
Mark D. Lyons	—	—	—	—	—
Lucy Fato	871	—	15,500	—	16,371

(i) Amounts in this column include the incremental costs of driver overtime compensation, fuel and maintenance attributable to use of Company pool cars for commuting purposes.

(ii) The CMRC requires personal use of corporate aircraft for Mr. Zaffino and has approved an allowance for Mr. Zaffino of up to $195,000 per calendar year. Amounts in this column include personal use by Mr. Zaffino and his spouse of corporate aircraft, calculated based on the aggregate incremental cost of the travel to the Company. For use of corporate aircraft, aggregate incremental cost is calculated based on the direct operating cost of the aircraft, including fuel, maintenance, airport fees and assessments, crew expenses and in-flight supplies and catering, as applicable. If an aircraft traveled empty before picking up or after dropping off Mr. Zaffino and in some cases his spouse in connection with personal travel, the cost associated with this "deadhead" segment would be included in the incremental cost attributable to overall travel. For use of corporate aircraft owned by a third-party vendor, aggregate incremental cost is calculated based on the cost-per-flight-hour charged by the vendor as well as costs of fuel, taxes, crew expenses and airport fees and assessments, as applicable. For Mr. Fitzsimons, the amount represents the aggregate incremental cost of an emergency medical evacuation. For further information, see "Compensation Discussion and Analysis—2023 Compensation Decisions and Outcomes—Indirect Elements of Compensation—Perquisites."

(iii) Amounts in this column reflect the value of financial planning services made available to our named executives.

(iv) Amounts in this column reflect (1) for Mr. Zaffino, residential security ($123,530) and annual executive medical ($4,000), (2) for Mr. Hogan, the cost of tax preparation services related to a prior international assignment, and (3) for Mr. Fitzsimons, the cost of tax preparation services related to his relocation and international business travel.

(b) Other Benefits. This column also includes matching contributions and non-elective Company contributions made by AIG and/or Corebridge under their 401(k) plans in the amount of $29,700 for each of the named executives, other than Ms. Purtill who received $25,823 under the AIG plan and $10,615 under the Corebridge plan, and Mr. Lyons who received $11,846 in 2023.

All named executives are covered under the AIG Basic Group Life Insurance Plan. This column also includes life insurance premiums paid for the benefit of the named executives.

We maintain a policy of directors' and officers' liability insurance for the directors and officers. The premium for this policy for the policy year ended September 22, 2023 was approximately $17.2 million and for the policy year ending September 22, 2024 is approximately $11.1 million.

(c) For Mr. Fitzsimons, the amount in this column also includes his severance payment in the amount of $5,256,000 and $105,769 for unused paid time off. For Mr. Lyons, the amount in this column also includes the first half of his settlement payment of $3,750,000 in connection with his separation from AIG and $32,692 for unused paid time off.

(5)   Ms. Purtill and Mr. Wade were not named executive officers prior to 2023.

(6)   For Ms. Purtill, this represents a leadership continuity award, which was granted in July 2021 and vested and paid in July 2023. For Mr. Wade, this represents a buy-out of equity foregone from his prior employer.

(7)   Mr. Fitzsimons was not a named executive officer prior to 2022.

2023 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentives Plan Awards (# of AIG Shares or Units)[2] Threshold (PSUs)	Target (PSUs)	Maximum (PSUs)	All Other Stock Awards (# of AIG Shares or Units)[3]	All Other Option Awards (# of Securities Underlying Options)[4]	Exercise or Base Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Equity Awards ($)[5]
Peter Zaffino											
2023 STI	02/21/23	—	4,500,000	9,000,000	—	—	—	—	—	—	—
2023 PSUs	02/21/23	—	—	—	85,144	170,288	340,576	—	—	—	10,359,302
2023 Options	02/21/23	—	—	—	—	—	—	—	232,403	59.72	3,499,989
Sabra Purtill											
2023 STI	02/21/23	—	1,700,000	3,400,000	—	—	—	—	—	—	—
2023 PSUs	02/21/23	—	—	—	9,730	19,461	38,922	—	—	—	1,183,895
2023 RSUs	02/21/23	—	—	—	—	—	—	9,730	—	—	581,076
Promotion RSUs[6]	06/19/23	—	—	—	—	—	—	22,657	—	—	1,298,246
2023 Options	02/21/23	—	—	—	—	—	—	—	39,840	59.72	599,990
Kevin T. Hogan											
2023 STI	02/21/23	—	2,250,000	4,500,000	—	—	—	—	—	—	—
2023 AIG PSUs	02/21/23	—	—	—	16,217	32,435	64,870	—	—	—	1,973,162
2023 CRBG RSUs[7]	02/21/23	—	—	—	—	—	—	47,036	—	—	954,831
2023 CRBG Options[7]	02/21/23	—	—	—	—	—	—	—	162,074	20.30	999,997
David McElroy											
2023 STI	02/21/23	—	2,500,000	5,000,000	—	—	—	—	—	—	—
2023 PSUs	02/21/23	—	—	—	16,217	32,435	64,870	—	—	—	1,973,162
2023 RSUs	02/21/23	—	—	—	—	—	—	16,217	—	—	968,479
2023 Options	02/21/23	—	—	—	—	—	—	—	66,401	59.72	999,999
Claude Wade											
2023 STI	02/21/23	—	2,000,000	4,000,000	—	—	—	—	—	—	—
2023 PSUs	02/21/23	—	—	—	6,081	12,163	24,326	—	—	—	739,937
2023 RSUs	02/21/23	—	—	—	—	—	—	6,081	—	—	363,157
2023 Options	02/21/23	—	—	—	—	—	—	—	24,900	59.72	374,994
Former Executive Officers[8]											
Shane Fitzsimons											
2023 STI	02/21/23	—	900,000	1,800,000	—	—	—	—	—	—	—
2023 PSUs	02/21/23	—	—	—	20,677	41,355	82,710	—	—	—	2,515,801
2023 Options	02/21/23	—	—	—	—	—	—	—	56,440	59.72	849,986
Lucy Fato											
2023 STI	02/21/23	—	1,900,000	3,800,000	—	—	—	—	—	—	—
2023 PSUs	02/21/23	—	—	—	13,379	26,759	53,518	—	—	—	1,627,869
2023 RSUs	02/21/23	—	—	—	—	—	—	13,379	—	—	798,994
2023 Options	02/21/23	—	—	—	—	—	—	—	54,780	59.72	824,987
2023 Options[9]	09/01/23	—	—	—	—	—	—	—	—	—	1,333,178

(1)   Amounts shown reflect the range of possible cash payouts under the STI plan for 2023 performance. Actual amounts earned, as determined by the CMRC (and, in the case of the award granted to Mr. Zaffino, as approved by the Board) in the first quarter of 2024, are reflected in the 2023 Summary Compensation Table under Non-Equity Incentive Plan Compensation. For more information on the 2023 STI awards, including the applicable performance metrics, please see "Compensation Discussion and Analysis—2023 Compensation Decisions and Outcomes—2023 Short-Term Incentive Awards."

(2) Amounts shown reflect the potential range of 2023 PSUs that were granted and may be earned under the LTI plan. Actual amounts earned are based on achieving pre-established goals across four financial objectives over the 2023-2025 performance period. Results will be certified by the CMRC in the first quarter of 2026. For more information on the 2023 PSUs, including the applicable performance metrics, please see "Compensation Discussion and Analysis—2023 Compensation Decisions and Outcomes—2023 Long-Term Incentive Awards." Holders of 2023 PSUs are also entitled to dividend equivalent rights beginning with the first dividend record date following the 2023 PSU grant date, which are subject to the same vesting and performance conditions as the related 2023 PSUs and are paid in cash if and when such related earned shares of AIG Parent common stock are delivered.

(3) Amounts shown reflect the grant of 2023 RSUs made under the LTI plan and to Ms. Purtill in connection with her appointment as permanent Chief Financial Officer, except for Mr. Hogan whose 2023 RSUs were issued under the long-term incentive plan of Corebridge, to be settled in Corebridge common stock. For more information on these awards, please see "Compensation Discussion and Analysis—2023 Compensation Decisions and Outcomes—2023 Long-Term Incentive Awards." Holders of 2023 RSUs and special RSUs are also entitled to dividend equivalent rights in the form of cash beginning with the first dividend record date following the applicable grant date, which cash amount is subject to the same vesting conditions as the related RSUs and is paid if and when such related shares are delivered.

(4) Amounts shown reflect the grant of 2023 stock options made under the LTI plan, except for Kevin T. Hogan whose 2023 options were issued under the Corebridge LTI plan to be settled in Corebridge common stock. For more information on these awards, please see "Compensation Discussion and Analysis—2023 Compensation Decisions and Outcomes—2023 Long-Term Incentive Awards" and Note 21 to the Consolidated Financial Statements in AIG's Annual Report on Form 10-K for the year ended December 31, 2023. Stock options granted in 2023 have an exercise price equal to the closing price of the underlying shares of AIG Parent common stock on the NYSE on the date of grant.

(5) Amounts shown represent the grant date fair value of the awards determined in accordance with FASB ASC Topic 718 using the valuation methods and assumptions presented in Note 21 to the Consolidated Financial Statements in AIG's Annual Report on Form 10-K for the year ended December 31, 2023.

(6) Amount represents an additional award granted to Ms. Purtill in connection with her appointment as Chief Financial Officer. See "Compensation Discussion and Analysis—2023 Compensation Decisions and Outcomes—2023 Long-Term Incentive Awards—2023 Annual Performance Awards—Restricted Stock Units" for further details on this award.

(7) Mr. Hogan also received 2023 RSUs and 2023 options issued under the Corebridge LTI plan to be settled in Corebridge common stock. The vesting terms of the Corebridge awards are similar to those issued under the AIG LTI plan. For further details see the "Compensation Discussion and Analysis—2023 Compensation Decision and Outcome—2023 Long-Term Incentive Awards."

(8) Mr. Lyons did not receive any awards in 2023.

(9) Outstanding and unexercised options granted to Ms. Fato in 2018-2023 were modified on September 1, 2023, pursuant to her Transition Agreement. The amount reported under "Grant Date Fair Value of Equity Awards" also reflects the incremental fair value remeasurement of the modified options on the date of modification. For a description of Ms. Fato's Transition Agreement and any additional payments she is entitled to receive thereunder, see "—Potential Payments on Termination—Fato Transition Agreement."

Holdings of and Vesting of Previously Awarded Equity

Outstanding Equity Awards at December 31, 2023

Equity-based awards held at the end of 2023 by each named executive were issued under the incentive plans and arrangements described below. Shares of AIG Parent common stock deliverable under performance-based and time-vested equity and option awards will be delivered under the AIG 2013 Omnibus Plan (2013 Plan) and the AIG 2021 Omnibus Plan (2021 Plan).

Name	Year Granted	Options Awards[1] Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Equity Incentive Plan Awards (Number of Securities Underlying Unexercised and Unearned Options)	Exercise Price ($)	Expiration Date	Award Type[2]	Stock Awards Unvested (Not Subject to Performance Conditions) Number	Market Value ($)	Equity Incentive Plan Awards (Unearned and Unvested) Number	Market Value ($)[3]
Peter Zaffino	2023	—	232,403	—	59.72	2/21/2033	2023 PSUs	—	—	255,432	17,305,518
	2022	65,349	130,699	—	61.61	2/22/2032	2022 Special RSUs	890,717	60,346,076	—	—
	2021	—	245,726	—	44.10	2/22/2031	2022 RSUs	35,502	2,405,260	—	—
	2020	251,461	—	—	32.43	3/11/2030	2022 PSUs	—	—	159,757	10,823,536
	2019	257,985	—	—	44.28	3/18/2029	2021 RSUs	67,967	4,604,764	—	—
	2018	133,256	—	—	55.94	3/13/2028	2021 PSUs	244,732	16,580,593	—	—
	2017	333,000	—	667,000	64.53	7/24/2024	2020 Special RSUs	170,806	11,572,106	—	—
							Total	1,409,724	95,508,799	415,189	28,129,054
Sabra R. Purtill	2023	—	39,840	—	59.72	2/21/2033	2023 Promotion RSUs	22,657	1,535,011	—	—
	2021	—	22,435	—	44.10	2/22/2031	2023 RSUs	9,730	659,207	—	—
	2020	21,929	—	—	32.43	3/11/2030	2023 PSUs	—	—	29,191	1,977,690
	2019	11,150	—	—	57.89	9/19/2029	2022 CRBG RSUs	36,934	799,990	—	—
							2021 CRBG RSUs	63,302	1,371,121	—	—
							Total	132,623	4,365,329	29,191	1,977,690
Kevin T. Hogan[4]	2023	—	162,074	—	20.30	2/21/2033	2023 PSUs	—	—	48,652	3,296,173
	2021	—	85,470	—	44.10	2/22/2031	2022 PSUs	—	—	49,537	3,356,131
	2020	116,959	—	—	32.43	3/11/2030	2021 PSUs	85,124	5,767,151	—	—
	2019	122,850	—	—	44.28	3/18/2029	2023 CRBG RSUs	47,036	1,018,799	—	—
	2018	125,418	—	—	55.94	3/13/2028	2022 CRBG RSUs	85,235	1,846,190	—	—
							2021 CRBG RSUs	61,013	1,321,541	—	—
							Total	278,408	9,953,681	98,189	6,652,304
David McElroy	2023	—	66,401	—	59.72	2/21/2033	2023 RSUs	16,217	1,098,701	—	—
	2022	20,263	40,527	—	61.61	2/22/2032	2023 PSUs	—	—	48,652	3,296,173
	2021	—	93,482	—	44.10	2/22/2031	2022 RSUs	11,008	745,792	—	—
	2020	35,256	—	—	30.71	8/13/2030	2022 PSUs	—	—	49,537	3,356,131
	2020	70,175	—	—	32.43	3/11/2030	2021 RSUs	25,857	1,751,811	—	—
	2019	12,500	—	—	53.32	6/24/2029	2021 PSUs	93,104	6,307,796	—	—
	2019	53,746	—	—	44.28	3/18/2029	Total	146,186	9,904,100	98,189	6,652,304
	2018	31,362	—	—	37.68	12/12/2028					
Claude Wade	2023	—	24,900	—	59.72	2/21/2033	2023 RSUs	6,081	411,987	—	—
	2022	7,598	15,198	—	61.61	2/22/2032	2023 PSUs	—	—	18,244	1,236,031
							2022 RSUs	4,128	279,672	—	—
							2022 PSUs	—	—	18,576	1,258,524
							Total	10,209	691,659	36,820	2,494,555
Former Executive Officers[5]											
Shane Fitzsimons	2023	56,440	—	—	59.72	7/1/2026					
	2022	42,553	—	—	61.61	7/1/2026					
	2021	42,735	—	—	44.10	7/1/2026					
	2020	10,668	—	—	29.77	7/1/2026					
	2020	32,163	—	—	32.43	7/1/2026					
	2019	25,369	—	—	57.39	7/1/2026					
Lucy Fato	2023	—	54,780	—	59.72	2/21/2033	2023 RSUs	13,379	906,427	—	—
	2022	16,717	33,434	—	61.61	2/22/2032	2023 PSUs	—	—	40,138	2,719,349
	2021	—	88,141	—	44.10	2/22/2031	2022 Special RSUs	33,025	2,237,443	—	—
	2020	25,510	—	—	28.16	9/10/2030	2022 RSUs	9,082	615,305	—	—
	2020	95,029	—	—	32.43	3/11/2030	2022 PSUs	—	—	40,867	2,768,739
	2019	119,778	—	—	44.28	3/18/2029	2021 RSUs	24,380	1,651,745	—	—
	2018	65,321	—	—	55.94	3/13/2028	2021 PSUs	87,784	5,947,366	—	—
							Total	167,650	11,358,286	81,005	5,488,088

(1) *Stock Options.* Stock options granted in all years have an exercise price equal to the closing price of the underlying shares of AIG Parent common stock on the NYSE on the date of grant, and with the exception of Mr. Zaffino's options as detailed below, have a ten-year term from the date of grant. All of the stock options granted in 2023 vested as to one-third on February 21, 2024 and will vest as to one-third on each of February 21, 2025 and February 21, 2026. All of the stock options granted in 2022 vested as to one-third on each of February 22, 2023 and February 22, 2024 with the remaining vesting on February 22, 2025. All of the stock options granted in 2021 vested in full in January 2024. All of the stock options granted in 2020, 2019 and 2018 fully vested in January 2023, 2022 and 2021, respectively.

Mr. Zaffino received an award of stock options to purchase 1,000,000 shares of AIG Parent common stock upon joining AIG that has a grant date of July 24, 2017. These options have a seven-year term and an exercise price equal to the closing price of AIG Parent common stock on the NYSE on the date of grant and vest as follows:

- Stock options for 333,000 shares of AIG Parent common stock vested in equal, annual installments on each of the first three anniversaries of the grant date;

- Stock options for 200,000 shares of AIG Parent common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG Parent common stock on the NYSE is at least $74.53, but in no event will these stock options vest faster than in equal, annual installments on each of the first three anniversaries of the grant date;

- Stock options for 200,000 shares of AIG Parent common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG Parent common stock on the NYSE is at least $84.53; and

- Stock options for 267,000 shares of AIG Parent common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG Parent common stock on the NYSE is at least $94.53.

Vesting of Mr. Fitzsimons' options accelerated upon his separation on July 1, 2023 and remain exercisable for three years from such date. Vesting of Ms. Fato's options will accelerate upon her termination and will remain exercisable for their respective full scheduled term, pursuant to her Transition Agreement.

(2) *Performance Share Units.*

PSUs accrue dividend equivalent rights as further described below. Such rights are only payable if and to the extent that the related PSUs are earned and vested.

2023, 2022 and 2021 PSUs accrue dividend equivalent rights beginning with the first dividend record date following the grant date, which are subject to the same vesting and performance conditions as the related 2023, 2022 and 2021 PSUs and are paid in cash if and when such related earned shares of AIG Parent common stock (if any) are delivered. No dividend equivalent rights are included in the 2023, 2022 and 2021 PSU amounts shown above.

The 2021 PSUs vested on January 1, 2024 and are reported as earned as determined by the CMRC in the first quarter of 2024. Please see "Compensation Discussion and Analysis—2023 Compensation Decisions and Outcomes—Assessment of 2021 Performance Share Units."

All 2023 and 2022 PSUs are shown at stretch payout. Whether the 2023 or 2022 PSUs (and related dividend equivalent rights) will be earned at the level shown or a different level, or at all, depends on AIG's performance against metrics over a three-year performance period. Once earned, the 2023 and 2022 PSUs (and related dividend equivalent rights) will vest on January 1, 2026 and January 1, 2025, respectively. For Ms. Fato, all outstanding PSUs will vest upon termination pursuant to her Transition Agreement and any earned shares (and related dividend equivalent rights) will be delivered following adjudication.

Restricted Stock Units.

RSUs accrue dividend equivalent rights, as further described below. Such rights are only payable if and to the extent that the related RSUs vest.

The 2023 RSUs vested as to one-third of such RSUs on February 21, 2024 with the remaining RSUs vesting in equal installments on each of February 21, 2025 and February 21, 2026. All 2022 RSUs vested as to two-thirds of such RSUs on February 22, 2023 and February 22, 2024 with the remaining RSUs vesting on February 22, 2025. All 2021 RSUs granted to our named executives vested in full on January 1, 2024.

The 2023, 2022 and 2021 RSUs accrue dividend rights beginning with the first dividend record date following the respective RSU grant dates, which are subject to the same vesting conditions as the related 2023, 2022 and 2021 RSUs and are paid in cash if and when such related shares of AIG Parent common stock (if any) are delivered. No dividend equivalent rights are included in the 2023, 2022 and 2021 RSU amounts shown above.

The 2020 Special RSUs reflect a grant made in 2020 to Mr. Zaffino which vested (along with related dividend equivalent rights) as to one-third of such RSUs on December 8, 2023 with the remaining RSUs vesting in equal one-third installments on December 8, 2024 and December 8, 2025.

The 2022 Special RSUs reflect grants made in 2022 to certain of our named executives. The 2022 Special RSUs granted to Mr. Zaffino (and related dividend equivalent rights) will cliff vest in full on November 10, 2027. As to Ms. Fato's 2022 Special RSUs (and related dividend equivalent rights), one-third vested on each of February 22, 2023 and February 22, 2024. The final one-third will vest upon her termination pursuant to her Transition Agreement.

The 2023 Promotion RSUs reflect grants made in 2023 to Ms. Purtill which will vest in equal one-third installments on each of June 19, 2024, June 19, 2025 and June 19, 2026.

(3) Based on the closing sale prices of AIG Parent and Corebridge common stock on the NYSE on December 29, 2023 of $67.75 and $21.66 per share, respectively.

(4) Options granted to Mr. Hogan in 2023 were issued by Corebridge. In connection with the Corebridge initial public offering (IPO), Mr. Hogan's (i) outstanding AIG RSUs converted into RSUs with respect to shares of Corebridge common stock, and (ii) 2021, 2022 and 2023 PSUs remain outstanding and eligible to be settled in AIG Parent common stock.

(5) Mr. Fitzsimons does not have outstanding unvested equity because all outstanding equity-based awards vested upon separation from AIG on July 1, 2023. Mr. Lyons does not have any outstanding equity because all outstanding equity-based awards were forfeited upon his separation from AIG on January 24, 2023.

Vesting of Stock-Based Awards During 2023

There were no options exercised in 2023 by any of the named executives.

Stock-Based Awards Vested in 2023[1]

Name	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Peter Zaffino	414,606	26,272,911
Sabra R. Purtill	71,375	1,439,339
Kevin T. Hogan	231,716	9,672,231
David McElroy	100,956	6,340,667
Claude Wade	12,863	804,783
Former Executive Officers		
Shane Fitzsimons	167,022	9,926,708
Mark D. Lyons	23,086	1,452,802
Lucy Fato	166,198	10,411,052

(1)   Represents the 2020 RSUs and 2020 PSUs (and related dividend equivalent rights) that vested in January 2023 and the first tranche of the 2022 RSUs that vested in February 2023. For Mr. Zaffino only, also includes the first tranche of a special RSU award made in 2020 (and related dividend equivalent rights) that vested in December 2023. For Mr. Fitzsimons only, also includes all outstanding 2021, 2022 and 2023 RSUs and PSUs that vested upon his separation on July 1, 2023. The 2021, 2022 and 2023 PSUs reflect target performance. Values presented in the table are based on AIG Parent's closing price (and Corebridge's closing price for Ms. Purtill's and Mr. Hogan's RSUs) on the applicable vesting date.

Post-Employment Compensation

Pension Benefits

We do not have any active defined benefit pension plans in the United States. Effective January 1, 2016, benefit accruals under our Qualified Retirement Plan and Non-Qualified Retirement Plan (the Plans) were frozen. At that time, the Plans were closed to new participants and active participants ceased to accrue additional benefits after December 31, 2015. However, as described below, interest credits continue to accrue on existing cash balance accounts, and active participants continue to earn service credits for purposes of vesting and early retirement eligibility subsidies.

In the case of the Qualified Retirement Plan, participants vest after three years of service. Mr. Hogan, who is fully vested in his benefit, became a terminated vested participant under the Qualified Retirement Plan effective September 19, 2022 in connection with the Corebridge IPO and thus became eligible to commence his Qualified Plan benefit as of that date. In the case of the Non-Qualified Retirement Plan, participants vest once they attain either (1) age 60 with five or more years of service, or (2) age 55 with ten or more years of service. Mr. Hogan is fully vested in his benefit under that plan as well, and will be required to commence his Non-Qualified Plan benefit when his service for Corebridge terminates.

Before the Plans were frozen, the benefit formula under the Plans was converted from a final average pay formula to a cash balance formula, effective April 1, 2012. Mr. Hogan accrued benefits under both the final average pay and cash balance formulas.

The Plans' final average pay formula ranged from 0.925 percent to 1.425 percent times average final salary for each year of credited service accrued since April 1, 1985 up to 44 years and 1.25 percent to 1.75 percent times average final pay for each year of credited service accrued prior to April 1, 1985 up to 40 years.

The Plans' cash balance formula was comprised of pay credits, which were calculated based on six percent of a Plan participant's annual pensionable compensation, and annual interest credits. Pensionable compensation under the cash balance formula included base salary, commissions, overtime and annual STI awards, with the Qualified Retirement Plan subject to IRS compensation limits and the Non-Qualified Retirement Plan subject to an annual compensation limit of $1,050,000 in 2015. The Non-Qualified Retirement Plan provides a benefit equal to the portion of the benefit that is not permitted to be paid from the Qualified Retirement Plan due to IRS limits. Pay credits ceased under the Plans on December 31, 2015, but annual interest credits continue (4.02 percent in 2023, based upon the 30-year Treasury rate). This rate is adjusted annually on January 1.

Benefits under the Qualified Retirement Plan are paid as an annuity or a lump sum. Benefits under the Non-Qualified Retirement Plan accrued prior to April 1, 2012 are payable as an annuity and benefits accrued on or after April 1, 2012 are payable as a lump sum.

Early Retirement Benefits

Each of the Plans provides for reduced early retirement benefits. Actively employed participants in the Plans continue to receive service credit on and after the freeze date in determining age and length of service for early retirement subsidies and vesting purposes.

In the case of early retirement, under the final average pay formula, participants in the Plans will receive the benefit projected to normal retirement at age 65 (using average final salary as of the date of early retirement), but prorated based on years of actual service, then reduced by three, four or five percent (depending on age and years of credited service at retirement) for each year that retirement precedes age 65. Mr. Hogan is eligible for early retirement benefits on his final average pay benefit accrual under the Plans reflecting the five percent reduction.

In the case of early retirement under the cash balance formula, participants in the Plans will receive the value of their cash balance account as of the date of early retirement.

In connection with the Corebridge IPO, Mr. Hogan became a terminated vested participant in the Qualified Plan and ceased receiving service credit for purposes of early retirement at that time. Mr. Hogan is eligible for early retirement benefits on his final average pay benefit accrual under the Plans reflecting the five percent reduction.

Death and Disability Benefits

Each of the Plans also provides for death and disability benefits. The death benefit payable to a participant's designated beneficiary under the Plans will generally equal the participant's lump sum benefit or cash balance account. Under the Plans, participants who become disabled and receive payments under AIG's long-term disability plan on and after the freeze date continue to receive credit in determining age and length of service for early retirement subsidies and vesting purposes for a maximum of three additional years and continue to receive interest credits to their cash balance account up to the date they commence their benefit.

In connection with the Corebridge IPO, Mr. Hogan became a terminated vested Participant in the Qualified Plan and ceased receiving service credit for purposes of death and disability benefits at that time.

2023 Pension Benefits

The following table details the accumulated benefits under the Plans in which each named executive participates. In accordance with SEC rules, these accumulated benefits are presented as if they were payable upon the named executive's normal retirement at age 65 or current age if older.

2023 Pension Benefits

Name	Plan Name	Years of Credited Service[1]	Present Value of Accumulated Benefit 2023 ($)[2]	Payments During 2023 ($)
Kevin T. Hogan	Qualified Retirement Plan	25.917	$734,245	$0
	Non-Qualified Retirement Plan	25.917	$893,505	$0
	Total		$1,627,750	$0

(1) All named executives, other than Mr. Hogan, joined AIG after the Plans were frozen. Mr. Hogan had 34.50 years of service with AIG and Corebridge as of December 31, 2023.

Mr. Hogan has 8.583 fewer years of credited service under the Plans than actual service with AIG and Corebridge because the Plans were frozen on January 1, 2016 and because at the time he was initially hired, employees were required to wait one year after commencing employment with AIG before becoming participants in these Plans and received credit for service retroactive to six months of employment. Mr. Hogan was employed by AIG from September 1984 to November 2008 and accrued pension benefits under the Plans during this employment. Mr. Hogan did not receive a distribution from the Plans at the time of his initial resignation. Upon his rehire in October 2013, benefit accruals commenced immediately under the Plans calculated under the cash balance formula, and prior service, pursuant to the terms of the Plans, was recognized for vesting and eligibility purposes. The Plans were frozen effective January 1, 2016 and credited service accruals ceased under these Plans as of December 31, 2015.

(2) The actuarial present values of the accumulated benefits are based on service and earnings as of December 31, 2023 (the pension plan measurement date for purposes of AIG's financial statement reporting). The actuarial present values of the accumulated benefits under the Plans are calculated based on payment of a life annuity beginning at age 65, or current age if older, consistent with the assumptions described in Note 20 to the Consolidated Financial Statements included in AIG's 2023 Annual Report on Form 10-K. As described in that Note, the discount rate assumption is 4.98 percent for the Qualified Retirement Plan. The discount rate assumption is 4.94 percent for the Non-Qualified Retirement Plan. The mortality assumptions are based on the Pri-2012 annuitant white collar mortality table projected using the 2020 AIG improvement scale.

Potential Payments on Termination

The ESP is maintained for executives, including the named executives other than Mr. Zaffino and Mr. Hogan. The terms of the ESP are consistent with our compensation design philosophy as described in "Compensation Discussion and Analysis — Compensation Design."

Mr. Zaffino's employment agreement provides for specific payments and benefits upon a termination of his employment.

Mr. Hogan is eligible to receive benefits under Corebridge's executive severance plan, which has terms substantially similar to AIG's ESP.

Executive Severance Plan

Severance Benefits

The ESP provides for severance payments and benefits upon a termination by the Company without "Cause" or by a qualifying executive (including all of the participating named executives) for "Good Reason" (as such terms are defined in the ESP). In the event of a qualifying termination, subject to the participant's timely execution and non-revocation of a release of claims and agreement to abide by certain restrictive covenants, a participant is generally eligible to receive:

- For qualifying terminations not in connection with a Change in Control (as such term is defined in the ESP), severance in an amount equal to the product of 1.5 times the sum of base salary and the average amount of STI paid for the preceding three completed calendar years. For qualifying terminations within two years following a Change in Control, enhanced severance in an amount equal to the product of 2 times the sum of base salary and the greater of (i) the average amount of STI paid to the executive for the preceding three completed calendar years, or (ii) the executive's target STI for the most recently completed calendar year preceding the termination year.

- For terminations on and after April 1 (or January 1 in the case of a termination following a Change in Control) of the termination year, a pro-rata annual STI award for the year of termination based on the participant's target amount and actual company (and/or, if applicable, business unit or function) performance, paid at the same time as such STI awards are regularly paid to similarly situated active employees.

If the qualifying termination occurs within twelve months after experiencing a reduction in base salary or annual STI target, the payments described above are calculated as if the qualifying termination occurred immediately prior to the reduction. Severance generally will be paid in a lump sum.

Participants are also entitled to continued health coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA), a $40,000 payment that may be applied towards continued health coverage and life insurance and one year of additional age and service under the Non-Qualified Retirement Plan and the AIG medical plan solely for purposes of determining vesting and eligibility, not benefit accruals. The one year of additional age and service is also used for the purpose of determining eligibility to enroll in retiree medical coverage.

Restrictive Covenants

Pursuant to the release of claims that each participant must execute to receive benefits under the ESP, each participant is generally prohibited from:

- Engaging in, being employed by, rendering services to or acquiring financial interests in certain businesses that compete with the Company for a period of six months after termination

- Interfering with our business relationships with customers, suppliers or consultants for a period of six months after termination

- Soliciting or participating in the solicitation or recruitment of our employees for a period of one year after termination

- Disclosing our confidential information at any time following termination

Zaffino Employment Agreement

Severance Benefits

In the event of a termination of Mr. Zaffino's employment without "Cause" or by Mr. Zaffino for "Good Reason" (each as defined in his employment agreement), subject to his execution of a release of claims and agreement to abide by certain restrictive covenants, he is generally eligible to receive:

- For such a termination not in connection with a Change in Control (as defined in Mr. Zaffino's employment agreement), severance in an amount equal to the product of 1.5 times the sum of base salary and the average amount of STI paid for the preceding three completed calendar years. For such a termination within two years following a Change in Control, enhanced severance in an amount equal to the product of a multiplier of 2 times the sum of base salary and the greater of (i) the average amount of STI paid for the preceding three completed calendar years, or (ii) target STI.

- For such a termination not in connection with a Change in Control, a pro rata bonus for the year of termination based on the number of days employed during the calendar year of termination and actual achievement against the stated performance objectives (with any individual performance objectives deemed to have been achieved at 100 percent of target levels). For such a termination within two years following a Change in Control, then the pro rata bonus will be based on the greater of target STI and actual achievement as described in the preceding sentence. This pro rata bonus is referred to as the "Pro Rata Bonus."

- Accelerated vesting of all outstanding equity awards (with any awards subject to performance conditions determined based on actual performance at the end of the applicable performance period). This accelerated vesting is referred to as the "Equity Acceleration."

- Continued health coverage under COBRA, a $40,000 payment that may be applied towards continued health coverage and life insurance and one year of additional age and service for the purpose of determining eligibility to enroll in retiree medical coverage.

Severance generally will be paid in a lump sum.

In the event of a termination of Mr. Zaffino's employment due to his death or disability, subject to his (or, if applicable, his representative's or estate's) execution of a release of claims and agreement (in the case of his disability) to abide by certain restrictive covenants, he is eligible to receive:

- The Pro Rata Bonus; provided that if the termination is due to death, then the Pro Rata Bonus will be based on his target STI.

- The Equity Acceleration; provided that if the termination is due to death, then any applicable performance conditions will be deemed to have been earned at target levels.

In the event of a termination of Mr. Zaffino's employment due to his retirement or expiration of the initial five-year term of his agreement, subject to his execution of a release of claims and agreement to abide by specified restrictive covenants, he is eligible to receive:

- The Pro Rata Bonus

- The Equity Acceleration

Restrictive Covenants

Under his agreement, Mr. Zaffino is generally prohibited from:

- Engaging in, being employed by, rendering services to or acquiring a financial interest in certain businesses that compete with us for a period of one year after termination (for any reason other than upon expiration of the five-year term of the agreement)

- Interfering with our business relationships with customers, suppliers or consultants for a period of one year after termination

- Soliciting or participating in the solicitation of our employees for a period of one year after termination

- Disclosing our confidential information at any time following termination

In addition, Mr. Zaffino is required to provide us with at least 12 months' notice prior to a termination of his employment without good reason or due to this retirement.

Fato Transition Agreement

On September 1, 2023, Ms. Fato entered into an agreement (the Transition Agreement) with the Company to memorialize certain terms regarding her transition to Vice Chair. Under the Transition Agreement, Ms. Fato continued to receive her base salary in 2023 and a 2023 STI award of $2,800,000. For 2024, Ms. Fato received her base salary through her separation date of March 31, 2024 and a 2024 LTI award of $3,300,000 consisting of 50% PSUs and 50% RSUs. She will also be eligible to receive severance payments and benefits under the ESP. Ms. Fato's outstanding equity awards will vest and be delivered in accordance with the LTI Plan provisions with respect to termination without cause (except that her outstanding stock options will remain exercisable for their full scheduled term).

Lyons Separation Agreement

In recognition of Mr. Lyons' contributions since he joined the Company in 2018, the CMRC and the Board approved the Company's entry into a settlement agreement with Mr. Lyons, dated January 24, 2023 (the Settlement Agreement). Pursuant to the Settlement Agreement, Mr. Lyons forfeited his outstanding equity awards and agreed to a non-mutual release of claims against the Company and restrictive covenants including regarding confidentiality, non-disclosure, non-solicitation and continuing cooperation. In addition, pursuant to the Settlement Agreement, Mr. Lyons received an aggregate cash amount of $7.5 million, which was paid in two equal installments in February 2023 and February 2024.

Treatment of LTI Awards

The LTI plan provides for accelerated vesting of outstanding PSUs, RSUs and stock options, as applicable, in certain termination scenarios.

In the case of a participant's involuntary termination without Cause (with or without a Change in Control (defined in the same manner as in the ESP, as set forth above)), voluntary termination with Good Reason (following a Change in Control only), retirement or disability, the participant's outstanding LTI awards will vest. Earned PSUs will be determined based on actual performance for the whole performance period. Outstanding stock options will remain exercisable for three years after termination (or retirement or disability) or for the remaining contractual term of the option (if earlier) in the case of (i) retirement, or (ii) following a Change in Control, a participant's involuntary termination without Cause or voluntary termination with Good Reason. The earned amount of PSUs and full amount of RSUs will be delivered on the normal settlement schedule. Retirement requires attainment of age 60 with five years of service or attainment of age 55 with ten years of service.

In the case of a participant's death during a performance period or prior to adjudication for such performance period or involuntary termination without Cause within 24 months following a Change in Control (defined in the same manner as in the ESP as set forth above) during a performance period, an amount equal to the participant's target amount of PSUs (unless the CMRC determines to use actual performance through the date of the Change in Control) and the full amount of RSUs will vest and be delivered to the participant by the later of the end of the calendar year or two and a half months following death or termination. Outstanding stock options will vest and remain exercisable for three years after death. In no event will any outstanding stock options remain exercisable after the initial ten-year expiration date.

The treatment of Mr. Zaffino's outstanding equity awards upon his termination of employment is described above in "—Zaffino Employment Agreement—Severance Benefits."

Quantification of Termination Payments and Benefits

The following table sets forth the compensation and benefits that would have been provided to each of the current named executives if he or she had been terminated on December 31, 2023 under the circumstances indicated (including following a Change in Control). For the former executives listed in the table, the amounts show those that were actually payable in connection with the executive's employment termination or transition to non-executive officer during 2023.

Termination Payments and Benefits for the Named Executive Officers as of December 31, 2023

Name	Annual Short-Term Incentive ($)[1]	Severance ($)[2]	Medical and Life Insurance ($)[3]	Pension Plan Credit ($)[4]	Unvested Options ($)[5]	Unvested Stock Awards ($)[6]	Total ($)
Peter Zaffino							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	6,615,000	12,415,000	40,000	—	8,480,108	116,685,873	144,235,981
By Executive w/o "Good Reason"	—	—	—	—	—	—	—
By Executive with "Good Reason"	6,615,000	12,415,000	40,000	—	8,480,108	116,685,873	144,235,981
Qualifying Termination following a Change in Control[7]	6,615,000	16,553,333	40,000	—	8,480,108	116,685,873	148,374,314
Death	4,500,000	—	—	—	8,480,108	107,911,007	120,891,115
Disability	6,615,000	—	—	—	8,480,108	116,685,873	131,780,981
Retirement[8]	—	—	—	—	—	—	—
Sabra R. Purtill							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	2,499,000	3,272,750	40,000	—	850,503	6,113,991	12,776,244
By Executive w/o "Good Reason"	—	—	—	—	—	—	—
By Executive with "Good Reason"	2,499,000	3,272,750	40,000	—	—	—	5,811,750
Qualifying Termination following a Change in Control[7]	2,499,000	5,400,000	40,000	—	850,503	6,113,991	14,903,494
Death	1,700,000	—	—	—	850,503	6,113,991	8,664,494
Disability	2,499,000	—	—	—	850,503	6,113,991	9,463,494
Retirement[8]	—	—	—	—	—	—	—
Kevin T. Hogan							
By AIG for "Cause"	—	—	—	61,143	—	—	61,143
By AIG w/o "Cause"	3,127,500	5,437,500	40,000	61,143	2,241,786	15,515,270	26,423,199
By Executive w/o "Good Reason"	—	—	—	61,143	—	—	61,143
By Executive with "Good Reason"	3,127,500	5,437,500	40,000	61,143	—	—	8,666,143
Qualifying Termination following a Change in Control[7]	3,127,500	7,250,000	40,000	61,143	2,241,786	15,515,270	28,235,699
Death	2,250,000	—	—	—	2,241,786	12,463,149	16,954,935
Disability	3,127,500	—	—	—	2,241,786	15,515,270	20,884,556
Retirement[8]	3,127,500	—	—	61,143	2,241,786	15,515,270	20,945,699
David McElroy							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	3,750,000	7,125,000	40,000	—	2,992,885	14,996,223	28,904,108
By Executive w/o "Good Reason"	—	—	—	—	—	—	—
By Executive with "Good Reason"	3,750,000	7,125,000	40,000	—	—	—	10,915,000
Qualifying Termination following a Change in Control[7]	3,750,000	9,500,000	40,000	—	2,992,885	14,996,223	31,279,108
Death	2,500,000	—	—	—	2,992,885	11,657,979	17,150,864
Disability	3,750,000	—	—	—	2,992,885	14,996,223	21,739,108
Retirement[8]	3,750,000	—	—	—	2,992,885	14,996,223	21,739,108
Claude Wade							
By AIG for "Cause"	—	—	—	—	—	—	—
By AIG w/o "Cause"	2,940,000	5,730,000	40,000	—	293,263	2,424,513	11,427,776
By Executive w/o "Good Reason"	—	—	—	—	—	—	—
By Executive with "Good Reason"	2,940,000	5,730,000	40,000	—	—	—	8,710,000
Qualifying Termination following a Change in Control[7]	2,940,000	7,640,000	40,000	—	293,263	2,424,513	13,337,776
Death	2,000,000	—	—	—	293,263	2,424,513	4,717,776
Disability	2,940,000	—	—	—	293,263	2,424,513	5,657,776
Retirement[8]	—	—	—	—	—	—	—

Former Executive Officers[9]							
Shane Fitzsimons							
By AIG w/o "Cause"[10]	1,800,000	5,216,000	40,000	—	574,358	6,893,236	14,523,594
Lucy Fato							
Pursuant to Transition Agreement[11]	2,800,000	6,134,500	40,000	—	2,729,703	15,703,285	27,407,488

(1) These amounts represent annual STI payments for which the named executives would have been eligible had they been terminated on December 31, 2023. Under the ESP, earned STI awards are prorated based on the number of full months the executive was employed in the termination year. Except in the case of death or a qualifying termination following a Change in Control, STI payments under the ESP are based on the named executive's target amount and actual business or function performance and paid at the same time such STI awards are regularly paid to similarly situated active employees. In the case of death, a named executive's STI payment is based on his target amount and paid as soon as administratively possible after the date of death (but in no event later than March 15th of the following year). In the case of a qualifying termination following a Change in Control, these STI payments are based on the better of the named executive's target amount or target amount adjusted for actual business or function performance and paid at the same time such STI awards are regularly paid to similarly situated active employees. These amounts would have been solely in lieu of, and not in addition to, the annual STI award for 2023 actually paid to the current named executives as reported in the 2023 Summary Compensation Table.

(2) Severance would have been paid as a lump sum cash payment as soon as practicable and in no event later than 60 days following the termination date. See descriptions of the ESP and "—Zaffino Employment Agreement" above for more information on severance payments and benefits.

(3) The amounts in this column reflect a lump sum payment of $40,000 that can be used to pay for continued healthcare and life insurance coverage following a qualifying termination. None of the current named executives are eligible for Company-subsidized retiree medical benefits. The amounts do not include medical and life insurance benefits upon permanent disability or death to the extent that they are generally available to all salaried employees. All of the current named executives are eligible participants under the AIG medical and life insurance plans.

(4) The amount shown for all of the termination events is the increase, if any, above the accumulated value of pension benefits shown in the 2023 Pension Benefits table, calculated using the same assumptions. Other than Mr. Hogan, none of the other executive officers participate in the Plans. For information on pension benefits generally, see "—Post-Employment Compensation—Pension Benefits."

(5) The amounts in this column represent the total value of unvested stock options as of December 31, 2023 that would accelerate upon termination, based on the difference between the exercise price of the options and the closing sale price of shares of AIG Parent common stock on the NYSE of $67.75 on December 29, 2023 (other than Mr. Fitzsimons, as set forth below). For Mr. Hogan, the amounts also include total value of unvested Corebridge stock options that would accelerate upon termination, based on the difference between the exercise price of the options and the closing sale price of shares of Corebridge common stock on the NYSE of $21.66 on December 29, 2023.

For the 2021, 2022 and 2023 stock option awards, the amounts in this column include the stock options vesting under the termination events described above. Generally, the vested 2021, 2022 and 2023 stock options will remain exercisable for three years after each such termination scenario. In no event will any 2021, 2022 or 2023 stock options remain exercisable after the initial ten-year expiration date.

(6) The amounts in this column represent the total market value (based on the closing sale price on the NYSE of $67.75 on December 29, 2023, other than Mr. Fitzsimons, as set forth below) of shares of AIG Parent common stock underlying unvested equity-based awards as of December 31, 2023. For Mr. Hogan and Ms. Purtill, the amounts also include the total market value of Corebridge unvested equity-based awards as of December 31, 2023, based on the closing sale price on the NYSE of $21.66 on December 29, 2023.

For the 2021 PSU awards, the amounts in this column include the named executive's actual earned PSUs for the 2021-2023 performance period that vested in January 2024 (as determined by the CMRC in the first quarter of 2024), other than Mr. Fitzsimons who received shares at target following his death in October 2023. 2021 PSU award amounts also include the dividend equivalent rights which were paid in cash when the earned shares were delivered. Target performance is reflected in the case of death.

In addition, the amounts in this column include, for all of the named executives, the outstanding 2022 and 2023 PSU awards assuming target performance and the full amount of their RSU awards. The 2022 and 2023 PSU and RSU award amounts include the value of accrued dividend equivalent rights on such awards, which are paid in cash if and when such related shares of AIG Parent common stock are delivered.

For Mr. Zaffino, the amount in this column also includes the outstanding RSUs with respect to his 2020 RSU award. The amount includes (i) any additional RSUs accrued through the second quarter of 2021 in respect of dividend equivalent rights, which are subject to the same vesting conditions as the underlying RSUs, and (ii) value of accrued dividend equivalents rights which are paid in cash when such related shares of AIG Parent common stock are delivered.

For Ms. Fato, outstanding stock options will remain outstanding for their respective full scheduled term.

(7) This row includes amounts that would be paid under the ESP or the Zaffino Employment Agreement, as applicable, in the case of a named executive's without Cause or voluntary termination with Good Reason within 24 months following a Change in Control. Under the outstanding PSU and RSU awards, the amount of PSUs vesting is shown (i) at the actual amounts earned for the 2021 PSUs (as determined by the CMRC in the first quarter of 2024) that vested in January 2024 and (ii) at target for the 2021 and 2022 PSUs.

(8) As of December 31, 2023, none of the named executives other than Mr. Hogan and Mr. McElroy qualified as retirement eligible under any of the applicable plans or programs in which they participated.

(9) Mr. Lyons was not eligible for a 2023 STI award or severance. All outstanding equity-based awards were forfeited upon his separation from the Company.

(10) Mr. Fitzsimons received the benefits set forth under termination without Cause upon his separation from the Company. The total value of his unvested options and equity-based awards are based on the closing sale price on the NYSE of $57.54 on June 30, 2023. The 2021, 2022 and 2023 PSUs reflect target performance.

(11) For a description of Ms. Fato's Transition Agreement and any additional payments she is entitled to receive thereunder, see "—Potential Payments on Termination—Fato Transition Agreement."

Pay Ratio

The 2023 annual total compensation of the median employee identified by us (as described below) was $88,585, and Mr. Zaffino's annualized 2023 total compensation for his role as Chief Executive Officer during 2023 was $24,617,936. Accordingly, our estimated 2023 pay ratio was 1 to 278.

As permitted by SEC rules, to identify the median employee, we used our active employee population (including both full-time and part-time employees) as of October 3, 2022 and used 2021 annual total compensation for that population comprising (1) annual base salary, (2) overtime payments, (3) target STI and LTI awards, in each case using 2022 targets for employees hired during 2021 who were not eligible for 2021 awards and (4) sales incentives. For employees hired in 2022 (who therefore did not have 2021 compensation), we used 2022 annual total compensation comprising (1) annual base salary, (2) overtime payments, (3) 2022 target STI and LTI awards and (4) an estimate of annual sales incentives based on a calculation of median 2021 sales incentives.

As required by SEC rules, after identifying our median employee (who is located in the U.S.), we calculated 2023 annual total compensation for both our median employee and Mr. Zaffino using the same methodology that we use to determine our named executive officers' annual total compensation for the Summary Compensation Table.

SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratios reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. In addition, the median employee's annual total compensation is unique to that individual and therefore is not an indicator of the annual total compensation of any other individual or group of employees.

Pay Versus Performance

We provide the following disclosure regarding executive compensation for our principal executive officers (PEOs) and Non-PEO named executives (NEOs) and Company performance for the fiscal years listed below in accordance with rules adopted by the SEC. The CMRC did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for Peter Zaffino[1] ($)	Summary Compensation Table Total for Brian Duperreault[1] ($)	Compensation Actually Paid to Peter Zaffino[1,2,3] ($)	Compensation Actually Paid to Brian Duperreault[1,2,3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($)	Value of Initial Fixed $100 Investment based on:[4] TSR ($)	Peer Group TSR ($)	Net Income ($ Millions)[5]	Accident Year Combined Ratio, as adjusted[6] (%)
2023	24,617,936	—	38,715,733	—	8,096,539	6,186,239	147.43	168.05	3,878	87.7
2022	75,314,199	—	90,844,101	—	9,077,342	12,293,363	134.37	151.65	11,273	88.7
2021	21,905,220	13,969,537	52,445,392	45,269,700	10,476,911	20,741,560	118.13	127.58	10,906	91.0
2020	—	18,810,374	—	14,041,042	12,890,475	10,890,203	76.75	106.96	(5,829)	94.1

(1)   Peter Zaffino has been our PEO since March 2021. Brian Duperreault was our PEO prior to March 2021. The individuals comprising the Non-PEO named executive officers for each year presented are listed below.

2020	2021	2022	2023
Peter Zaffino	Mark Lyons	Shane Fitzsimons	Sabra Purtill
Mark Lyons	Lucy Fato	Lucy Fato	Kevin T. Hogan
Lucy Fato	Kevin T. Hogan	Kevin T. Hogan	David McElroy
Doug Dachille	David McElroy	David McElroy	Claude Wade
	Doug Dachille		Shane Fitzsimons
			Mark Lyons
			Lucy Fato

(2)   The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below. In September of 2022, AIG completed the initial public offering of Corebridge, at which time Mr. Hogan became an executive officer of Corebridge and his outstanding and unvested RSUs denominated in AIG Parent common stock were converted to unvested RSUs denominated in Corebridge common stock. As a result, the RSUs included in the table above were valued using the stock price of Corebridge as of December 31, 2023. As of December 31, 2023, AIG own 52.2 percent of Corebridge common stock.

(3)   Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards and Option Awards column are the totals from the Stock Awards and Option Awards columns set forth in the applicable Summary Compensation Table.

Year	Summary Compensation Table Total for Peter Zaffino ($)	Exclusion of Change in Pension Value for Peter Zaffino ($)	Exclusion of Stock Awards and Option Awards for Peter Zaffino ($)	Inclusion of Pension Service Cost for Peter Zaffino ($)	Inclusion of Equity Values for Peter Zaffino ($)	Compensation Actually Paid to Peter Zaffino ($)
2023	24,617,936	0	(13,859,291)	0	27,957,088	38,715,733

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Change in Pension Value for Non-PEO NEOs ($)	Average Exclusion of Stock Awards and Option Awards for Non-PEO NEOs ($)	Average Inclusion of Pension Service Cost for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023	8,096,539	(18,845)	(2,994,534)	0	1,103,079	6,186,239

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables. Please note that any columns included in the calculation of Compensation Actually Paid that contain a "0" did not have an amount in that category for that year.

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Peter Zaffino ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Peter Zaffino ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Peter Zaffino ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Peter Zaffino ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Peter Zaffino ($)	Total - Inclusion of Equity Values for Peter Zaffino ($)
2023	18,051,750	10,661,792	0	(756,454)	0	27,957,088

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2023	2,854,855	1,332,845	408,409	(408,523)	(3,084,507)	1,103,079

(4)   The Peer Group TSR set forth in this table utilizes the S&P 500 Property & Casualty Insurance Index (S&P 500 Property & Casualty Insurance Index), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in AIG's Annual Report on Form 10-K for the year ended December 31, 2023. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the last listed year, in the Company and in the S&P 500 Property & Casualty Insurance Index, respectively. Historical stock performance is not necessarily indicative of future stock performance. In accordance with recent SEC guidance and to ensure consistency with Item 201(e) in our Annual Report on Form 10-K, the Peer Group TSR calculation for fiscal years 2020, 2021 and 2022 reflects rebalancing of the group members at the beginning of each fiscal year. Accordingly, the amounts may differ from those included in our 2023 Proxy Statement.

(5)   Net Income as disclosed in our Annual Report on Form 10-K. In accordance with recent SEC guidance, the amounts for 2021 and 2022 differ from those included in our 2023 Proxy Statement since they have been updated to reflect the Company's implementation of the long-duration targeted improvements accounting standard.

(6)   We determined AYCR, as adjusted* to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2023. We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Total Shareholder Return (TSR)

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the cumulative TSR over the four most recently completed fiscal years for the Company and the Peer Group.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus TSR



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and our Net Income during the four most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus Net Income



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company-Selected Measure

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and our AYCR, as adjusted*, during the four most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus AYCR, as adjusted*



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEOs and other NEOs for 2023 to Company performance. The measures in this table are not ranked.

Accident Year Combined Ratio, as adjusted*	Diluted Normalized Adjusted After-tax Income Attributable to AIG Common Shareholders Per Share*	Relative Tangible Book Value Per Common Share* Growth	Relative Total Shareholder Return

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Equity Compensation Plan Information

The following table provides information about shares of AIG Parent common stock that may be issued under compensation plans as of December 31, 2023.

Plan Category	Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights[1][2]	Weighted-Average Exercise Price of Outstanding Options and Rights ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Third Column)
Equity compensation plans approved by security holders	2010 Stock Incentive Plan	21,283 [3]	—	— [4]
	2013 Plan	13,258,785 [5]	47.29 [6]	— [4]
	2021 Plan	8,566,681 [7]	60.57 [6]	23,836,222 [8]
Equity compensation plans not approved by security holders	Inducement Option Award	500,000 [9]	61.82 [6]	—
Total		22,346,749	50.69 [6]	23,836,222

(1) Shares underlying DSUs, RSUs and PSUs are deliverable without the payment of any consideration, and therefore these awards have not been taken into account in calculating the weighted-average exercise price.

(2) At December 31, 2023, AIG was also obligated to issue 42,130 shares in connection with previous exercises of stock options with delivery deferred.

(3) Represents shares reserved for issuance in connection with DSUs.

(4) No future awards will be made under these plans.

(5) Represents shares reserved for issuance in connection with outstanding (i) time-vested DSUs, (ii) 2021 PSUs (at target level of performance), (iii) RSUs (including related dividend equivalents accrued through the second quarter of 2021 in the form of additional RSUs) and (v) stock options.

(6) Represents the weighted average exercise price of outstanding stock options.

(7) Represents shares reserved for issuance in connection with outstanding (i) time-vested DSUs, (ii) RSUs (including related dividend equivalents accrued through the fourth quarter of 2023 in the form of additional RSUs that will be settled in cash), (iii) 2022 and 2023 PSUs (at target level of performance) and (iv) stock options.

(8) Represents shares reserved for future issuance under the 2021 Plan (which replaced the 2013 Plan for awards granted on or after May 12, 2021). The number of shares available for issuance under the 2021 Plan would increase if and to the extent that (i) outstanding awards under the 2013 Plan are forfeited, expire, terminate or otherwise lapse or are settled in cash in whole or in part or (ii) outstanding awards under the 2021 Plan are forfeited, expire or are settled in cash in whole or in part, each as provided by the 2021 Plan. In addition, the number of shares available for issuance under the 2021 Plan could increase or decrease depending on actual performance and the number of 2021, 2022 and 2023 PSUs earned.

(9) Represents shares reserved for future issuance in connection with 500,000 stock options granted to Mr. Brian Duperreault in 2017 outside of the 2013 Plan as an "employment inducement award" under NYSE Listing Rule 303A.08, as approved by the Board and governed by the 2013 Plan. The 500,000 stock options consist of 100,000 stock options that vest if, for twenty consecutive trading days, the closing price per share of AIG Parent common stock on the NYSE is at least $80.99, and 400,000 stock options that vest if, for twenty consecutive trading days, the closing price per share of AIG Parent common stock on the NYSE is at least $90.99.

Compensation Glossary

Term	Meaning
Board	Board of Directors
CMRC	The Compensation and Management Resources Committee
LTI	Long-term incentive
PSU	A performance share unit is an unfunded and unsecured promise to deliver one share of stock, subject to time-based and performance-based vesting conditions
RSU	A restricted stock unit is an unfunded and unsecured promise to deliver one share of stock, subject to time-based vesting conditions
STI	Short-term incentive
Stock option	An option to buy a specific number of shares of stock at a pre-set price
TSR	Total Shareholder Return which is a measure of financial performance indicating the total amount an investor reaps from an investment

Report of the Audit Committee

The Audit Committee assists the Board in its oversight of:

- The integrity of our financial statements
- Our compliance with legal and regulatory requirements
- The independent auditor's qualifications and independence
- The performance of our internal audit function

The Audit Committee's specific duties and responsibilities are set forth in its charter, which is available on the AIG website (www.aig.com). Management has primary responsibility for the Company's financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. PwC, the Audit Committee-appointed independent auditor for the year ended December 31, 2023, is responsible for expressing opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on its audits. PwC is also expected to discuss with the Audit Committee any other matters it deems appropriate.

In performing its oversight responsibilities, the Audit Committee reviewed and discussed with management and PwC, our consolidated financial statements as of and for the year ended December 31, 2023, and our internal control over financial reporting as of December 31, 2023. During the year, the Audit Committee also discussed with PwC and our internal auditor the overall scope and plans for their respective audits. The Audit Committee regularly meets with management and with PwC and holds executive sessions, including with PwC, the chief financial officer and chief internal auditor, to discuss their reviews, the evaluation of internal control over financial reporting and the overall quality of our financial reporting.

The Audit Committee has discussed with PwC the matters required by the SEC and the Public Company Accounting and Oversight Board's (PCAOB) Auditing Standard No. 1301, *Communications with Audit Committees*. The Audit Committee and PwC have also discussed PwC's independence from management, including communications from PwC required by the PCAOB's Rule 3526, *Communication with Audit Committees Concerning Independence*, Rule 3524, A*udit Committee Pre-Approval of Certain Tax Services*, and Rule 3525, *Audit Committee Pre-approval of Non-Audit Services Related to Internal Control Over Financial Reporting*.

As discussed in Proposal 3, the Audit Committee pre-approves all audit and non-audit services to be provided by PwC, and the related fees for those services. The Audit Committee has concluded that PwC's provision of non-audit services does not impair PwC's independence as the external auditor.

PwC has reported to the Audit Committee that our audited financial statements are fairly presented in accordance with U.S. generally accepted accounting principles. The Audit Committee reviewed management's assessment and report on the effectiveness of our internal control over financial reporting, as well as PwC's audit report on the effectiveness of our internal control over financial reporting, which were both included in our Annual Report on Form 10-K for the year ended December 31, 2023. Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board — and the Board approved — the inclusion of the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC.

The Audit Committee recommended to the Board — and the Board approved — the appointment of PwC as our independent auditor for 2024.

Audit Committee

Peter R. Porrino, Chair
Paola Bergamaschi
W. Don Cornwell
Vanessa A. Wittman

Proposal 3
Ratify Appointment of PwC to Serve as Independent Auditor for 2024

What am I voting on?

We are asking shareholders to vote on a proposal to ratify the appointment of PwC to serve as our independent auditor until the next annual meeting.

Voting Recommendation

The Board of Directors unanimously recommends a vote **FOR** the proposal to ratify the appointment of PwC to serve as independent auditor for 2024.

While ratification of the appointment of PwC is not required by our By-Laws, Certificate of Incorporation, or otherwise, the Board is submitting the selection of PwC to our shareholders for ratification as a matter of good corporate practice. The Board will take into consideration the shareholder vote, but the Audit Committee, in its discretion, may retain PwC (or select a different independent registered public accounting firm) at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Retention and Review of Auditor

The Audit Committee evaluates, at least annually, the independent auditor's qualifications, performance and independence, and every five years (or more frequently if the Audit Committee deems it appropriate), considers whether to select a different independent auditor. PwC, or one of its predecessor firms, has been our independent audit firm since 1980.

At this time, the Audit Committee and the Board believe that the continued retention of PwC as our independent registered public accounting firm is in the best interests of the Company and our shareholders.

Audit Partner Rotation

In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements that limit the number of consecutive years an individual partner may provide service to AIG. For lead and concurring audit partners, the limit is five years. The Audit Committee is involved in the selection of the lead audit partner. The selection process includes meetings with the candidate and members of the Audit Committee, including the chair, as well as consideration of the candidate by the full Audit Committee with input from management. PwC's most recent lead audit partner assumed the role in connection with the audit of our December 31, 2019 financial statements and completed his service with the audit of the December 31, 2023 financial statements. A new lead audit partner assumed the role in January 2024.

Auditor Independence

The Audit Committee assesses PwC's independence throughout the year. This ongoing assessment includes:

- Reviewing with PwC its practices for maintaining independence and ensuring the rotation of the lead and concurring audit partners
- Reviewing and pre-approving all engagements with PwC for non-audit services to ensure that such services are compatible with maintaining the firm's independence
- Regularly reviewing the hiring of PwC partners and other professionals to help ensure that PwC observes the applicable independence rules regarding such hiring practices

Auditor Attendance at the Annual Meeting

Representatives from PwC are expected to participate in the Annual Meeting and will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from shareholders.

2023 and 2022 Fees

(in millions)	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
2022	$49.2	$44.9	$3.0	$0.3	$97.4
2023	$66.0	$26.1	$1.7	$0.2	$94.1

Audit Fees. Audit fees consisted of fees for the audit of our consolidated financial statements as well as subsidiary and statutory audits directly related to the performance of the consolidated audit. Audit fees include out-of-pocket expenses of $0.9 million in 2023 and $1.0 million in 2022.

PwC also provides audit services to certain unconsolidated private equity and real estate funds managed and advised by our subsidiaries. Fees related to those audits were $4.1 million and $4.2 million in 2023 and 2022, respectively, and are not reflected in the table above.

Audit-Related Fees. Audit-related fees include assurance and related services that are traditionally performed by independent accountants, including: audit and pre- and post-implementation reviews of systems, processes and controls; regulatory and compliance attestations; employee benefit plan audits; due diligence related to acquisitions and divestitures; statutory audits not directly related to the performance of the consolidated audit and financial accounting and reporting consultations. The audit-related fees pertaining to the separation of Corebridge were $14.0 million in 2022.

Tax Fees. Tax fees are fees for tax return preparation, transaction-based tax reviews, review of tax accounting matters and other tax planning and consultations.

All Other Fees. All other fees include fees related to regulatory compliance reviews, information technology reviews, information resources, risk management services, business function reviews and other compliance reviews.

Review of Non-Audit Services

The Audit Committee reviews and pre-approves all audit and permitted non-audit services by PwC. It also considers proposed fees — and regularly monitors approved non-audit fees — to determine whether the services are compatible with maintaining the firm's independence. Fees may not exceed the dollar caps without the Audit Committee's approval. The Audit Committee approved all of PwC's engagements and associated fees for 2022 and 2023.

Factors Considered in Proposal

The Audit Committee and the Board believe that the continued retention of PwC as the Company's independent external auditor is in the best interests of the Company and our shareholders. In reaching this conclusion, the Audit Committee considered a number of factors, including:

- The firm's performance and that of the lead audit and other key engagement partners, including the quality of their audit work and accounting advice
- The firm's demonstrated understanding of our global businesses, accounting policies and practices and internal control over financial reporting
- The firm's demonstrated commitment to maintaining its independence from management
- The ongoing evaluation and monitoring of the appropriateness of the firm's fees for audit and non-audit services
- The most recent PCAOB inspection report on the firm's audit practices and the firm's quality control efforts
- The results of the Audit Committee's ongoing and annual evaluation of PwC's performance

Proposal 4
Shareholder Proposal Requesting an Independent Board Chair Policy

What am I voting on?

We have been advised by Kenneth Steiner, 14 Stoner Avenue, No. 2M, Great Neck, NY, 11021, that he has continuously owned at least $2,000 in market value of AIG Parent common stock entitled to vote on the proposal for at least three years, and that he intends for John Chevedden to present the proposal and supporting statement set forth below for consideration at the 2024 Annual Meeting. AIG is not responsible for the accuracy or content of the proposal and supporting statement.

Voting Recommendation

The Board of Directors unanimously recommends a vote **AGAINST** the shareholder proposal - see the "AIG Statement in Opposition" beginning on page 95 below.

Proposal 4 – Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

It is a best practice to adopt this policy soon. However this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

This proposal topic won outstanding 45%-support at the 2023 American International Group annual meeting with Mr. Peter Zaffino as a relatively new Chairman/CEO. This is all the more impressive because the AIG Board of Directors was against the 2023 proposal and it takes a lot more shareholder conviction to vote against a BOD recommendation than to simply go along with it. This 45%-support likely represented more than 50%-support from professional investors who have access to independent proxy voting advice.

Mr. John Rice, AIG lead director, seems to have gotten off to a rocky start as lead director which is a weak substitute for an Independent Board Chairman. For example, executive pay was rejected by an overwhelming 67% of shares at the 2023 AIG annual meeting.

Ms. Linda Mills, chair of the executive pay committee, was rejected by 77 million against votes. By comparison 4 AIG directors received less than 3 million against votes each.

It appears that the AIG lead director does not have much of a role in regard to executive pay or the performance of each directors.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of his lead director duties to others and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on. The Chairman of the Board can override advice from the lead director.

Please vote yes:
Independent Board Chairman – Proposal 4

AIG Statement in Opposition

The Board believes that, currently, the Company and its shareholders are best served by Peter Zaffino as both Chairman & CEO and John Rice as Lead Independent Director.

We have recently conducted extensive outreach with our shareholders which specifically included discussions regarding our current Board leadership structure. There was not a consensus view that we should change our current structure. In response to the feedback we did receive, we enhanced the duties and responsibilities of the Lead Independent Director (see page 24). Our shareholders, in fact, expressed high regard for the performance of Peter Zaffino, our Chairman & CEO. Mr. Zaffino has provided strong leadership since joining the Company in 2017, including designing and successfully delivering on multiple complex initiatives resulting in sustainable, profitable growth, as well as recruiting talent throughout the organization. Mr. Zaffino has deep insurance expertise and is highly respected in the global insurance industry and by the Company's many stakeholders, including shareholders and the investment community more broadly. In 2023, Mr. Zaffino led efforts to broaden and diversify the skills and experience of the Board through the successful recruitment of three new independent directors: Diana Murphy, Vanessa Wittman and Jimmy Dunne.

The Board is responsible for establishing and maintaining an effective leadership structure for the Company. The Board believes that, currently, the most effective leadership structure for the Company is achieved through the combination of the extensive knowledge and experience of Mr. Zaffino and the active, independent leadership of John Rice.

Because our Chair is not independent, the Board selected a non-management director to serve as Lead Independent Director as required by AIG's By-Laws and Corporate Governance Guidelines. The Board believes that a Lead Independent Director with well-defined responsibilities enhances the effectiveness of the independent directors, improves risk management and oversight, and provides a channel for independent directors to candidly raise issues or concerns for the Board's consideration. Mr. Rice speaks with Mr. Zaffino regularly, and the Board believes that Mr. Rice's professional experience positions him well for working collaboratively with Mr. Zaffino while simultaneously providing independent oversight of management.

Our Lead Independent Director role is robust with substantive leadership responsibilities that help to ensure effective independent oversight.

Our Board is aligned with, and accountable to, our shareholders, and recently adopted several updates to the Corporate Governance Guidelines, including expanding upon the role of the Lead Independent Director. The Lead Independent Director has the following duties and responsibilities:

- Providing advice, guidance and assistance to the Chair;
- Calling and chairing executive sessions of the Independent Directors, in conjunction with each regularly scheduled meeting of the Board and calling and chairing additional executive sessions and meetings of the Independent Directors as needed;
- Approving the agenda for each Board meeting;
- Approving Board meeting schedules;
- Coordinating with the Chair and the chair of the Nominating and Corporate Governance Committee to identify and evaluate candidates qualified to serve as directors on the Board;
- Coordinating with the Chair and the chair of the Nominating and Corporate Governance Committee with respect to the format and process for the performance evaluations of the Board and its committees;
- Chairing meetings of the Board in the absence of the Chair;
- Serving as a liaison and facilitating communication between the Chair and the Independent Directors;
- Advising and providing feedback to the Chair regarding the quality, quantity, appropriateness and timeliness of information provided to the Board;
- Being available for communications with shareholders, government officials, and other stakeholders, as necessary, upon reasonable request;
- Conferring regularly with the Chair on matters of importance that may require action or oversight by the Board; and
- Carrying out such other duties as are requested by the Independent Directors, the Board or any of its committees from time to time.

The Board believes it is important to preserve the flexibility to determine the most effective leadership structure based on an assessment of the Company's needs and circumstances at any given time.

The Board believes our Company and our shareholders benefit from this flexibility, as our directors are well positioned to determine our leadership structure given their in-depth knowledge of our leadership team, our strategic goals and the opportunities and challenges we face. Moreover, our Lead Independent Director role, as well as our other corporate governance practices, already provide robust independent leadership and the level of leadership and oversight requested by this proposal. The Board has concluded that, rather than taking a "one-size-fits-all" approach to its leadership structure, the Board's fiduciary responsibilities are best fulfilled by retaining flexibility to determine the leadership structure that serves the best interests of AIG and its shareholders, considering the Company's needs and circumstances at any given time.

The Board does not believe that any single leadership model is appropriate in all circumstances. This view is supported by the diversity of practice at U.S. public companies: according to the 2023 U.S. Spencer Stuart Board Index, only 39 percent of S&P 500 companies have an independent chair and 41 percent of S&P 500 companies have combined the board chairperson and CEO roles.

Our current leadership structure provides strong, independent Board oversight of management, and our robust corporate governance practices and mechanisms seek to ensure accountability.

Except for Mr. Zaffino, all director nominees are independent, and each committee is comprised entirely of independent directors – ensuring that independent directors have oversight of critical matters, such as the integrity of AIG's financial statements (including internal control over financial reporting), risk management, the compensation of executive officers, the nomination of directors, and the development of corporate governance principles. In addition, under the Corporate Governance Guidelines and each committee's charter, independent directors may, in their sole discretion, retain separate legal, accounting, and other advisors, as they deem necessary or appropriate. The independent directors regularly meet in private sessions without management during Board and committee meetings, and the Lead Independent Director is empowered to call additional private sessions as needed. The Board believes that the Company's overall corporate governance framework already satisfies the proposal's stated objectives. Existing corporate governance practices and mechanisms include:

- A diverse and experienced Board elected annually
- Majority voting for directors in uncontested elections
- Independent directors meet regularly without management in conjunction with regularly scheduled Board and committee meetings
- The Board annually evaluates the CEO performance
- The Board reviews the selection of the Lead Independent Director annually

The Board believes that, given the robust independent oversight framework in place, shareholders are best served by the Board retaining the flexibility to determine, from time to time, the most appropriate leadership structure based on the Company's needs under the circumstances existing at the time.

Voting Recommendation

For the reasons set forth above, the Board of Directors unanimously recommends a vote **AGAINST** the shareholder proposal requesting an independent Board chair policy.

Proposal 5
Shareholder Proposal Requesting a Director Resignation By-Law

What am I voting on?

We have been advised by the New York City Carpenters Pension Fund, 395 Hudson Street, 9th Floor, New York, New York, 10014, that it has continuously owned at least $25,000 in market value of AIG Parent common stock entitled to vote on the proposal for at least one year, and that it intends to present the proposal and supporting statement set forth below for consideration at the 2024 Annual Meeting. AIG is not responsible for the accuracy or content of the proposal and supporting statement.

Voting Recommendation

The Board of Directors unanimously recommends a vote **AGAINST** the shareholder proposal - see the "AIG Statement in Opposition" beginning on page 98 below.

Proposal 5 - Director Resignation By-Law

Resolved: That the shareholders of American International Group ("Company") hereby request that the board of directors take the necessary action to adopt a director election resignation bylaw that requires each director nominee to submit an irrevocable conditional resignation to the Company to be effective upon the director's failure to receive the required shareholder majority vote support in an uncontested election. The proposed resignation bylaw shall require the Board to accept a tendered resignation absent the finding of a compelling reason or reasons to not accept the resignation. Further, if the Board does not accept a tendered resignation and the director remains as a "holdover" director, the resignation bylaw shall stipulate that should a "holdover" director fail to be re-elected at the next annual election of directors, that director's new tendered resignation will be automatically effective 30 days after the certification of the election vote. The Board shall report the reasons for its actions to accept or reject a tendered resignation in a Form 8-K filing with the U.S. Securities and Exchange Commission.

Supporting Statement: The Proposal requests that the Board establish a director resignation bylaw to enhance director accountability. The Company has established in its bylaws a majority vote standard for use in an uncontested director election, an election in which the number of nominees equal the number of open board seats. Under applicable state corporate law, a director's term extends until his or her successor is elected and qualified, or until he or she resigns or is removed from office. Therefore, an incumbent director who fails to receive the required vote for election under majority vote standards continues to serve as a "holdover" director until the next annual meeting. A Company governance policy currently addresses the continued status of an incumbent director who fails to be re-elected by requiring such director to tender his or her resignation for Board consideration.

The new director resignation bylaw will set a more demanding standard of review for addressing director resignations then that contained in the Company's resignation governance policy. The resignation bylaw will require the reviewing directors to articulate a compelling reason or reasons for not accepting a tendered resignation and allowing an unelected director to continue to serve as a "holdover" director. Importantly, if a director's resignation is not accepted and he or she continues as a "holdover" director but again fails to be elected at the next annual meeting of shareholders, that director's new tendered resignation will be automatically effective 30 days following the election vote certification. While providing the Board latitude to accept or not accept the initial resignation of an incumbent director that fails to receive majority vote support, the amended bylaw will establish the shareholder vote as the final word when a continuing "holdover" director is not re-elected. The Proposal's enhancement of the director resignation process will establish shareholder voting in director elections as a more consequential governance right.

AIG Statement in Opposition

AIG's Corporate Governance Guidelines Already Provide for Mandatory Director Resignation

The Board has considered the above proposal carefully and believes it to be unnecessary. Incumbent directors are already required to submit irrevocable resignations prior to being nominated for re-election which would be triggered if a director fails to receive a majority of votes cast for the director's election. Specifically, under AIG's Corporate Governance Guidelines, an incumbent director can only be nominated for re-election provided that, prior to the mailing of the proxy statement for the annual meeting at which the director is to be re-elected, the director has tendered an irrevocable resignation that will be effective upon (i) the director's failure to receive a majority of votes cast at any annual meeting at which the director is nominated for re-election and (ii) the Board decides to accept such resignation.

The Board believes this proposal is overbroad, has the potential to harm shareholder interests, and ultimately is unnecessary given the Company's strong governance practices. Further, imposing a uncompromising standard that forces a board to accept an irrevocable resignation on file without regard to the specific circumstances strips the Board of its discretion in determining the board composition that serves the best interests of AIG and our shareholders in light of the Company's needs and circumstances at the time.

The Board Must Maintain the Ability to Exercise its Judgment

The Board believes it is critically important to maintain the flexibility to choose the right mix of skills, expertise and experience represented on the Board to best fit the Company's strategic goals. By requiring a mandatory director resignation without regard to the circumstances, the Board's effectiveness is unilaterally constrained, which ultimately harms shareholders. Further, the shareholder proposal would eliminate the Board's ability to act in the interests of AIG and its shareholders by limiting its decision-making authority. The Board believes that our Company and our shareholders benefit from the Board's judgment in exercising its discretion as to whether to accept a director's irrevocable resignation on file based on the facts and circumstances at the time.

Our Strong Corporate Governance Practices Promote Board Accountability and Responsiveness to Shareholders

Our Board recognizes that it is accountable to our shareholders and believes that our current corporate governance practices demonstrate and promote accountability and advance long-term value creation. Our key substantive shareholder rights and strong corporate governance practices include:

- **Irrevocable Resignation Letter**: Each director nominee has submitted an irrevocable resignation that becomes effective upon (1) the nominee's failure to receive the required vote and (2) the Board's acceptance of the resignation.

- **Active Shareholder Engagement Program**: We regularly engage with our shareholders to solicit their feedback regarding issues including executive compensation and corporate governance.

- **Lead Independent Director**: Our Lead Independent Director has well-defined responsibilities that enhance the effectiveness of the independent directors, improves risk management and oversight, and provides a channel for independent directors to candidly raise issues or concerns for the Board's consideration.

- **Independent Board**: 9 of 10 director nominees are independent and have deep expertise in insurance, financial services, risk management and corporate governance.

- **Strong Director Succession and Refreshment Practices**: Our Board takes a thoughtful approach to refreshment, considering the characteristics and qualifications of existing directors, potential director departures and the Company's evolving strategic objectives when evaluating Board composition.

- **Diverse Board of Directors**: Our Board reflects diversity in experience, skills, race, ethnicity, age and gender. Fifty percent of our Board identifies as female or an underrepresented minority.

- **Proxy Access**: We have adopted a proxy access right applying corporate best practices, allowing shareholders to include director nominations in our proxy statement.

- **Annual Board Self-Evaluations**: Our Board annually reviews the qualifications, experiences and contributions of its directors to provide for a Board that is comprised of the right mix to achieve AIG's strategic goals.

- **Communication with the Board**: Shareholders may communicate with any individual director or the full Board.

Voting Recommendation

For the reasons set forth above, the Board of Directors unanimously recommends a vote **AGAINST** the shareholder proposal requesting a director election resignation by-Law.

Frequently Asked Questions About the Annual Meeting

Why Am I Receiving These Materials?

We are providing these proxy materials to you in connection with the solicitation by the AIG Board of Directors of proxies to be voted at our 2024 Annual Meeting of Shareholders and at any postponed or reconvened meeting.

When and Where is the Annual Meeting?

We will hold our Annual Meeting in a virtual format on May 15, 2024, at 11:00 a.m. Eastern Time. The virtual meeting website is www.virtualshareholdermeeting.com/AIG2024.

Who Can Participate in the Annual Meeting?

Because the Annual Meeting will be held in a virtual format, shareholders holding AIG Parent common stock as of the close of business on March 18, 2024, which is referred to as the "record date," may participate from any geographic location with internet connectivity through a live audio webcast at www.virtualshareholdermeeting.com/AIG2024. Once on that website, you will need to log in using the 16-digit control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials or email notification. You may log into the meeting's website beginning at 10:45 a.m. Eastern Time on May 15, 2024.

Who Can Vote During the Annual Meeting?

All shareholders are entitled to vote before or during the Annual Meeting if they owned shares of AIG Parent common stock on the record date. Please see "How Do I Vote?" on page 100 for more information about voting before or during the Annual Meeting. A list of shareholders of record as of the record date will be available for inspection by shareholders for any purpose that is germane to the meeting from May 3, 2024 to May 14, 2024. Shareholders may request the list by emailing *AIGCorporateSecretary@AIG.com*. A list of shareholders of record will also be available at www.virtualshareholdermeeting.com/AIG2024 during the Annual Meeting.

Will There be an Opportunity to Ask Questions During the Annual Meeting?

Time will be allotted after the adjournment of the formal meeting for a Question-and-Answer period. Shareholders will be able to submit questions relevant to the business of the meeting during the meeting through www.virtualshareholdermeeting.com/AIG2024 by typing the question into the indicated question box and clicking "Submit." You will need your 16-digit control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials or email notification.

Each shareholder may submit a maximum of two questions. We ask that questions be succinct and cover only one topic per question. Time may not permit the answering of every question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped and answered together to avoid repetition.

What Can I do if I Have Trouble Logging Into the Annual Meeting?

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting login page at www.proxyvote.com.

What is the Quorum Requirement for the Annual Meeting?

Under the Company's By-Laws, a quorum is required to transact business at the Annual Meeting. A quorum is defined as a majority of the outstanding shares of AIG Parent common stock as of the record date, present either virtually or in person or represented by proxy and entitled to vote. As of the record date, 674,031,796 shares of common stock were issued and outstanding. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. Each share of AIG Parent common stock is entitled to one vote for each matter to be voted on at our Annual Meeting.

What is the Difference Between Holding Shares as a Shareholder of Record and as a Beneficial Owner of Shares Held in Street Name?

If your shares of AIG Parent common stock are registered directly in your name with our transfer agent, EQ Shareowner Services, you are considered a "shareholder of record" of those shares.

If your shares are held in an account at a bank, brokerage firm or other intermediary, you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials, as well as a voting instruction form, from the intermediary holding your shares and, as a beneficial owner, you have the right to direct the intermediary as to how to vote them. Most individual shareholders are beneficial owners of shares held in street name.

How Do I Vote?

By Internet

You can vote online at www.proxyvote.com.

By Telephone

In the United States or Canada, you can vote by telephone. Easy-to-follow prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

You can find the telephone number on your proxy card, voting instruction form, or other communications.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m. Eastern Time on May 14, 2024. To authenticate your internet or telephone vote, you will need to enter your 16-digit control number found on you proxy card, voting instruction form, notice of internet availability of proxy materials, or email notification. If you vote online or by telephone, you do not need to return a proxy card or voting instruction form. Please note that participants in a 401(k) plan sponsored by the Company must vote by internet or telephone by 11:59 p.m. Eastern Time on May 12, 2024.

By Mail

You can mail the proxy card or voting instruction form enclosed with your printed proxy materials. Mark, sign and date your proxy card or voting instruction form, and return it in the prepaid envelope that has been provided or return it to:

Vote Processing, c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717

To be valid, your proxy card or voting instruction form must be received by 10:00 a.m. Eastern Time, on May 15, 2024 or, if your shares are held in a 401(k) plan sponsored by the Company, by 11:59 p.m. Eastern Time on May 12, 2024.

During the Annual Meeting

Shareholders as of the close of business on the record date, March 18, 2024, are entitled to virtually attend and vote during the Annual Meeting online at www.virtualshareholdermeeting.com/AIG2024.

If you have already voted online, by telephone or by mail, your vote during the Annual Meeting will supersede your earlier vote.

How Can I Revoke My Proxy or Change My Vote?

- If you voted by telephone or internet, access the method you used and follow the instructions for revoking a proxy
- If you mailed a proxy card, mail a new proxy card with a later date, which will override your earlier proxy card, or
- Vote virtually during the Annual Meeting at www.virtualshareholdermeeting.com/AIG2024.

How Will My Shares Be Voted?

Each share of AIG Parent common stock is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or the internet, the proxy holders will have, and intend to exercise, discretion to vote your shares in accordance with their best judgment on any matters not identified in this Proxy Statement that are brought to a vote at the Annual Meeting.

If your shares are registered in your name and you sign and return a proxy card or vote by telephone or the internet but do not give voting instructions on a particular proposal, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation. If you hold your shares in street name and do not give voting instructions on a proposal, your broker is only permitted under the NYSE rules to vote your shares in its discretion on Proposal 3 (ratification of the appointment of the independent auditor) and is required to withhold a vote on each of the other proposals, resulting in a so-called "broker non-vote." Broker non-votes will not be treated as a vote "for" or "against" the proposals and therefore will have no effect on the vote. Although the Board does not anticipate that any of the director nominees will be unable to stand for election as a director nominee at the Annual Meeting, if this occurs, the persons named as proxies on the proxy card will vote your shares in favor of such other person or persons as may be recommended by the NCGC and nominated by the Board. Alternatively, the Board may reduce its size.

If you own shares held in an AIG-sponsored 401(k) plan, you can direct the voting of your proportionate interest in shares of AIG Parent common stock held within an AIG-sponsored 401(k) plan by returning a voting instruction card or providing voting instructions by the internet or by telephone to the trustee. In the event that the trustee does not receive voting instructions from you, your shares of AIG Parent common stock held in an AIG-sponsored 401(k) plan shall be voted by the trustee proportionally in the same manner as it votes AIG Parent common stock as to which the trustee or its agent have received voting instructions from participants.

How Do Abstentions Affect the Voting Results?

Proposal	Vote Required for Approval	Effect of Abstentions
Election of Directors	Majority of votes cast	No effect
Advisory Vote to Approve Named Executive Officer Compensation	Majority of votes cast	No effect
Ratify Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2024	Majority of votes cast	No effect
Shareholder Proposal Requesting an Independent Board Chair Policy	Majority of votes cast	No effect
Shareholder Proposal Requesting a Director Resignation By-Law	Majority of votes cast	No effect

What Happens if a Director in an Uncontested Election Receives More Votes "Against" than "For"?

Under our By-Laws, directors in an uncontested election must receive more votes "for" their election than "against." Under our Corporate Governance Guidelines, each nominee has submitted an irrevocable resignation that becomes effective upon (1) the nominee's failure to receive the required vote and (2) the Board's acceptance of the resignation. The Board will accept that resignation unless the NCGC recommends, and the Board determines, that the best interests of the Company and its shareholders would not be served by doing so.

Who Counts the Votes?

Broadridge Financial Solutions (Broadridge), an independent entity, will tabulate the votes. At the Annual Meeting, a representative of Broadridge will act as the independent Inspector of Election and in this capacity will supervise the voting, decide the validity of proxies, and certify the results.

Who Pays for the Proxy Solicitation and How May the Company Solicit My Proxy?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees in person or by telephone, facsimile or other electronic means. We have retained Morrow Sodali LLC to assist in the solicitation of proxies for a fee of approximately $20,000 plus reasonable out-of-pocket expenses and disbursements. As required by the SEC and the NYSE, we also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of our common stock.

Why Did I Receive a Notice of Internet Availability?

To conserve resources and reduce costs, we are sending most shareholders — as we are permitted to do under the SEC's rules — a notice of internet availability of proxy materials. The notice explains how you can access proxy materials on the internet and how to obtain printed copies if you prefer. It also explains how you can choose either electronic or print delivery of proxy materials for future annual meetings.

How Can I Receive My Proxy Materials Electronically?

To conserve resources and reduce costs, we encourage shareholders to access their proxy materials electronically.

Before the Annual Meeting, you can sign up for electronic access when voting online at www.proxyvote.com. If you are a registered shareholder or a beneficial owner of shares held in street name, you can sign up at enroll.icsdelivery.com/aig to get electronic access to proxy materials for future meetings, rather than receiving them in the mail. Once you sign up, you will receive an email each year explaining how to access our Annual Report and Proxy Statement, and how to vote online. Your enrollment for electronic access will remain in effect unless you cancel it, which you can do up to two weeks before the record date for any future meeting.

What if I Share the Same Address as Another Shareholder?

If you share an address with one or more shareholders, you may have received only a single copy of the Annual Report, Proxy Statement or notice of internet availability of proxy materials for your entire household. This practice, known as "householding," is intended to reduce printing and mailing costs. If you are a registered shareholder and you prefer to receive a separate Annual Report, Proxy Statement or notice of internet availability of proxy materials this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in "householding" and receive a single copy, contact EQ Shareholder Services at (888) 899-8293, or by mail to 1110 Centre Pointe Curve #101, Mendota Heights, MN 55120 or email stocktransfer@equiniti.com. If you are a beneficial owner of shares held in street name, please contact your bank, brokerage firm or other intermediary to make your request. There is no charge for separate copies.

How Can I Receive a Copy of the Company's 2023 Annual Report on Form 10-K?

We will provide, without charge, a copy of the Annual Report on Form 10-K for the year ended December 31, 2023 to any shareholder upon a request directed to Investor Relations (see page 103 for contact information).

Will Any Other Business be Presented at the Annual Meeting?

As of the date of this Proxy Statement, the Board knows of no other matter that will be properly presented for shareholder action at the Annual Meeting other than those matters discussed in this Proxy Statement. However, if any other matter requiring a vote of the shareholders properly comes before the Annual Meeting, then the individuals acting under the proxies solicited by the Board will have the discretion to vote on those matters for you.

How Do I Submit Proposals and Nominations for the 2025 Annual Meeting?

Shareholder Proposals to be Included in the Proxy Statement

To submit a shareholder proposal to be considered for inclusion in our Proxy Statement for the 2025 Annual Meeting under Rule 14a-8 of the Exchange Act, you must send the proposal to our Corporate Secretary by mail or email (see page 103 for contact information). The Corporate Secretary must receive the proposal in writing by 11:59 p.m. Eastern Time on December 3, 2024.

Shareholder Proposals to be Introduced at the 2025 Annual Meeting

To introduce a proposal for vote at the 2025 Annual Meeting (other than a shareholder proposal included in the Proxy Statement under Rule 14a-8 of the Exchange Act), our By-Laws require that you send advance written notice to our Corporate Secretary by mail (see page 103 for contact information) for receipt no earlier than January 15, 2025, and no later than 11:59 p.m. Eastern Time on February 14, 2025. This notice must include the information specified in our By-Laws, a copy of which is available on our website at www.aig.com.

Director Nominations at the 2025 Annual Meeting

Our By-Laws require that a shareholder who wishes to nominate a candidate for election as a director at the 2025 Annual Meeting (other than pursuant to the "proxy access" provisions of the By-Laws) must send advance written notice to the Corporate Secretary by mail (see page 103 for contact information) for receipt no earlier than January 15, 2025, and no later than 11:59 p.m. Eastern Time on February 14, 2025. This notice must include the information specified in our By-Laws, a copy of which is available on our website at www.aig.com. In addition to complying with the advance notice provisions of our By-Laws, to nominate a candidate for election, shareholders must give timely notice that complies with the additional requirements of Rule 14a-19 of the Exchange Act, and which notice must be received no later than March 17, 2025.

Director Nominations by Proxy Access

An eligible shareholder who wishes to have a nominee of that shareholder included in our Proxy Statement for the 2025 Annual Meeting pursuant to the "proxy access" provisions of our By-Laws must send advance written notice to the Corporate Secretary (see page 103 for contact information) for receipt no earlier than November 3, 2024, and no later than 11:59 p.m. Eastern Time on December 3, 2024. This notice must include the information specified by the By-Laws, a copy of which is available on our website at www.aig.com.

How Do I Contact the Corporate Secretary's Office?

Shareholders may contact the Corporate Secretary's Office in one of two methods:

Write a Letter

American International Group, Inc.
Attn: Corporate Secretary
1271 Ave of the Americas
New York, NY 10020-1304

Send an Email

AIGCorporateSecretary@AIG.com

How Do I Contact Investor Relations?

Shareholders may contact AIG's Investor Relations in one of two methods:

Write a Letter

American International Group, Inc.

Attn: Investor Relations
1271 Ave of the Americas
New York, NY 10020-1304

Send an Email

IR@AIG.com

Other Important Information

Cautionary Note Concerning Factors That May Affect Future Results

This Proxy Statement contains forward-looking statements which, to the extent they are not statements of historical or present fact, may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are intended to provide management's current expectations or plans for AIG's future operating and financial performance based on assumptions currently believed to be valid and accurate. Forward-looking statements are often preceded by, followed by or include words such as "will," "believe," "anticipate," "expect," "expectations," "intend," "plan," "strategy," "prospects," "project," "anticipate," "should," "guidance," "outlook," "confident," "focused on achieving," "view," "target," "goal," "estimate," and other words of similar meaning.

Forward-looking statements provide our current expectations or forecasts of future events, circumstances, results or aspirations, and are subject to significant risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from those set forth in such forward-looking statements. Certain of those risks and uncertainties are described in our Annual Report on Form 10-K for the year ended December 31, 2023. Forward-looking statements speak only as of the date of this Proxy Statement. We are not under any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in any forward-looking statements is disclosed from time to time in our SEC filings.

How to Communicate with the Board

Shareholders and other interested persons may communicate with the Board, the Lead Independent Director, or with one or more directors by:

- Writing a letter in care of the Corporate Secretary (see page 103 for contact information);
- Emailing BoardofDirectors@AIG.com; or
- Contacting the Compliance Help Line at 1-877-244-2110, menu item #3 (to access the AIG Compliance Help Line from outside the United States, dial the appropriate country code, wait for the prompt, then dial the number).

Communications relating to accounting, internal controls or auditing matters can be sent by:

- Writing a letter to the Chair of the Audit Committee in care of the Corporate Secretary (see page 103 for contact information); or
- Emailing BoardofDirectors@AIG.com.

The Corporate Secretary opens all communications and forwards them, as appropriate, pursuant to the Corporate Governance Guidelines. However, at the discretion of the Corporate Secretary, items unrelated to the directors' duties and responsibilities as members of the Board may not be forwarded, including solicitations and advertising materials, unsolicited publications, job or product inquiries, invitations to conferences and other materials considered to be illegal, incoherent, trivial, irrelevant, and/or harassing.

Corporate Governance Information

Our By-Laws, Certificate of Incorporation, Corporate Governance Guidelines, the charters for each Board committee, the Director, Officer and Senior Financial Officer Code of Business Conduct and Ethics (and any amendments of or waivers from the code), the Employee Code of Conduct and Supplier Code of Conduct are available on our website (www.aig.com). Printed copies of these documents will be provided, without charge, to any shareholder upon a request addressed to Investor Relations through the contact information provided on page 103.

Transactions With Related Persons

We have a written policy requiring that the NCGC (or, in certain circumstances, the chair of the NCGC) determine whether to approve or ratify transactions exceeding $120,000 in which the Company is a participant and in which a related person — a director, nominee for director, executive officer, their respective immediate family members, and 5 percent shareholders and their immediate family members— has a direct or indirect material interest. Under the policy, the NCGC determines whether each transaction presented to it should be approved (or, where applicable, ratified) based on whether the transaction is in, or is not inconsistent with, the best interests of the Company and its shareholders. Certain types of transactions are considered pre-approved by the NCGC, such as insurance and financial services transactions (including the purchase and sale of our products and services) entered into in the ordinary course of business on terms and conditions generally available in the marketplace and in accordance with applicable law.

We did not have any related persons transactions in 2023.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than 10 percent of our common stock to file reports with the SEC indicating their holdings of, and transactions in, AIG Parent common stock. Based on a review of these reports, and upon written representations from the reporting persons, we believe that the only filing deficiency under Section 16(a) by our directors, officers and greater than 10 percent holders during 2023 was a late Form 4 filed on July 26, 2023 for William G. Jurgensen to report transactions conducted by a third-party investment advisor in its sole discretion without his direction or knowledge, which had been inadvertently omitted from prior reported holdings for the years 2014 to 2020.

Incorporation by Reference

No reports, documents or websites that are cited or referred to in this Proxy Statement shall be deemed to form part of, or to be incorporated by reference into, this Proxy Statement.

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing by us under the Securities Act of 1933 or the Exchange Act, the Letter to Shareholders from Mr. Zaffino, the Letter to Shareholders from Mr. Rice and the sections of this Proxy Statement entitled "Report of the Compensation and Management Resources Committee" and "Report of the Audit Committee" (to the extent permitted by the SEC rules) shall not be deemed to be so incorporated, unless specifically otherwise provided in such filing.

The section titled "Directors, Executive Officers and Corporate Governance" of our Annual Report on Form 10-K filed with the SEC on February 14, 2024 is incorporated by reference to this Proxy Statement.

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Appendix A
Non-GAAP Financial Measures

Certain of the operating performance measurements used by our management are "non-GAAP financial measures" under Securities and Exchange Commission rules and regulations. GAAP is the acronym for "generally accepted accounting principles" in the U.S. The non-GAAP financial measures presented may not be comparable to similarly named measures reported by other companies.

We use the following operating performance measures because we believe they enhance the understanding of the underlying profitability of continuing operations and trends of our business segments. We believe they also allow for more meaningful comparisons with our insurance competitors.

- **Adjusted Pre-tax Income (APTI)** is derived by excluding the items set forth below from income from continuing operations before income tax. This definition is consistent across our segments. These items generally fall into one or more of the following broad categories: legacy matters having no relevance to our current businesses or operating performance; adjustments to enhance transparency to the underlying economics of transactions; and measures that we believe to be common to the industry. APTI is a GAAP measure for our segments. Excluded items include the following:

  — changes in fair value of securities used to hedge guaranteed living benefits;

  — net change in market risk benefits (MRBs);

  — changes in benefit reserves related to net realized gains and losses;

  — changes in the fair value of equity securities;

  — net investment income on Fortitude Reinsurance Company Ltd. (Fortitude Re) funds withheld assets held by AIG in support of Fortitude Re's reinsurance obligations to AIG post deconsolidation of Fortitude Re (Fortitude Re funds withheld assets);

  — following deconsolidation of Fortitude Re, net realized gains and losses on Fortitude Re funds withheld assets;

  — loss (gain) on extinguishment of debt;

  — all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication. Earned income on such economic hedges is reclassified from net realized gains and losses to specific APTI line items based on the economic risk being hedged (e.g. net investment income and interest credited to policyholder account balances);

  — income or loss from discontinued operations;

  — net loss reserve discount benefit (charge);

  — pension expense related to lump sum payments to former employees;

  — net gain or loss on divestitures and other;

  — non-operating litigation reserves and settlements;

  — restructuring and other costs related to initiatives designed to reduce operating expenses, improve efficiency and simplify our organization;

  — the portion of favorable or unfavorable prior year reserve development for which we have ceded the risk under retroactive reinsurance agreements and related changes in amortization of the deferred gain;

  — integration and transaction costs associated with acquiring or divesting businesses;

  — losses from the impairment of goodwill;

  — non-recurring costs associated with the implementation of non-ordinary course legal or regulatory changes or changes to accounting principles; and

  — income from elimination of the international reporting lag.

- **Adjusted After-tax Income Attributable to AIG Common Shareholders (AATI)** is derived by excluding the tax effected APTI adjustments described above, dividends on preferred stock, noncontrolling interest on net realized gains (losses), other non-operating expenses and the following tax items from net income attributable to AIG:

  — deferred income tax valuation allowance releases and charges;

  — changes in uncertain tax positions and other tax items related to legacy matters having no relevance to our current businesses or operating performance; and

  — net tax charge related to the enactment of the Tax Cuts and Jobs Act.

Years Ended December 31, (in millions, except per common share data)	2023 Pre-tax	2023 Total Tax (Benefit) Charge	2023 Non-controlling Interests[5]	2023 After Tax	2022 Pre-tax	2022 Total Tax (Benefit) Charge	2022 Non-controlling Interests[5]	2022 After Tax
Pre-tax income/net income, including noncontrolling interests	$3,858	$ (20)	$ —	$3,878	$14,299	$3,025	$ —	$11,273
Noncontrolling interests			(235)	(235)			(1,046)	(1,046)
Pre-tax income/net income attributable to AIG	$3,858	$ (20)	$ (235)	$3,643	$14,299	$3,025	$ (1,046)	$10,227
Dividends on preferred stock				29				29
Net income attributable to AIG common shareholders				$3,614				$10,198
Changes in uncertain tax positions and other tax adjustments		230	—	(230)		22	—	(22)
Deferred income tax valuation allowance (releases) charges(1)		357	—	(357)		25	—	(25)
Changes in fair value of securities used to hedge guaranteed living benefits	16	3	—	13	(30)	(6)	—	(24)
Change in the fair value of market risk benefits, net(2)	2	—	—	2	(958)	(202)	—	(756)
Changes in benefit reserves related to net realized gains (losses)	(6)	(1)	—	(5)	(14)	(3)	—	(11)
Changes in the fair value of equity securities	(94)	(20)	—	(74)	53	11	—	42
(Gain) loss on extinguishment of debt	(37)	(8)	—	(29)	303	64	—	239
Net investment income on Fortitude Re funds withheld assets	(1,544)	(324)	—	(1,220)	(943)	(198)	—	(745)
Net realized losses on Fortitude Re funds withheld assets	295	62	—	233	486	102	—	384
Net realized (gains) losses on Fortitude Re funds withheld embedded derivative	2,007	422	—	1,585	(7,481)	(1,571)	—	(5,910)
Net realized (gains) losses(3)	2,496	534	—	1,962	173	38	—	135
Loss from discontinued operations				—				1
Net loss (gain) on divestitures and other	(643)	247	—	(890)	82	17	—	65
Non-operating litigation reserves and settlements	1	—	—	1	(41)	(9)	—	(32)
Favorable prior year development and related amortization changes ceded under retroactive reinsurance agreements	(62)	(13)	—	(49)	(160)	(34)	—	(126)
Net loss reserve discount (benefit) charge	195	41	—	154	(703)	(148)	—	(555)
Pension expense related to a one-time lump sum payment to former employees	84	18	—	66	60	13	—	47
Integration and transaction costs associated with acquiring or divesting businesses	252	53	—	199	194	41	—	153
Restructuring and other costs	553	116	—	437	570	120	—	450
Non-recurring costs related to regulatory or accounting changes	40	8	—	32	37	8	—	29
Net impact from elimination of international reporting lag(4)	(12)	(3)	—	(9)	(127)	(27)	—	(100)
Noncontrolling interests(5)			(514)	(514)			599	599
Adjusted pre-tax income/Adjusted after-tax income attributable to AIG common shareholders	$7,401	$1,702	$ (749)	$4,921	$5,800	$ 1,288	$ (447)	$4,036
Weighted average diluted shares outstanding				725.2				787.9
Income per common share attributable to AIG common shareholders (diluted)				$4.98				$12.94
Adjusted after-tax income per common share attributable to AIG common shareholders (diluted)				$6.79				$5.12

(1) The year ended December 31, 2023 includes a valuation allowance release related to a portion of certain tax attribute carryforwards of AIG's U.S. federal consolidated income tax group, as well as valuation allowance changes in certain foreign jurisdictions.
(2) Includes realized gains and losses on certain derivative instruments used for non-qualifying (economic) hedging.
(3) Includes all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication and net realized gains and losses on Fortitude Re funds withheld assets.

(4)   Effective in the quarter ended December 31, 2022, the foreign property and casualty subsidiaries report on a calendar year ending December 31. We determined that the effect of not retroactively applying this change was immaterial to our Consolidated Financial Statements for the current and prior periods. Therefore, we reported the cumulative effect of the change in accounting principle within the Consolidated Statements of Income (Loss) for the year ended December 31, 2022 and did not retrospectively apply the effects of this change to prior periods.

(5)   Includes the portion of equity interest of non-operating income of Corebridge and consolidated investment entities that AIG does not own.

■   **Diluted Normalized Adjusted After-tax Income (AATI) Attributable to AIG Common Shareholders Per Share** further adjusts diluted AATI attributable to AIG common shareholders per share for the effects of certain volatile or market-related items. We believe this measure is useful to investors for performance management because it presents the trends in diluted AATI attributable to AIG common shareholders per share without the impact of certain items that can experience volatility in our short-term results. Diluted normalized AATI attributable to AIG common shareholders per share is derived by excluding the following from AATI attributable to AIG common shareholders per share: the difference between actual and expected (1) catastrophe losses, net of reinsurance, (2) alternative investment returns, (3) fair value changes on fixed maturity securities, and (4) return on business transactions; Life and Retirement update of actuarial assumptions; prior year loss reserve development, net of reinsurance and premium adjustments; and COVID-19 mortality. General Insurance EPS is further adjusted for certain business factors related to neutralizing Corebridge's impact on AIG's earnings per share.

■   **AIG Return on Common Equity (ROCE)—Adjusted After-tax Income Excluding Accumulated Other Comprehensive Income (AOCI) adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets and Deferred Tax Assets (DTA) (Adjusted Return on Common Equity)** is used to show the rate of return on common shareholders' equity. We believe this measure is useful to investors because it eliminates items that can fluctuate significantly from period to period, including changes in fair value (1) of AIG's available for sale securities portfolio, (2) of market risk benefits attributable to our own credit risk and (3) due to discount rates used to measure traditional and limited payment long-duration insurance contracts, foreign currency translation adjustments and U.S. tax attribute deferred tax assets. This measure also eliminates the asymmetrical impact resulting from changes in fair value of our available for sale securities portfolio wherein there is largely no offsetting impact for certain related insurance liabilities. In addition, we adjust for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets since these fair value movements are economically transferred to Fortitude Re. We exclude deferred tax assets representing U.S. tax attributes related to net operating loss carryforwards and foreign tax credits as they have not yet been utilized. Amounts for interim periods are estimates based on projections of full-year attribute utilization. As net operating loss carryforwards and foreign tax credits are utilized, the portion of the DTA utilized is included in Adjusted return on common equity. Adjusted return on common equity is derived by dividing actual or annualized adjusted after-tax income attributable to AIG common shareholders by average Adjusted common shareholders' equity.

■   **Corebridge Adjusted Pre-tax Operating Income (APTOI)** is derived by excluding the items set forth below from income from operations before income tax. These items generally fall into one or more of the following broad categories: legacy matters having no relevance to Corebridge's current businesses or operating performance; adjustments to enhance transparency to the underlying economics of transactions; and recording adjustments to APTOI that Corebridge believes to be common in Corebridge's industry. Corebridge believes the adjustments to pre-tax income are useful for gaining an understanding of Corebridge's overall results of operations.

APTOI excludes the impact of the following items:

FORTITUDE RE RELATED ADJUSTMENTS:

The modco reinsurance agreements with Fortitude Re transfer the economics of the invested assets supporting the reinsurance agreements to Fortitude Re. Accordingly, the net investment income on Fortitude Re funds withheld assets and the net realized gains (losses) on Fortitude Re funds withheld assets are excluded from APTOI. Similarly, changes in the Fortitude Re funds withheld embedded derivative are also excluded from APTOI.

The ongoing results associated with the reinsurance agreement with Fortitude Re have been excluded from APTOI as these are not indicative of our ongoing business operations.

INVESTMENT RELATED ADJUSTMENTS:

APTOI excludes "Net realized gains (losses)", except for gains (losses) related to the disposition of real estate investments. Net realized gains (losses), except for gains (losses) related to the disposition of real estate investments, are excluded as the timing of sales on invested assets or changes in allowances depend largely on market credit cycles and can vary considerably across periods. In addition, changes in interest rates may create opportunistic scenarios to buy or sell invested assets. Corebridge's derivative results, including those used to economically hedge insurance liabilities or are recognized as embedded derivatives at fair value are also included in Net realized gains (losses) and are similarly excluded from APTOI except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedges or for asset replication. Earned income on such economic hedges is reclassified from Net realized gains and losses to specific APTOI line items based on the economic risk being hedged (e.g., Net investment income and Interest credited to policyholder account balances).

MARKET RISK BENEFIT ADJUSTMENTS:

Certain of Corebridge's variable annuity, fixed annuity and fixed index annuity contracts contain guaranteed minimum withdrawal benefits and/or guaranteed minimum death benefits which are accounted for as market risk benefits (MRBs). Changes in the fair value of these MRBs (excluding changes related to Corebridge's own credit risk), including certain rider fees attributed to the MRBs, along with changes in the fair value of derivatives used to hedge MRBs are recorded through "Change in the fair value of MRBs, net" and are excluded from APTOI.

Changes in the fair value of securities used to economically hedge MRBs are excluded from APTOI.

OTHER ADJUSTMENTS:

Other adjustments represent all other adjustments that are excluded from APTOI and includes the net pre-tax operating income (losses) from noncontrolling interests related to consolidated investment entities. The excluded adjustments include, as applicable:

— restructuring and other costs related to initiatives designed to reduce operating expenses, improve efficiency and simplify Corebridge's organization;

— non-recurring costs associated with the implementation of non-ordinary course legal or regulatory changes or changes to accounting principles;

— separation costs;

— non-operating litigation reserves and settlements;

— loss (gain) on extinguishment of debt, if any;

— losses from the impairment of goodwill, if any; and

— income and loss from divested or run-off business, if any.

■ **Corebridge Adjusted After-tax Operating Income Attributable to Corebridge's Common Shareholders (Adjusted After-tax Operating Income or AATOI)** is derived by excluding the tax effected APTOI adjustments described above, as well as the following tax items from net income attributable to Corebridge:

— reclassifications of disproportionate tax effects from AOCI, changes in uncertain tax positions and other tax items related to legacy matters having no relevance to Corebridge's current businesses or operating performance; and

— deferred income tax valuation allowance releases and charges.

■ **Corebridge Operating Earnings per Common Share** is derived by dividing AATOI by weighted average diluted shares.

Years Ended December 31, *(in millions)*	2023				2022			
	Pre-tax	Total Tax (Benefit) Charge	Non-controlling Interests	After Tax	Pre-tax	Total Tax (Benefit) Charge	Non-controlling Interests	After Tax
Pre-tax income/net income, including noncontrolling interests	$ 940	$ (96)	$ —	$1,036	$10,491	$ 2,012	$ —	$ 8,479
Noncontrolling interests	—	—	68	68	—	—	(320)	(320)
Pre-tax income/net income attributable to Corebridge	940	(96)	68	1,104	10,491	2,012	(320)	8,159
Fortitude Re related items								
Net investment income on Fortitude Re funds withheld assets	(1,368)	(291)	—	(1,077)	(891)	(187)	—	(704)
Net realized (gains) losses on Fortitude Re funds withheld assets	224	48	—	176	397	83	—	314
Net realized (gains) losses on Fortitude Re funds withheld embedded derivative	1,734	369	—	1,365	(6,347)	(1,370)	—	(4,977)
Subtotal Fortitude Re related items	590	126	—	464	(6,841)	(1,474)	—	(5,367)
Other Reconciling Items:								
Reclassification of disproportionate tax effects from AOCI and other tax adjustments	—	89	—	(89)	—	95	—	(95)
Deferred income tax valuation allowance (releases) charges	—	(11)	—	11	—	(157)	—	157
Changes in fair value of market risk benefits, net	(6)	(1)	—	(5)	(958)	(199)	—	(759)
Changes in fair value of securities used to hedge guaranteed living benefits	16	3	—	13	(30)	(6)	—	(24)
Changes in benefit reserves related to net realized gains (losses)	(6)	(1)	—	(5)	(15)	(3)	—	(12)
Net realized (gains) losses[1]	1,792	381	—	1,411	211	44	—	167

Years Ended December 31, (in millions)	2023				2022			
	Pre-tax	Total Tax (Benefit) Charge	Non-controlling Interests	After Tax	Pre-tax	Total Tax (Benefit) Charge	Non-controlling Interests	After Tax
Non-operating litigation reserves and settlements	—	—	—	—	(25)	(5)	—	(20)
Separation costs	**245**	**51**	**—**	**194**	180	142	—	38
Restructuring and other costs	**197**	**41**	**—**	**156**	147	31	—	116
Non-recurring costs related to regulatory or accounting changes	**18**	**4**	**—**	**14**	12	3	—	9
Net (gain) loss on divestiture	**(676)**	**(43)**	**—**	**(633)**	1	—	—	1
Pension expense - non operating	**15**	**3**	**—**	**12**	1	—	—	1
Noncontrolling interests	**68**	**—**	**(68)**	**—**	(320)	—	320	—
Subtotal: Other non-Fortitude Re reconciling items	**1,663**	**516**	**(68)**	**1,079**	(796)	(55)	320	(421)
Total adjustments	**2,253**	**642**	**(68)**	**1,543**	(7,637)	(1,529)	320	(5,788)
Adjusted pre-tax operating income (loss)/Adjusted after-tax operating income (loss) attributable to Corebridge common shareholders	**$3,193**	**$546**	**$—**	**$2,647**	$2,854	$483	$—	$2,371
Weighted average common shares outstanding - diluted				**645.2**				647.4
Income per common share attributable to Corebridge common shareholders				**$1.71**				$12.60
Corebridge Operating Earnings per Common Share				**$4.10**				$3.66

(1) Includes all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication. Additionally, gains (losses) related to the disposition of real estate investments are also excluded from this adjustment.

■ **Corebridge Adjusted Return on Average Equity (Adjusted RoAE)** is derived by dividing AATOI by average Adjusted Book Value and is used by management to evaluate Corebridge's recurring profitability and evaluate trends in Corebridge's business. Corebridge believes this measure is useful to investors as it eliminates the asymmetrical impact resulting from changes in fair value of Corebridge's available-for-sale securities portfolio for which there is largely no offsetting impact for certain related insurance liabilities that are not recorded at fair value with changes in fair value recorded through Other comprehensive income (OCI). It also eliminates asymmetrical impacts where Corebridge's own credit non-performance risk is recorded through OCI. In addition, Corebridge adjusts for the cumulative unrealized gains and losses related to Fortitude Re's funds withheld assets since these fair value movements are economically transferred to Fortitude Re.

(in millions, unless otherwise noted)	Years Ended December 31,	
	2023	2022
Actual or annualized net income (loss) attributable to Corebridge shareholders (a)	**$1,104**	$8,159
Actual or annualized adjusted after-tax operating income attributable to Corebridge shareholders (b)	**2,647**	2,371
Average Corebridge shareholders' equity (c)	**10,326**	15,497
Less: Average AOCI	**(15,773)**	(8,143)
Add: Average cumulative unrealized gains and losses related to Fortitude Re funds withheld assets	**(2,702)**	(919)
Average Adjusted Book Value (d)	**$23,397**	$22,721
Return on Average Equity (a/c)	**10.7%**	52.6%
Adjusted RoAE (b/d)	**11.3%**	10.4%

■ **Corebridge Normalized Adjusted Return on Average Equity (RoAE)** is derived by dividing AATOI by average Adjusted Book Value. AATOI and average Adjusted Book Value are normalized for annual actuarial assumptions update, litigation matters, and (better)/ worse than expected return on business transactions. The measures are also adjusted for the impact of macroeconomic and market factors such as variances to expected return on alternative investments, expected fair value changes on fixed maturity securities, foreign exchange gains (losses), embedded derivative gains (losses), and changes in fair value for market risk benefits.

■ **Corebridge Diluted Normalized AATOI per Share** The measure will be and is normalized for annual actuarial assumptions update, litigation matters, and (better)/ worse than expected return on business transactions. The measure is also adjusted for the impact of macroeconomic and market factors such as variances to expected return on alternative investments, expected fair value changes on fixed maturity securities, foreign exchange gains (losses), embedded derivative gains (losses), and changes in fair value for market risk benefits.

■ **Corebridge GOE** represents Corebridge GOE on an adjusted pre-tax operating income basis less certain one-time non-recurring items.

■ **Ratios:** We, along with most property and casualty insurance companies, use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net premiums earned, the amount of losses and loss adjustment expenses (which for General Insurance excludes net loss reserve discount), and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting income and a combined ratio of over 100 indicates an underwriting loss. Our ratios are calculated using the relevant segment information calculated under GAAP, and thus may not be comparable to similar ratios calculated for regulatory reporting purposes. The underwriting environment varies across countries and products, as does the degree of litigation activity, all of which affect such ratios. In addition, investment returns, local taxes, cost of capital, regulation, product type and competition can have an effect on pricing and consequently on profitability as reflected in underwriting income and associated ratios.

■ **Accident Year Loss and Accident Year Combined Ratios, as Adjusted (Accident Year Loss Ratio, ex-CATs and Accident Year Combined Ratio, ex-CATs)** exclude catastrophe losses (CATs) and related reinstatement premiums, prior year development (PYD), net of premium adjustments, and the impact of reserve discounting. Natural catastrophe losses are generally weather or seismic events, in each case, having a net impact on AIG in excess of $10 million and man-made catastrophe losses, such as terrorism and civil disorders that exceed the $10 million threshold. We believe that as adjusted ratios are meaningful measures of our underwriting results on an ongoing basis as they exclude catastrophes and the impact of reserve discounting which are outside of management's control. We also exclude prior year development to provide transparency related to current accident year results. Underwriting ratios are computed as follows:

— **Loss Ratio** = Loss and loss adjustment expenses incurred ÷ Net premiums earned (NPE)

— **Acquisition Ratio** = Total acquisition expenses ÷ NPE

— **General Operating Expense Ratio** = General operating expenses ÷ NPE

— **Expense Ratio** = Acquisition ratio + General operating expense ratio

— **Combined Ratio** = Loss ratio + Expense ratio

— **CATs and Reinstatement Premiums Ratio = [Loss and loss adjustment expenses incurred – (CATs)] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes] – Loss ratio**

— **Accident Year Loss Ratio, as Adjusted (AYLR, ex-CATs)** = [Loss and loss adjustment expenses incurred – CATs – PYD] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes +/(-) Prior year premiums + Adjustment for ceded premium under reinsurance contracts related to prior accident years]

— **Accident Year Combined Ratio, as Adjusted (AYCR, ex-CATs)** = AYLR ex-CATs + Expense ratio

— **Prior Year Development net of reinsurance and prior year premiums Ratio** = [Loss and loss adjustment expenses incurred – CATs – PYD] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes +/(-) Prior year premiums] – Loss ratio – CATs and reinstatement premiums ratio

	Years Ended December 31,			
Underwriting Ratios General Insurance	**2023**	2022	2021	2020
Loss ratio	**58.9**	60.8	64.2	71.0
Catastrophe losses and reinstatement premiums	**(4.3)**	(5.0)	(5.4)	(10.3)
Prior year development, net of reinsurance and prior year premiums	**1.4**	1.8	0.6	0.1
Accident year loss ratio, as Adjusted	**56.0**	57.6	59.4	60.8
Acquisition ratio	**19.5**	19.3	19.6	20.4
General operating expense ratio	**12.2**	11.8	12.0	12.9
Expense ratio	**31.7**	31.1	31.6	33.3
Combined ratio	**90.6**	91.9	95.8	104.3
AYCR, ex-CATs	**87.7**	88.7	91.0	94.1

	Years Ended December 31,	
Underwriting Ratios Commercial Insurance	**2023**	2022
Loss ratio	**60.3**	63.5
Catastrophe losses and reinstatement premiums	**(5.0)**	(6.1)
Prior year development, net of reinsurance and prior year premiums	**1.2**	1.0
Accident year loss ratio, as Adjusted	**56.5**	58.4
Acquisition ratio	**15.9**	15.8
General operating expense ratio	**10.9**	10.3
Expense ratio	**26.8**	26.1
Combined ratio	**87.1**	89.6
Accident Year Combined Ratio, ex-CATs	**83.3**	84.5

- **AIG Parent Exit Run-rate General Operating Expenses** represents AIG Parent GOE inclusive of exit run-rate savings that will emerge over time.

- **Net Premiums Written on a Comparable Basis** reflects year-over-year comparison on a constant dollar basis adjusted for the International lag elimination, the sale of CRS and the sale of Validus Re.

	Year Ended December 31, 2023	
Net Premiums Written - Comparable Basis	**General Insurance**	**Global Commercial Lines**
Increase (decrease) as reported in U.S. dollars	**4.7%**	**4.4%**
Foreign exchange effect	**1.5**	**0.6**
Lag elimination impact	**0.4**	**0.6**
Validus Re	**(1.8)**	**(2.6)**
CRS	**1.8**	**2.4**
Increase (decrease) on comparable basis	**6.6%**	**5.4%**

- **Relative Tangible Book Value Per Common Share** represents Tangible book value per common share compared to peers' Tangible book value per common share. Tangible book value per common share is derived by dividing Total AIG common shareholders' equity, excluding goodwill, value of business acquired, value of distribution channel acquired and other intangible assets, by total common shares outstanding.



American International Group, Inc.

www.aig.com

